                                               Filed pursuant to Rule 424(b)(1)
                                               Registration Number 333-55852



PROSPECTUS SUPPLEMENT
(To Prospectus dated February 21, 2001)
                                1,569,215 Shares

                         [RenaissanceRe Holdings Logo]

                                 COMMON SHARES

                            ------------------------
UNITED STATES FIDELITY AND GUARANTY COMPANY, AN INDIRECT WHOLLY OWNED SUBSIDIARY OF THE ST. PAUL COMPANIES, INC., IS OFFERING 1,569,215 COMMON SHARES OF RENAISSANCERE HOLDINGS LTD. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THESE SHARES BY USF&G.

                            ------------------------

OUR COMMON SHARES ARE LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "RNR." ON MARCH 7, 2001, THE CLOSING PRICE OF THE COMMON SHARES ON THE NEW YORK STOCK EXCHANGE WAS $72.20 PER SHARE.

                            ------------------------

INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

                              PRICE $72.20 A SHARE

                            ------------------------

                                                             UNDERWRITING
                                               PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                PUBLIC        COMMISSIONS        USF&G
                                             ------------    -------------    ------------
Per Share..................................     $72.20          $3.61            $68.59
Total......................................  $113,297,323    $5,664,866       $107,632,457

USF&G has granted the underwriters the right to purchase up to an additional 156,922 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on March 13, 2001.

                            ------------------------

MORGAN STANLEY DEAN WITTER

                               JPMORGAN

                                                             MERRILL LYNCH & CO.
March 8, 2001

                               TABLE OF CONTENTS

       PROSPECTUS SUPPLEMENT                         PROSPECTUS

                                        PAGE
                                        ----
The Offering..........................  S-3
Selling Shareholder...................  S-4
Underwriters..........................  S-5
Legal Matters.........................  S-7
Recent Developments...................  S-7


                                        PAGE
                                        ----
Prospectus Summary....................    3
Forward-Looking Statements............    7
Risk Factors..........................    8
Use of Proceeds.......................   15
Price Range of Common Shares..........   15
Dividend Policy.......................   16
Capitalization........................   17
Selected Historical Financial Data....   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   33
Management............................   51
Selling Shareholder...................   55
Description of Common Shares..........   55
Certain Tax Considerations............   59
Plan of Distribution..................   65
Legal Matters.........................   65
Experts...............................   65
Where You Can Find More Information...   66
Glossary of Selected Insurance
  Terms...............................   67
Enforcement of Civil Liabilities Under
  United States Federal Securities
  Laws................................   69
Index to Consolidated Financial
  Statements..........................  F-1

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully read the prospectus delivered with this prospectus supplement. We have not authorized anyone to provide you with different information. USF&G is offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only at the date of this prospectus supplement or the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of common shares.

     Except as expressly provided in an underwriting agreement, no offered securities may be offered or sold in Bermuda and offers may only be accepted from persons resident in Bermuda, for Bermuda exchange control purposes, where such offers have been delivered outside of Bermuda. Persons resident in Bermuda, for Bermuda exchange control purposes, may require the prior approval of the Bermuda Monetary Authority in order to acquire any offered shares if the transfer would result in Bermudians owning more than 20% of our outstanding shares.

     In this prospectus supplement, references to "RenaissanceRe," "we," "us" and "our" refer to RenaissanceRe Holdings Ltd. and, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries. References to "USF&G" and the "selling shareholder" refer to United States Fidelity and Guaranty Company, a wholly owned subsidiary of The St. Paul Companies, Inc. References to "St. Paul" refer to The St. Paul Companies, Inc. In this prospectus supplement, references to "dollar" and "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                                  THE OFFERING

Common shares offered by USF&G......     1,569,215 shares

Common shares to be outstanding
after this offering.................     19,638,596 shares

Use of proceeds.....................     We will not receive any of the proceeds
                                         from this offering.

Dividend policy.....................     Historically, our Board of Directors
                                         has declared quarterly dividends on our
                                         common shares. The declaration and
                                         payment of dividends are subject to the
                                         discretion of the Board and depend,
                                         among other things, on our financial
                                         condition, general business conditions,
                                         legal, contractual and regulatory
                                         restrictions regarding the payment of
                                         dividends by us and our subsidiaries
                                         and other factors which the Board may
                                         in the future consider to be relevant.
                                         The Board declared a dividend of $0.40
                                         per share which was paid on March 6,
                                         2001 to shareholders of record as of
                                         February 20, 2001. Purchasers of shares
                                         in this offering will not receive this
                                         dividend.

NYSE symbol.........................     RNR

     Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 156,922 common shares which the underwriters have the option to purchase from USF&G to cover over-allotments.

     The number of shares outstanding after this offering is based on the number of our common shares outstanding as of February 15, 2001 and does not include a total of 769,416 common shares issuable upon the exercise of options granted to our employees and directors pursuant to our stock incentive plans as of December 31, 2000, having a weighted average exercise price of $60.94 per share.

                              SELLING SHAREHOLDER

     USF&G may offer and sell up to 1,726,137 common shares under this prospectus supplement, including 156,922 common shares which are subject to an option USF&G has granted the underwriters to cover over-allotments, if any.

     The following table sets forth information with respect to the common shares beneficially owned by USF&G at March 7, 2001 and as adjusted to give effect to this offering. All of this information has been provided by USF&G. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and options that are exercisable within 60 days.

                                                                                                       NUMBER OF
                          NUMBER OF SHARES   PERCENTAGE                                                 SHARES
                            BENEFICIALLY      OF COMMON    SHARES TO BE        SHARES TO BE          BENEFICIALLY
NAME AND ADDRESS OF         OWNED PRIOR        SHARES      SOLD IN THIS      SOLD PURSUANT TO            OWNED
SELLING SHAREHOLDER         TO OFFERING      OUTSTANDING     OFFERING     OVER-ALLOTMENT OPTION    AFTER OFFERING(1)
-------------------       ----------------   -----------   ------------   ----------------------   -----------------
United States Fidelity
  and
  Guaranty Company......     1,726,137           8.8%       1,569,215            156,922                  --
  6225 Smith Avenue
  Baltimore, Maryland
  21209

---------------
(1) Assumes exercise of the underwriters' over-allotment option.

     The nature of the positions, offices or other material relationships that certain shareholders have had with us within the past three years are set forth in documents incorporated by reference into the accompanying prospectus.

     USF&G is an indirect wholly owned subsidiary of The St. Paul Companies, Inc., whose business address is 385 Washington Street, St. Paul, Minnesota 55102.

                                  UNDERWRITERS

     Under the terms and subject to the conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase, and USF&G has agreed to sell to them, severally, the number of common shares indicated below.

                                                               NUMBER OF SHARES
                           NAME                                ----------------
Morgan Stanley & Co. Incorporated..........................         821,529
J.P. Morgan Securities Inc. ...............................         273,843
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..................................         273,843
Banc of America Securities LLC.............................          20,000
Bear, Stearns & Co. Inc. ..................................          20,000
Conning & Company..........................................          20,000
Dowling & Partners Securities, LLC.........................          20,000
Fox-Pitt, Kelton Inc. .....................................          20,000
Janney Montgomery Scott LLC................................          20,000
Keefe, Bruyette & Woods....................................          20,000
Legg Mason Wood Walker, Incorporated.......................          20,000
Prudential Securities Incorporated.........................          20,000
UBS Warburg LLC............................................          20,000
                                                                  ---------
             Total.........................................       1,569,215
                                                                  =========

     The underwriters are offering the common shares subject to their acceptance of the shares from USF&G and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus supplement are subject to the approval of various legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus supplement if any shares are taken. However, the underwriters are not required to take or pay for the over-allotment option discussed below.

     The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to selected dealers at a price that represents a concession not in excess of $2.35 a share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the underwriters.

     USF&G has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 156,922 additional common shares at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would be $124,627,091, the total underwriting discounts and commissions would be $6,231,355 and the total proceeds to USF&G would be $118,395,736.

     We, our directors and executive officers, USF&G and PT Investments, Inc., a founding institutional shareholder, have agreed that, subject to limited exceptions, without the prior written consent of Morgan

Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus supplement, we, our directors and executive officers, USF&G and PT Investments will not:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any transaction described in this clause or above is to be settled by delivery of common shares or such other securities, in cash or otherwise.

     The restrictions described in the preceding paragraph do not apply to:

     - the sale of common shares to the underwriters under the underwriting agreement;

     - the issuance by RenaissanceRe of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus supplement of which the underwriters have been advised in writing;

     - transactions by any person other than RenaissanceRe or USF&G relating to our common shares or other securities acquired in open market transactions after the completion of this offering;

     - the granting by RenaissanceRe of any options, deferred shares or other equity awards under RenaissanceRe's stock incentive plans, so long as such options do not vest and become exercisable or such deferred share or other awards do not vest, in each case, in the absence of extraordinary events or occurrences beyond the control of the grantee or recipient, until after the expiration of the 90 day period;

     - the issuance by RenaissanceRe of common shares in connection with acquisitions of businesses or portions thereof, provided the parties in any such acquisition agree in writing to be bound by the foregoing restrictions;

     - the pledge of common shares by our employees to secure loans to purchase our securities; or

     - any disposition made among such persons' family members or affiliates.

     Kingsway PT Limited Partnership, a founding institutional shareholder, has agreed, with respect to 349,000 common shares owned by it, that, subject to limited exceptions, without the prior consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, Kingsway will not, during the period commencing on the date of this prospectus supplement and ending seven days after the date of this prospectus supplement, at a price at or below the public offering price listed on the cover page of this prospectus supplement:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares, whether any transaction described in this clause or above is to be settled by delivery of common shares or such other securities, in cash or otherwise.

     In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common shares for their own account. In addition, to cover over-allotments or to stabilize the price of the common shares, the underwriters may bid for, and purchase, common shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in the offering, if the syndicate repurchases previously distributed common shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common shares above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     All costs, expenses and fees in connection with the registration of the shares will be borne by us. Commissions, discounts and any other fees or expenses, if any, attributable to the sales of the shares will be borne by USF&G. We will not receive any proceeds from the sale of the shares by USF&G.

     Morgan Stanley & Co. Incorporated has provided, and may continue to provide, investment banking services to us from time to time. J.P. Morgan Securities Inc. and its affiliates have provided, and may continue to provide, investment banking and commercial banking services to us from time to time. Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates have provided, and may continue to provide, investment banking services to us from time to time.

     We, the underwriters and USF&G have agreed to indemnify each other against various liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Certain legal matters with respect to United States, New York and Delaware law with respect to the validity of the offered securities will be passed upon for us by Willkie Farr & Gallagher, New York, New York. Certain legal matters with respect to Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. The description of United States tax laws will be passed upon by Willkie Farr & Gallagher. Additional legal matters in connection with this offering will be passed on for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. renders certain legal services to us from time to time. The underwriters are being advised as to certain legal matters with respect to Bermuda law by Appleby, Spurling & Kempe, Hamilton, Bermuda. USF&G is being advised as to certain legal matters by Sullivan & Cromwell, New York, New York.

                              RECENT DEVELOPMENTS

     On February 28, 2001, an earthquake measuring approximately 6.8 on the Richter Scale and centered about 10 miles northeast of Olympia, Washington impacted the Pacific Northwest, including the Seattle, Washington area. On March 5, we announced that we remain comfortable with Wall Street earnings estimates for our first quarter. Based on our estimates of our losses from the Seattle event, and modest loss activity to date in the quarter, we anticipate that our loss experience in the quarter will be consistent with Street estimates.

     Our assessment of our losses from the Seattle earthquake is preliminary, and assumes that industry insured losses are less than $3.5 billion. Our estimate of our first quarter earnings also assumes that we will not experience significant loss activity for the balance of the quarter.

PROSPECTUS

                                1,726,137 Shares

                          RENAISSANCERE HOLDINGS LTD.

                                 COMMON SHARES

                            ------------------------

THIS PROSPECTUS RELATES TO THE OFFER AND SALE OF UP TO 1,726,137 OF OUR COMMON SHARES, WHICH ARE OWNED BY UNITED STATES FIDELITY AND GUARANTY COMPANY, AN INDIRECT WHOLLY OWNED SUBSIDIARY OF THE ST. PAUL COMPANIES, INC. USF&G MAY OFFER ITS SHARES PUBLICLY OR THROUGH PRIVATE TRANSACTIONS AT PREVAILING MARKET OR NEGOTIATED PRICES, THROUGH UNDERWRITERS OR AGENTS, OR THROUGH A COMBINATION OF METHODS OF SALE.

WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THESE SHARES BY USF&G. WE HAVE AGREED TO BEAR ALL EXPENSES (OTHER THAN SELLING DISCOUNTS, CONCESSIONS OR COMMISSIONS) IN CONNECTION WITH THE REGISTRATION AND SALE OF THESE SHARES BEING OFFERED BY USF&G.

                            ------------------------

OUR COMMON SHARES ARE LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "RNR." ON FEBRUARY 15, 2001, THE CLOSING PRICE OF THE COMMON SHARES ON THE NEW YORK STOCK EXCHANGE WAS $80.89 PER SHARE.

                            ------------------------

INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February 21, 2001.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Forward-Looking Statements............    7
Risk Factors..........................    8
Use of Proceeds.......................   15
Price Range of Common Shares..........   15
Dividend Policy.......................   16
Capitalization........................   17
Selected Historical Financial Data....   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   33
Management............................   51

                                        PAGE
                                        ----
Selling Shareholder...................   55
Description of Common Shares..........   55
Certain Tax Considerations............   59
Plan of Distribution..................   65
Legal Matters.........................   65
Experts...............................   65
Where You Can Find More Information...   66
Glossary of Selected Insurance
  Terms...............................   67
Enforcement of Civil Liabilities Under
  United States Federal Securities
  Laws................................   69
Index to Consolidated Financial
  Statements..........................  F-1

     You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. USF&G is offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only at the date of this prospectus, regardless of the time of delivery of this prospectus and any accompanying prospectus supplement or of any sale of common shares. You should carefully read any prospectus supplement delivered with this prospectus.

     Except as expressly provided in an underwriting agreement, no offered securities may be offered or sold in Bermuda and offers may only be accepted from persons resident in Bermuda, for Bermuda exchange control purposes, where such offers have been delivered outside of Bermuda. Persons resident in Bermuda, for Bermuda exchange control purposes, may require the prior approval of the Bermuda Monetary Authority in order to acquire any offered shares if the transfer would result in Bermudians owning more than 20% of our outstanding shares.

     In this prospectus and any prospectus supplement, references to "RenaissanceRe," "we," "us" and "our" refer to RenaissanceRe Holdings Ltd. and, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries. References to "USF&G" and the "selling shareholder" refer to United States Fidelity and Guaranty Company, an indirect wholly owned subsidiary of The St. Paul Companies, Inc. References to "St. Paul" refer to The St. Paul Companies, Inc. In this prospectus and any prospectus supplement, references to "dollar" and "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus and any accompanying prospectus supplement delivered in connection with this offering, including the consolidated financial statements and related notes and the risks of investing in our common shares discussed under "Risk Factors," before making an investment decision. We incorporate important information into this prospectus by reference. You may obtain the information incorporated by reference into this prospectus and any prospectus supplement without charge by following the instructions under "Where You Can Find More Information." All information in this prospectus assumes that none of the employee stock options outstanding at February 15, 2001 is exercised. See "Glossary of Selected Insurance Terms" for a selection of insurance-related and other terms.

                          RENAISSANCERE HOLDINGS LTD.

OVERVIEW

     Founded in 1993, RenaissanceRe is one of the leading providers of property catastrophe reinsurance coverage in the world. We believe that we are a provider of first choice for many insurers and reinsurers, due in large part to our modeling and technical expertise and our industry leading performance. We principally provide property catastrophe reinsurance to insurers and reinsurers, with exposures worldwide, on an excess of loss basis. This means that we begin paying when our customers' claims from a particular catastrophe exceed a specified amount. Property catastrophe reinsurance generally provides protection from claims arising from large catastrophes, such as earthquakes, hurricanes, winter storms, freezes, floods, fires, tornados and other man-made or natural disasters.

     To leverage our underwriting skills, we have recently begun to write property catastrophe reinsurance on behalf of our two joint ventures, Top Layer Reinsurance Ltd. with State Farm Mutual Automobile Insurance Company and Overseas Partners Cat Ltd. with Overseas Partners Ltd. Together, these joint ventures have access to approximately $3.4 billion of capital. We receive profit participation and fee-based income from these ventures.

     We believe that our position as a leading property catastrophe reinsurer has been strengthened by the 40% growth in total managed catastrophe premiums we experienced in 2000. Our total managed catastrophe premiums, which include premiums we write on behalf of our two joint ventures together with those written by our wholly owned subsidiaries, grew to $397.0 million on a gross basis for the year ended December 31, 2000, including $80.2 million written on behalf of our joint ventures.

     Our principal underwriting objective is to construct a portfolio of reinsurance contracts that maximizes return on equity subject to prudent risk constraints. To help us achieve this objective, we have developed REMS(C) (Renaissance Exposure Management System), a proprietary computer-based pricing and exposure modeling and management system. REMS(C) is a unique platform which assists us in better measuring property catastrophe risk, pricing treaties and managing our aggregate exposure. We believe that REMS(C) is among the most sophisticated exposure management systems in use today in the reinsurance industry. Accordingly, we believe the combination of our REMS(C) system and the extensive experience of our underwriters provides us with a significant competitive advantage.

     Our highly analytic and disciplined approach to underwriting has enabled us to generate industry leading operating returns on equity for each full year of operations since our inception, even during periods of higher industry losses. Our margin of outperformance relative to our peers has been wider in periods of higher industry losses than in periods of lower losses, which we believe demonstrates our superior underwriting skills. During 1999, for instance, when we were exposed to events which resulted in insured industry losses of approximately $31 billion, we were able to achieve an operating return on equity of 19.8%. For the years ended December 31, 1996 through 2000, our average operating return on equity was 23.0%.

     In addition to property catastrophe reinsurance, we write certain specialty lines of reinsurance, including accident and health, finite, satellite and aviation. We also write primary insurance that is exposed to catastrophe risk and have recently expanded our management team for that business. We may seek to expand our presence in these markets, depending on our assessment of business opportunities.

     For the year ended December 31, 2000, we wrote $293.3 million of net premiums, of which $250.2 million (or 85.3%) was property catastrophe reinsurance, $37.7 million (or 12.9%) was noncatastrophe reinsurance and the remaining $5.4 million (or 1.8%) was primary insurance. For the year ended December 31, 1999, we wrote $213.5 million of net premiums, of which $202.5 million (or 94.8%) was property catastrophe reinsurance, $2.7 million (or 1.3%) was noncatastrophe reinsurance and the remaining $8.3 million (or 3.9%) was primary insurance. As of December 31, 2000, we had total assets of $1.5 billion and total shareholders' equity of $700.8 million.

     In January 2001, A.M. Best Company, Inc. upgraded its claims-paying rating on our principal operating subsidiary, Renaissance Reinsurance Ltd., to "A+" (Superior) from our initial rating of "A" (Excellent). Standard & Poor's Insurance Ratings Services has maintained an "A" (Strong) claims-paying rating on Renaissance Reinsurance since first rating us and currently has us on positive outlook. These claims-paying ratings represent independent opinions of financial strength and ability to meet policyholder obligations and are not applicable to the securities being offered by this prospectus.

     We conduct our operations through wholly owned subsidiaries and joint ventures in Bermuda, the United States and Europe. Our registered and principal executive offices are located at Renaissance House, 8-12 East Broadway, Pembroke HM 19 Bermuda, telephone (441) 295-4513.

CORPORATE STRATEGY

     We seek to generate earnings growth for our shareholders by pursuing the following strategic objectives:

     - ENHANCE OUR POSITION AS A LEADER IN THE PROPERTY CATASTROPHE REINSURANCE BUSINESS. Based on gross premiums written, we are among the largest property catastrophe reinsurers in the world. Property catastrophe reinsurance accounts for a substantial majority of our business, and has historically generated among the most attractive returns in our industry. We believe that our proprietary modeling technology and underwriting expertise provide us with significant competitive advantages in managing catastrophe risk. We will continue to enhance our leadership position by:

          -- Constructing a superior portfolio of reinsurance using proprietary underwriting models. We seek to effectively deploy our capital base while maintaining prudent risk levels in our reinsurance portfolio; and

          -- Constructing superior portfolios of catastrophe reinsurance for third parties, in exchange for fee income and profit participation. Top Layer Re and OPCat provide us with additional presence in the market, by allowing us to leverage our access to business and our underwriting capabilities on a larger capital base.

     - PURSUE NEW BUSINESS OPPORTUNITIES IN ATTRACTIVE MARKETS WHERE WE CAN LEVERAGE OUR CORPORATE SKILLS AND CULTURE. Our management's experience and underwriting expertise position us to enter into new business areas which we believe will meet our return on equity criteria. Currently, we believe our best opportunities include:

          -- Certain specialty lines of reinsurance that have begun to show improved pricing, such as accident and health, finite, satellite and aviation; and

          -- Primary insurance exposed to natural catastrophe risk, which allows us to leverage our catastrophe risk management skills.

                                  RISK FACTORS

     You should carefully consider all the information contained or incorporated by reference in this prospectus before making an investment in our common shares. In particular, you should consider the risk factors described under "Risk Factors" beginning on page 8.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following table sets forth our summary financial data and other financial information at and for each of the years in the five year period ended December 31, 2000. The historical financial information was prepared in accordance with U.S. generally accepted accounting principles. The statement of income data for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and the balance sheet data at December 31, 2000, 1999, 1998, 1997 and 1996 were derived from our audited consolidated financial statements, which have been audited by Ernst & Young, our independent auditors. You should read the summary financial data in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus and all other information appearing elsewhere or incorporated into this prospectus by reference. See "Where You Can Find More Information."

                                                      YEARS ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                        2000        1999        1998        1997        1996
                                      --------    --------    --------    --------    --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF INCOME DATA:
Gross premiums written..............  $433,002    $351,305    $270,460    $228,287    $269,913
Net premiums written................   293,303     213,513     195,019     195,752     251,564
Net premiums earned.................   267,681     221,117     204,947     211,490     252,828
Net investment income...............    77,868      60,334      52,834      49,573      44,280
Net realized losses on sales of
  investments.......................    (7,151)    (15,720)     (6,890)     (2,895)     (2,938)
Claims and claim expenses
  incurred..........................   108,604      77,141     112,752      50,015      86,945
Acquisition costs...................    38,530      25,500      26,506      25,227      26,162
Operational expenses................    37,954      36,768      34,525      25,131      16,731
Pre-tax income......................   131,876     102,716      54,102     139,249     156,160
Net income..........................   127,228     104,241      74,577     139,249     156,160
Operating income(1).................   134,379     119,961     121,547     142,144     159,098
Operating earnings per common
  share -- diluted(1)...............  $   6.86    $   5.82    $   5.42    $   6.19    $   6.12
Earnings per common share --
  diluted(2)........................      6.50        5.05        3.33        6.06        6.01
Dividends per common share..........      1.50        1.40        1.20        1.00        0.80
Weighted average common shares
  outstanding.......................    19,576      20,628      22,428      22,967      25,995
OPERATING RATIOS:(1)
Claims/claim expense ratio..........      40.6%       34.9%       33.1%       23.7%       34.3%
Underwriting expense ratio..........      28.5        28.1        29.3        23.8        17.0
                                      --------    --------    --------    --------    --------
Combined ratio......................      69.1%       63.0%       62.4%       47.5%       51.3%
                                      ========    ========    ========    ========    ========
Operating return on average
  shareholders' equity..............      21.0%       19.8%       19.2%       25.0%       29.8%

                       footnotes appear on following page

                                                         AT DECEMBER 31,
                                  --------------------------------------------------------------
                                     2000          1999          1998         1997        1996
                                  ----------    ----------    ----------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total investments and cash......  $1,082,046    $1,059,790    $  942,309    $859,467    $802,466
Total assets....................   1,468,989     1,617,243     1,356,164     960,749     904,764
Reserve for claims and claim
  expenses......................     403,611       478,601       298,829     110,037     105,421
Reserve for unearned premiums...     112,541        98,386        94,466      57,008      65,617
Bank loans......................      50,000       250,000       100,000      50,000     150,000
Company obligated mandatorily
  redeemable capital securities
  of a subsidiary trust holding
  solely junior subordinated
  debentures of
  RenaissanceRe(3)..............      87,630        89,630       100,000     100,000          --
Total shareholders' equity......     700,818       600,329       612,232     598,703     546,203
Book value per common
  share(4)......................  $    35.72    $    30.50    $    28.28    $  26.68    $  23.21
Common shares outstanding.......      19,621        19,686        21,646      22,441      23,531

---------------
(1) Operating income excludes net realized gains or losses on investments. For 1998, operating income, operating earnings per common share -- diluted, the claims/claim expense ratio, the underwriting expense ratio, the combined ratio and the operating return on average shareholders' equity also exclude the impact of an after-tax charge of $40.1 million taken in the fourth quarter of 1998 related to our subsidiary, Nobel Insurance Company. Including the charge related to Nobel for 1998, operating income, operating earnings per common share -- diluted, the claims/claim expense ratio, the underwriting expense ratio, the combined ratio and the operating return on average shareholders' equity would have been $81.5 million, $3.63, 55.0%, 29.8%, 84.8% and 12.9%, respectively.

(2) Earnings per common share -- diluted was calculated by dividing net income available to common shareholders by the number of weighted average common shares and common share equivalents outstanding. Common share equivalents are calculated on the basis of the treasury stock method.

(3) The item "Company obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of RenaissanceRe" reflects $87.6 million aggregate liquidation amount of the capital securities issued by a subsidiary trust. The sole assets of the trust are $87.6 million aggregate principal amount of 8.54% Junior Subordinated Debentures due March 1, 2027 issued by RenaissanceRe.

(4) Book value per common share was computed by dividing total shareholders' equity by the number of outstanding common shares.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, us.

     In particular, statements using verbs such as "expect," "anticipate," "intend," "believe" or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this prospectus should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

     - the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

     - a decrease in the level of demand for our reinsurance, insurance or other businesses, or increased competition in the industry;

     - the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries;

     - risks associated with implementing our business strategies;

     - slower than anticipated growth in our fee-based operations;

     - changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio;

     - uncertainties in our reserving process;

     - failure of our reinsurers to honor their obligations;

     - loss of services of any one of our key executive officers;

     - the passage of federal or state legislation subjecting Renaissance Reinsurance to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

     - challenges by insurance regulators in the United States to Renaissance Reinsurance's claim of exemption from insurance regulation under current laws;

     - a contention by the United States Internal Revenue Service that our Bermuda subsidiaries, including Renaissance Reinsurance, are subject to U.S. taxation; and

     - actions of competitors, including industry consolidation and development of competing financial products.

     The factors listed above should not be construed as exhaustive. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

     Before you invest in our common shares, you should carefully consider the risks involved, including the following factors and other information in this prospectus.

BECAUSE OF OUR EXPOSURE TO CATASTROPHIC EVENTS, OUR FINANCIAL RESULTS MAY VARY SIGNIFICANTLY FROM ONE PERIOD TO THE NEXT.

     Our principal product is property catastrophe reinsurance. We also sell primary insurance that is exposed to catastrophe risk. We therefore have a large overall exposure to natural and man-made disasters. Our property catastrophe reinsurance contracts cover unpredictable events such as earthquakes, hurricanes, winter storms, freezes, floods, fires, tornados and other man-made or natural disasters. As a result, our operating results have historically been, and we expect will continue to be, largely affected by relatively few events of high magnitude. Under the reinsurance policies that we write, we generally do not experience significant claims until insured industry losses reach or exceed at least several hundred million dollars.

     Claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and adversely affect our financial condition or results of operations. Our ability to write new business could also be impacted. We believe that increases in the value and geographic concentration of insured property and the effects of inflation will increase the severity of claims from catastrophic events in the future.

REINSURANCE PRICES MAY DECLINE, WHICH COULD AFFECT OUR PROFITABILITY.

     Demand for reinsurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, general economic conditions and underwriting results of primary property insurers. The supply of reinsurance is related to prevailing prices, recent loss experience and levels of surplus capacity. All of these factors fluctuate and may contribute to price declines generally in the reinsurance industry. Premium rates or other terms and conditions of trade may vary in the future. If any of these factors were to cause the demand for reinsurance to fall or the supply to rise, our profitability could be adversely affected.

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT.

     The property catastrophe reinsurance industry is highly competitive. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and property catastrophe reinsurers, including other Bermuda-based property catastrophe reinsurers. Many of our competitors have greater financial, marketing and management resources than we do. In addition, we may not be aware of other companies that may be planning to enter the property catastrophe reinsurance market or of existing companies which may be planning to raise additional capital. Further, catastrophe-linked derivative securities are being developed, which could impact the demand for traditional catastrophe reinsurance. We cannot predict what effect any of these developments may have on our businesses.

     Competition in the types of reinsurance that we underwrite is based on many factors, including premium rates and other terms and conditions offered, services provided, speed of claims payment, ratings assigned by independent rating agencies, the perceived financial strength and the experience of the reinsurer in the line of reinsurance to be written. Ultimately, increasing competition could affect our ability to attract business on terms having the potential to yield an attractive return on equity.

     The primary insurance business is also highly competitive. Primary insurers compete on the basis of factors including selling effort, product, price, service and financial strength. We seek primary insurance pricing that will result in adequate returns on the capital allocated to our primary insurance business. We may lose primary insurance business to competitors offering competitive insurance products at lower prices.

     A number of new, proposed or potential legislative or industry developments could further increase competition in our industries. New competition from these developments could cause the demand for reinsurance or insurance to fall, which would adversely affect our profitability.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

     Our operating results depend in part on the performance of our investment portfolio. Our investment portfolio contains interest sensitive instruments, such as bonds and mortgage-backed securities, which may be adversely affected by changes in interest rates.

     Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Although we have taken measures intended to manage the risks of operating in a changing interest rate environment, we may not be able to effectively mitigate interest rate sensitivity.

U.S. TAXING AUTHORITIES COULD CONTEND THAT OUR BERMUDA SUBSIDIARIES ARE SUBJECT TO U.S. CORPORATE INCOME TAX.

     We believe that, to date, Renaissance Reinsurance and Glencoe Insurance Ltd., a wholly owned subsidiary of Renaissance Reinsurance, have operated and, in the future, will continue to operate their businesses in a manner that will not cause either to be treated as being engaged in a trade or business in the United States. However, if the United States Internal Revenue Service were to contend successfully that Renaissance Reinsurance or Glencoe is engaged in such a trade or business in the United States, Renaissance Reinsurance or Glencoe would, except to the extent exempted from tax by the United States-Bermuda income tax treaty, be subject to U.S. corporate income tax on that portion of its net income treated as effectively connected with a U.S. trade or business, as well as the U.S. corporate branch profits tax. Such tax could materially adversely affect our results of operations.

     Even if the IRS were to contend successfully that Renaissance Reinsurance or Glencoe was engaged in a U.S. trade or business, the United States-Bermuda income tax treaty could preclude the United States from taxing Renaissance Reinsurance or Glencoe on its net premium income except to the extent that such income were attributable to a permanent establishment maintained by Renaissance Reinsurance or Glencoe in the United States. Although we believe that neither Renaissance Reinsurance nor Glencoe has a permanent establishment in the United States, we cannot assure you that the IRS will not successfully contend that Renaissance Reinsurance or Glencoe has such an establishment and therefore is subject to taxation.

     In addition, benefits of the income tax treaty are only available to Renaissance Reinsurance and Glencoe if more than 50% of their shares are beneficially owned, directly or indirectly, by individuals who are Bermuda residents or U.S. citizens or residents. Although we will attempt to monitor compliance with this beneficial ownership test, there can be no assurance that the beneficial ownership test will continue to be satisfied or that we will be able to establish its satisfaction to the IRS. Finally, it should be noted that although the income tax treaty (assuming satisfaction of the beneficial ownership test) clearly applies to premium income, it is uncertain whether the treaty applies to other income such as investment income.

IF ACTUAL CLAIMS EXCEED OUR CLAIM RESERVES, OUR FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.

     Claim reserves are estimates made using actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize actuarial and computer models as well as historical reinsurance and insurance industry loss statistics to assist in the establishment of appropriate claim reserves. Nevertheless, actual claims and claim expenses paid might exceed the reserve estimates reflected in our financial statements. If this were to occur, we would be required to increase claim reserves. This would reduce our net income by a corresponding amount in the period in which the deficiency is identified.

A DECLINE IN THE RATINGS ASSIGNED TO OUR CLAIMS-PAYING ABILITY MAY IMPACT OUR POTENTIAL TO WRITE NEW BUSINESS.

     Third party rating agencies assess and rate the claims-paying ability of reinsurers and insurers, such as Renaissance Reinsurance, Top Layer Re and Glencoe. These ratings are based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies are based upon factors relevant to policyholders and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold, or sell any security.

     Renaissance Reinsurance is rated "A+" by A.M. Best and "A" by Standard & Poor's. Top Layer Re is rated "AAA" by Standard & Poor's and "A++" by A.M. Best. Glencoe is rated "A-" by A.M. Best. Although we believe that Renaissance Reinsurance, Top Layer Re and Glencoe will continue to comply with the criteria set by these rating agencies, we can provide no assurance that one or more of these or other rating agencies will not downgrade or withdraw their claims-paying ability ratings in the future. The ability of Renaissance Reinsurance, Top Layer Re, Glencoe and our other rated insurance subsidiaries to compete with other reinsurers and insurers, and our results of operations, could be materially adversely affected by any such ratings downgrade.

BECAUSE WE DEPEND ON A FEW REINSURANCE BROKERS FOR A LARGE PORTION OF REVENUE, LOSS OF BUSINESS PROVIDED BY THEM COULD ADVERSELY AFFECT US.

     We market our reinsurance products worldwide exclusively through reinsurance brokers. Five brokerage firms accounted for 78.3%, 78.8%, 64.2%, 70.1% and 58.5% of our net premiums written for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively. Subsidiaries and affiliates of Marsh Inc., Greig Fester, E.W. Blanch & Co., AON Re Group, and Willis Faber accounted for approximately 26.5%, 15.7%, 15.7%, 14.9% and 5.5%, respectively, of our premiums written in 2000. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

OUR RELIANCE ON REINSURANCE BROKERS EXPOSES US TO THEIR CREDIT RISK.

     In accordance with industry practice, we frequently pay amounts owed on claims under our policies to reinsurance brokers, and these brokers, in turn, pay these amounts over to the insurers that have reinsured a portion of their liabilities with us (we refer to these insurers as ceding insurers). In some jurisdictions, if a broker failed to make such a payment, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for these policies to reinsurance brokers for payment over to us, these premiums are considered to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

THE COVENANTS IN OUR DEBT AGREEMENTS LIMIT OUR FINANCIAL AND OPERATIONAL FLEXIBILITY, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     We have incurred indebtedness, and may incur additional indebtedness in the future. At December 31, 2000, we had $50.0 million of bank loans outstanding. In addition, we also have $87.6 million of outstanding junior subordinated debentures relating to an issuance of trust preferred securities by our subsidiary RenaissanceRe Capital Trust I.

     The agreements covering our indebtedness, and particularly our bank loans, contain numerous covenants that limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. These agreements also require us to maintain specified financial ratios. If we fail to comply with these covenants or meet these financial ratios, the lenders under our credit facility could declare a default and demand immediate repayment of all amounts owed to them.

     In addition, if we are in default under our indebtedness or if we have given notice of our intention to defer our related payment obligations, the terms of our indebtedness would restrict our ability to:

     - declare or pay any dividends on our capital shares,

     - redeem, purchase or acquire any capital shares, or

     - make a liquidation payment with respect to our capital shares.

BECAUSE WE ARE A HOLDING COMPANY, WE ARE DEPENDENT ON DIVIDENDS AND PAYMENTS FROM OUR SUBSIDIARIES.

     As a holding company with no direct operations, we rely on investment income, cash dividends and other permitted payments from our subsidiaries to make principal and interest payments on our debt and to pay dividends to our shareholders. If our subsidiaries are restricted from paying dividends to us, we may be unable to pay dividends or to repay our indebtedness.

     Bermuda law and regulations require our subsidiaries which are registered in Bermuda as insurers to maintain a minimum solvency margin and minimum liquidity ratio, and prohibit dividends that would result in a breach of these requirements. Further, Renaissance Reinsurance, as a Class 4 insurer in Bermuda, may not pay dividends which would exceed 25% of its capital and surplus, unless it first makes filings confirming that it meets the required margins.

     Generally, our U.S. insurance subsidiaries may only pay dividends out of earned surplus. Further, the amount payable without the prior approval of the applicable state insurance department is generally limited to the greater of 10% of policyholders' surplus or statutory capital, or 100% of the subsidiary's prior year statutory net income.

THE LOSS OF ONE OR MORE KEY EXECUTIVE OFFICERS COULD ADVERSELY AFFECT US.

     Our success has depended, and will continue to depend, in substantial part upon our ability to attract and retain our executive officers and, in particular, on the continued service of James N. Stanard, our Chairman, President and Chief Executive Officer. If Mr. Stanard becomes unable to continue in his present role, our business could be adversely affected.

     Our ability to execute our business strategy is dependent on our ability to attract and retain a staff of qualified underwriters and service personnel. We do not currently maintain key man life insurance policies with respect to any of our employees.

IF WE ARE UNABLE TO OBTAIN EXTENSIONS OF WORK PERMITS FOR OUR EMPLOYEES, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     Under Bermuda law, non-Bermudians may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. The Bermuda government will issue a work permit for a specific period of time, which may be extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. Substantially all of our officers are working in Bermuda under work permits that will expire over the next three years.

     Although we are not currently aware of any specific difficulties in connection with renewing the work permits for these officers, it is possible that the Bermuda government could refuse to extend these work permits. If any of our senior executive officers were not permitted to remain in Bermuda, our operations could be disrupted and our financial performance could be adversely affected as a result.

REGULATORY CHALLENGES IN THE UNITED STATES OR ELSEWHERE COULD RESULT IN RESTRICTIONS ON OUR ABILITY TO OPERATE.

     Renaissance Reinsurance is not licensed or admitted to do business in any jurisdiction except Bermuda. Renaissance Reinsurance conducts its business from its principal offices in Bermuda and does not maintain an office in the United States. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States. We do not believe that Renaissance Reinsurance is subject to the insurance laws of any state in the United States. Nevertheless, we could face inquiries or challenges to the operations of Renaissance Reinsurance in the future.

     Glencoe is an eligible, non-admitted excess and surplus lines insurer in 29 states of the United States and is subject to certain regulatory and reporting requirements of these states. If we expand into additional insurance markets, this could cause one or more of our subsidiaries to become subject to regulation in additional jurisdictions.

     If Renaissance Reinsurance or any of our subsidiaries were to become subject to the laws of a new jurisdiction where that subsidiary is not presently admitted, they may not be in compliance with the laws of the new jurisdiction. Any failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business, and could also result in fines and other sanctions, any or all of which could adversely affect our financial results and operations.

     We also own four subsidiaries which write insurance in the United States. These subsidiaries are subject to extensive regulation under state statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation generally is designed to protect policyholders rather than investors, and relates to such matters as rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. We could be required to allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation.

RENAISSANCE REINSURANCE IS NOT LICENSED OR ADMITTED IN THE UNITED STATES.

     Renaissance Reinsurance is a registered Bermuda insurance company and is not licensed or admitted as an insurer in any jurisdiction in the United States. Because jurisdictions in the United States do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless security is posted, Renaissance Reinsurance's contracts generally require it to post a letter of credit or provide other security after a reinsured reports a claim. In order to post these letters of credit, issuing banks generally require us to provide collateral.

     While many of our competitors presently are also not licensed or admitted as an insurer in any U.S. jurisdiction, the non-admitted status of Renaissance Reinsurance could put us at a competitive disadvantage in the future with respect to other reinsurers that are licensed and admitted in U.S. jurisdictions.

RETROCESSIONAL REINSURANCE MAY BECOME UNAVAILABLE ON ACCEPTABLE TERMS.

     In order to limit the effect of large and multiple losses upon our financial condition, we buy reinsurance for our own account. This type of insurance is known as "retrocessional reinsurance." Our primary insurance companies also buy reinsurance from third parties. A reinsurer's insolvency or inability to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us.

     From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance which they consider adequate for their business needs. There can be no assurance that we will be able to obtain our desired amounts of retrocessional reinsurance. There is also no assurance that, if we are able to obtain such retrocessional reinsurance, we will be able to negotiate terms as favorable to us as in prior years.

WE MAY BE ADVERSELY AFFECTED BY FOREIGN CURRENCY FLUCTUATIONS.

     Our functional currency is the U.S. dollar. A portion of our premium is written in currencies other than the U.S. dollar and a portion of our loss reserves are also in non-dollar currencies. Moreover, we maintain a portion of our cash equivalent investments in currencies other than the U.S. dollar. We may, from time to time, experience losses resulting from fluctuations in the values of these foreign currencies, which could adversely affect our operating results.

SOME ASPECTS OF OUR CORPORATE STRUCTURE MAY DISCOURAGE THIRD PARTY TAKEOVERS AND OTHER TRANSACTIONS.

     Some provisions of our Memorandum of Association and of our Amended and Restated Bye-Laws have the effect of making more difficult or discouraging unsolicited takeover bids from third parties. In particular, our Bye-Laws prohibit transfers of our capital shares if the transfer would result in a person owning or controlling shares that constitute 9.9% or more of any class or series of our shares. The primary purpose of this restriction is to reduce the likelihood that we will be deemed a "controlled foreign corporation" within the meaning of the Internal Revenue Code for U.S. federal tax purposes. However, this limit may also have the effect of deterring purchases of large blocks of common shares or proposals to acquire us, even if some or a majority of our shareholders might deem these purchases or acquisition proposals to be in their best interests.

     In addition, our Bye-Laws provide for:

     - a classified Board, whose size is fixed and whose members may be removed by the shareholders only for cause upon a 66 2/3% vote;

     - restrictions on the ability of shareholders to nominate persons to serve as directors, submit resolutions to a shareholder vote and requisition special general meetings;

     - a large number of authorized but unissued shares which may be issued by the Board without further shareholder action; and

     - a 66 2/3% shareholder vote to amend, repeal or adopt any provision inconsistent with several provisions of the Bye-Laws.

     These Bye-Law provisions make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors, which we believe would generally best serve the interests of our shareholders. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of us. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

     We indirectly own DeSoto Insurance Company Ltd., a Florida domiciled special purpose insurance company, DeSoto Prime Insurance Company, a Florida domiciled insurance company, and Nobel Insurance Company, a Texas domiciled insurance company. Our ownership of U.S. insurance companies such as these can, under applicable state insurance company laws and regulations, delay or impede a change of control of RenaissanceRe. Under applicable Florida and Texas insurance regulations, any proposed purchase of 10% or more of our voting securities would require the prior approval of the Florida and Texas insurance regulatory authorities.

THE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE OR REGISTRATION COULD HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON SHARES.

     Public or private sales of substantial amounts of our common shares, or the perception that these sales could occur, could adversely affect the market price of the common shares as well as our ability to raise additional capital in the public equity markets at a desirable time and price. At December 31, 2000, affiliates of GE Investments and members of our management held a total of 3,124,096 common shares, all of which are or will be eligible for sale in the public market, subject to compliance with Rule 144.

     Additionally, these investors have the right to require us to register under the Securities Act any common shares held by them. We may also provide for the registration of shares currently held or acquired in the future by employees under compensation arrangements, which will permit these shares to be sold in the public market from time to time.

INVESTORS MAY HAVE DIFFICULTIES IN SERVING PROCESS OR ENFORCING JUDGMENTS AGAINST US IN THE UNITED STATES.

     We are a Bermuda company. In addition, certain of our officers and directors reside in countries outside the United States. All or a substantial portion of our assets and the assets of these officers and directors are or may be located outside the United States. We would expect to appoint an agent in the United States to receive service of process for actions based on offers and sales of our securities covered by a registration statement filed with the Securities and Exchange Commission. Nevertheless, investors may have difficulty effecting service of process within the United States on our directors and officers who reside outside the United States or to recover against us or these directors and officers on judgments of United States courts based on civil liabilities provisions of the United States federal securities laws.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares by USF&G.

                          PRICE RANGE OF COMMON SHARES

     Our common shares began publicly trading on June 27, 1995. Our New York Stock Exchange symbol is "RNR." The following table sets forth, for the periods indicated, the high and low prices per share of our common shares as reported in composite New York Stock Exchange trading.

                                                              PRICE RANGE OF
                                                              COMMON SHARES
                                                             ----------------
PERIOD                                                        HIGH      LOW
------                                                       ------    ------
1998
First Quarter..............................................  $50.75    $39.63
Second Quarter.............................................   50.69     43.00
Third Quarter..............................................   48.31     41.44
Fourth Quarter.............................................   45.38     34.50

1999
First Quarter..............................................  $37.00    $31.50
Second Quarter.............................................   38.13     30.00
Third Quarter..............................................   37.44     34.31
Fourth Quarter.............................................   43.19     33.19

2000
First Quarter..............................................  $41.13    $35.88
Second Quarter.............................................   44.13     36.13
Third Quarter..............................................   64.88     42.50
Fourth Quarter.............................................   81.50     58.13

2001
First Quarter (through February 15, 2001)..................  $84.18    $64.97

     On February 15, 2001 the last reported sale price for our common shares was $80.89 per share. At February 15, 2001 there were approximately 110 holders of record of our common shares and approximately 3,000 beneficial holders.

                                DIVIDEND POLICY

     Historically, we have paid quarterly dividends on our common shares, and have increased our dividend during each of the six years since our initial public offering. Our Board has declared a dividend of $0.40 per share payable on March 6, 2001 to shareholders of record at February 20, 2001. Purchasers of shares from USF&G will not receive this dividend. We expect to continue the payment of such dividends in the future, but we cannot assure you that they will continue. The declaration and payment of dividends are subject to the discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and our subsidiaries and other factors which the Board may in the future consider to be relevant.

     As a holding company with no direct operations, we rely on investment income, cash dividends and other permitted payments from our subsidiaries to pay dividends to our shareholders. Our Bermuda insurance subsidiaries are required by applicable law and regulations to maintain a minimum solvency margin and minimum liquidity ratio, and are prohibited from paying dividends that would result in a breach of these requirements. Further, Renaissance Reinsurance, as a Class 4 insurer in Bermuda, may not pay dividends which would exceed 25% of its capital and surplus, unless it first makes filings confirming that it meets the required margins. Generally, our U.S. insurance subsidiaries may only pay dividends out of earned surplus. Further, the amount payable without the prior approval of the applicable state insurance department is generally limited to the greater of 10% of policyholders' surplus or statutory capital, or 100% of the subsidiary's prior year statutory net income. If our subsidiaries are restricted from paying dividends to us, we may be unable to pay dividends to shareholders.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at December 31, 2000. This table should be read in conjunction with our consolidated financial statements and notes thereto included in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            AT DECEMBER 31, 2000
                                                            --------------------
                                                               (IN MILLIONS)
Cash and cash equivalents.................................         $110.6
                                                                   ======
Bank loan.................................................         $ 50.0
Company obligated, mandatorily redeemable capital
  securities of a subsidiary trust holding solely junior
  subordinated debentures of RenaissanceRe................           87.6
Common shareholders' equity(1)............................          700.8
                                                                   ------
Total capitalization......................................         $838.4
                                                                   ======

---------------
(1) Reflects $87.6 million aggregate liquidation amount of the capital securities issued by a subsidiary trust. The sole assets of the trust are $87.6 million aggregate principal amount of 8.54% junior subordinated debentures due March 1, 2027 issued by RenaissanceRe.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth our selected financial data and other financial information at and for each of the years in the five year period ended December 31, 2000. The historical financial information was prepared in accordance with U.S. generally accepted accounting principles. The statement of income data for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and the balance sheet data at December 31, 2000, 1999, 1998, 1997 and 1996 were derived from our audited consolidated financial statements, which have been audited by Ernst & Young, our independent auditors. You should read the selected financial data in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus and all other information appearing elsewhere or incorporated into this prospectus by reference. See "Where You Can Find More Information."

                                                      YEARS ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                        2000        1999        1998        1997        1996
                                      --------    --------    --------    --------    --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF INCOME DATA:
Gross premiums written..............  $433,002    $351,305    $270,460    $228,287    $269,913
Net premiums written................   293,303     213,513     195,019     195,752     251,564
Net premiums earned.................   267,681     221,117     204,947     211,490     252,828
Net investment income...............    77,868      60,334      52,834      49,573      44,280
Net realized losses on sales of
  investments.......................    (7,151)    (15,720)     (6,890)     (2,895)     (2,938)
Claims and claim expenses
  incurred..........................   108,604      77,141     112,752      50,015      86,945
Acquisition costs...................    38,530      25,500      26,506      25,227      26,162
Operational expenses................    37,954      36,768      34,525      25,131      16,731
Pre-tax income......................   131,876     102,716      54,102     139,249     156,160
Net income..........................   127,228     104,241      74,577     139,249     156,160
Operating income(1).................   134,379     119,961     121,547     142,144     159,098
Operating earnings per common
  share -- diluted(1)...............  $   6.86    $   5.82    $   5.42    $   6.19    $   6.12
Earnings per common share --
  diluted(2)........................      6.50        5.05        3.33        6.06        6.01
Dividends per common share..........      1.50        1.40        1.20        1.00        0.80
Weighted average common shares
  outstanding.......................    19,576      20,628      22,428      22,967      25,995
OPERATING RATIOS:(1)
Claims/claim expense ratio..........      40.6%       34.9%       33.1%       23.7%       34.3%
Underwriting expense ratio..........      28.5        28.1        29.3        23.8        17.0
                                      --------    --------    --------    --------    --------
Combined ratio......................      69.1%       63.0%       62.4%       47.5%       51.3%
                                      ========    ========    ========    ========    ========
Operating return on average
  shareholders' equity..............      21.0%       19.8%       19.2%       25.0%       29.8%

                       footnotes appear on following page

                                                         AT DECEMBER 31,
                                  --------------------------------------------------------------
                                     2000          1999          1998         1997        1996
                                  ----------    ----------    ----------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total investments and cash......  $1,082,046    $1,059,790    $  942,309    $859,467    $802,466
Total assets....................   1,468,989     1,617,243     1,356,164     960,749     904,764
Reserve for claims and claim
  expenses......................     403,611       478,601       298,829     110,037     105,421
Reserve for unearned premiums...     112,541        98,386        94,466      57,008      65,617
Bank loans......................      50,000       250,000       100,000      50,000     150,000
Company obligated mandatorily
  redeemable capital securities
  of a subsidiary trust holding
  solely junior subordinated
  debentures of
  RenaissanceRe(3)..............      87,630        89,630       100,000     100,000          --
Total shareholders' equity......     700,818       600,329       612,232     598,703     546,203
Book value per common
  share(4)......................  $    35.72    $    30.50    $    28.28    $  26.68    $  23.21
Common shares outstanding.......      19,621        19,686        21,646      22,441      23,531
SEGMENT INFORMATION:
REINSURANCE
  Gross premiums written........  $  382,816    $  282,345    $  207,189    $221,246    $268,361
  Net premiums written..........     287,941       205,192       167,152     189,562     250,512
  Pre-tax income................     150,003       117,408       126,768     146,209     161,855
  Claims/claim expense ratio....        40.4%         32.7%         25.0%       23.6%       34.4%
  Underwriting expense ratio....        26.8          25.8          28.1        22.6        16.2
                                  ----------    ----------    ----------    --------    --------
  Combined ratio................        67.2%         58.5%         53.1%       46.2%       50.6%
                                  ==========    ==========    ==========    ========    ========
PRIMARY
  Gross premiums written........  $   50,186    $   68,960    $   63,271    $  7,041    $  1,552
  Net premiums written..........       5,362         8,321        27,867       6,190       1,052
  Pre-tax income(1).............      (4,682)        8,926         4,288       2,421         900
  Claims/claim expense
     ratio(1)...................        47.0%         52.2%         72.1%       25.0%         NM(5)
  Underwriting expense
     ratio(1)...................        98.1          12.4          37.1        86.1          NM
                                  ----------    ----------    ----------    --------
  Combined ratio(1).............       145.1%         64.6%        109.2%      111.1%         NM
                                  ==========    ==========    ==========    ========    ========

---------------
(1) Operating income excludes net realized gains or losses on investments. For 1998, operating income, operating earnings per common share -- diluted, the claims/claim expense ratio, the underwriting ratio, the combined ratio and the operating return on average shareholders' equity also exclude the impact of an after-tax charge of $40.1 million taken in the fourth quarter of 1998 related to our subsidiary, Nobel. Including the charge related to Nobel, operating income, operating earnings per common share -- diluted, the claims/claim expense ratio, the underwriting ratio, the combined ratio and the operating return on average shareholders' equity would have been $81.5 million, $3.63, 55.0%, 29.8%, 84.8% and 12.9%, respectively. Also for 1998, the primary segment information of pre-tax income and the claims/claim expense ratio also excludes the impact of the Nobel charge. Including the charge relating to Nobel, primary segment pre-tax income would have been a loss of $51.4 million and the claims/claim expense ratio would have been 200.0%.

(2) Earnings per common share -- diluted was calculated by dividing net income available to common shareholders by the number of weighted average common shares and common share equivalents outstanding. Common share equivalents are calculated on the basis of the treasury stock method.

(3) The item "Company obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of RenaissanceRe" reflects $87.6 million aggregate liquidation amount of the capital securities issued by a subsidiary trust. The sole assets of the trust are $87.6 million aggregate principal amount of 8.54% junior subordinated debentures due March 1, 2027 issued by RenaissanceRe.

(4) Book value per common share was computed by dividing total shareholders' equity by the number of outstanding common shares.

(5) The ratios are not meaningful for 1996 as this was the initial year of operations and earned premiums were $0.2 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion and analysis of our results of operations for the year ended December 31, 2000 compared with the year ended December 31, 1999, and for the year ended December 31, 1999 compared with the year ended December 31, 1998 and also a discussion of our financial condition at December 31, 2000. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results described or implied by these forward-looking statements.

OVERVIEW

     Founded in 1993, RenaissanceRe is one of the leading providers of property catastrophe reinsurance coverage in the world. We believe that we are a provider of first choice for many insurers and reinsurers, due to our modeling and technical expertise and our industry leading performance. We principally provide property catastrophe reinsurance to insurers and reinsurers, with exposures worldwide, on an excess of loss basis. Property catastrophe reinsurance generally provides protection from claims arising from large catastrophes, such as earthquakes, hurricanes, winter storms, freezes, floods, fires, tornados and other man-made or natural disasters.

     For the years ended December 31, 2000 and December 31, 1999, our gross premiums written were approximately $433.0 million and $351.3 million, respectively, our net premiums written were $293.3 million and $213.5 million, respectively, our operating income was $134.4 million (or $6.86 per share) and $120.0 million (or $5.82 per share), respectively, and our net income was $127.2 million (or $6.50 per share) and $104.2 million (or $5.05 per share), respectively. At December 31, 2000, we had total assets of $1.5 billion and total shareholders' equity of $700.8 million.

     Our principal subsidiary is Renaissance Reinsurance, a Bermuda domiciled company. In 2000, Renaissance Reinsurance wrote $382.8 million of gross written premiums, compared to $282.3 million in 1999. Of these premiums, $345.0 million were derived from property catastrophe reinsurance coverage, compared to $279.7 million in 1999. Renaissance Reinsurance is one of the largest providers of this coverage in the world. In addition to property catastrophe reinsurance, we write certain specialty lines of reinsurance, including accident and health, finite, satellite and aviation.

     In January 1999, Renaissance Reinsurance formed Top Layer Re with State Farm to provide high layer coverage for non-U.S. risks. Renaissance Reinsurance and State Farm each own 50% of Top Layer Re. OPCat is a wholly owned subsidiary of Overseas Partners. In November 1999, RenaissanceRe incorporated Renaissance Underwriting Managers to act as underwriting manager to OPCat. Together, these joint ventures have access to approximately $3.4 billion of capital. We receive profit participation and fee-based income from these ventures.

     We believe that our position as a leading property catastrophe reinsurance underwriter has been strengthened by the 40% growth in total managed catastrophe premiums we experienced in 2000. Our total managed catastrophe premiums, which include premiums we write on behalf of our Top Layer Re and OPCat joint ventures together with those written by our wholly owned subsidiaries, grew to $397.0 million on a gross basis for the year ended December 31, 2000, including $80.2 million written on behalf of our joint ventures.

     We also provide reinsurance coverage through Renaissance Reinsurance of Europe. Renaissance Europe was incorporated in 1998 under the laws of Ireland as a wholly owned subsidiary of Renaissance Reinsurance.

     We also write primary insurance and provide certain related services, principally in lines that are exposed to catastrophe risk. Our subsidiaries involved in primary insurance include Glencoe Insurance Ltd., Paget Insurance Services, Pembroke Managing Agents, DeSoto Insurance Company, DeSoto Prime Insurance Company and Nobel Insurance Company.

     Glencoe was incorporated in 1996 as a wholly owned subsidiary of RenaissanceRe. Glencoe provides primary catastrophe exposed property coverage on an excess and surplus lines basis, and is eligible to write business in 29 states. During 2000, Glencoe wrote $5.3 million of primary insurance premium, compared to $5.0 million in 1999. DeSoto Insurance was incorporated in 1997 as a wholly owned subsidiary of Glencoe, to assume and renew homeowner policies from the Florida Residential Property and Casualty Joint Underwriting Association, a state sponsored insurance company. During 2000, DeSoto wrote $12.7 million of primary homeowners insurance coverage, compared to $14.3 million in 1999. Paget, Pembroke and DeSoto Prime are all active in the Florida homeowners market.

     We also own Nobel, a Texas-domiciled insurance company. Following a 1998 fourth quarter after-tax charge of $40.1 million, Nobel disposed of its business lines in 1999. Nobel continues to be a licensed insurer in all 50 states, although there can be no assurance that these licenses can be retained.

     Our results depend to a large extent on the frequency and severity of catastrophic events, and the coverage offered to clients impacted by these events. In addition, from time to time, we may consider opportunistic diversification into new ventures, either through organic growth or the acquisition of other companies or books of business. In evaluating such new ventures, we seek an attractive return on equity, the ability to develop or capitalize on a competitive advantage and opportunities that will not detract from our core reinsurance operations. Accordingly, we regularly review strategic opportunities and periodically engage in discussions regarding possible transactions, although there can be no assurance that we will complete any such transactions or that any such transaction would contribute materially to our results of operations or financial condition.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Our operating income, which excludes realized gains and losses on investments, for the year ended December 31, 2000 was $134.4 million, compared with $120.0 million for the year ended December 31, 1999. Our operating earnings per common share for the year ended December 31, 2000 was $6.86, compared with $5.82 for the year ended December 31, 1999. The increase in operating income was primarily the result of increased fee income from our joint ventures, Top Layer Re and OPCat, and also from an increase in investment income due to increased yields and an increase in the size of the investment portfolio, slightly offset by an increase in interest expense.

     Our gross premiums written for the year ended December 31, 2000 increased by $81.7 million, or 23.2%, to $433.0 million from $351.3 million for the year ended December 31, 1999. Gross premiums written by segment were:

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            2000          1999
                                                         ----------    ----------
                                                              (IN THOUSANDS)
Reinsurance............................................   $382,816      $282,345
Primary................................................     50,186        68,960
                                                          --------      --------
Total..................................................   $433,002      $351,305
                                                          ========      ========

     Our increase in reinsurance premiums written in 2000 resulted primarily from (1) an increase of $35.0 million in our premiums from noncatastrophe reinsurance, from $2.7 million in 1999 to $37.7 million in 2000, (2) an increase in reinstatement premiums to $20.3 million in 2000, compared with $6.8 million in 1999, primarily related to the 1999 European windstorms and (3) increased opportunities to provide reinsurance to reinsurers due to the large level of catastrophes in 1999. Premiums written by our primary insurance companies decreased due to the reduced premiums at Nobel, from $49.6 million in 1999 to $32.2 million in 2000, due to the run-off of the Nobel businesses.

     During 2000, we continued to purchase reinsurance to reduce our exposure to certain losses. Our ceded premiums were as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            2000          1999
                                                         ----------    ----------
                                                              (IN THOUSANDS)
Reinsurance............................................   $ 94,875      $ 77,152
Primary................................................     44,824        60,640
                                                          --------      --------
Total..................................................   $139,699      $137,792
                                                          ========      ========

     The increase in ceded reinsurance was primarily the result of increased costs of ceded reinsurance contracts renewed by Renaissance Reinsurance and increased purchases of reinsurance by Renaissance Reinsurance. The reduction in ceded reinsurance by our primary insurance companies primarily relates to the reduction in gross written premiums from Nobel. Approximately 55% of the limits under our reinsurance coverage has been purchased on a multi-year basis, which we expect will result in relatively stable costs on the majority of those policies for the fiscal years 2001 and 2002. To the extent that appropriately priced coverage is available, we anticipate continued use of reinsurance to reduce the potential volatility of our results.

     Our gross premiums written by geographic region were as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            2000          1999
                                                         ----------    ----------
                                                              (IN THOUSANDS)
United States and Caribbean............................   $145,871      $173,598
Worldwide..............................................     98,923        46,712
Worldwide (excluding U.S.)(1)..........................     60,382        27,276
Europe.................................................     22,071        26,437
Other..................................................      9,559         2,370
Australia and New Zealand..............................      8,280         3,212
Noncatastrophe reinsurance(2)..........................     37,730         2,740
                                                          --------      --------
Total reinsurance......................................    382,816       282,345
United States -- primary...............................     50,186        68,960
                                                          --------      --------
Total gross premiums written...........................   $433,002      $351,305
                                                          ========      ========

---------------
(1) The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominantly from Europe and Japan.

(2) The category "Noncatastrophe reinsurance" includes coverages related to noncatastrophe reinsurance risks assumed by us. These coverages primarily include exposure to claims from accident and health, finite, satellite and aviation risks assumed by us.

     The table below sets forth our claims, expense and combined ratios:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              2000    1999
                                                              ----    ----
Claims and claim expenses ratio.............................  40.6%   34.9%
Underwriting expense ratio..................................  28.5    28.1
                                                              ----    ----
Combined ratio..............................................  69.1%   63.0%
                                                              ====    ====

     Our claims and claim expenses incurred for the year ended December 31, 2000 were $108.6 million, or 40.6% of net premiums earned. In comparison, our claims and claim expenses incurred for the year ended December 31, 1999 were $77.1 million, or 34.9% of net premiums earned. The primary reason for the increase in the claims and claim expenses ratio was the increase in gross premiums written from noncatastrophe reinsurance products which typically produce a higher loss ratio than our principal product, property catastrophe reinsurance. Due to the potential high severity of claims related to the property catastrophe reinsurance business, there can be no assurance that we will continue to experience this level of claims in future years.

     For our reinsurance operations, estimates of claims and claim expenses incurred and losses recoverable are based in part upon the estimation of claims resulting from catastrophic events. Our estimation of claims resulting from catastrophic events based upon our own historical claim experience is inherently difficult because of the variability and uncertainty associated with property catastrophe claims. Therefore, we utilize both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

     For both our reinsurance and primary operations, we use statistical and actuarial methods to estimate ultimate expected claims and claim expenses. The period of time from the reporting of a loss to us through the settlement of our liability may be several years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in our overall reserves, while at other times we may reallocate incurred but not reported (IBNR) reserves to specific case reserves. Reserve estimates are reviewed regularly, and such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates.

     Acquisition costs and operational expenses, consisting of brokerage commissions, excise taxes and other costs directly related to our underwriting operations, for the year ended December 31, 2000 were $76.5 million, or 28.5% of net premiums earned, compared with $62.3 million, or 28.1% of net premiums earned, for the year ended December 31, 1999. The primary contributor to the increase in the underwriting expense ratio was the increase in gross premiums earned by Renaissance Reinsurance with respect to noncatastrophe reinsurance products, which typically produce a higher underwriting expense ratio than our principal product, property catastrophe reinsurance.

     Net investment income (which excludes net realized investment losses) for the year ended December 31, 2000 was $77.9 million, compared with $60.3 million for the year ended December 31, 1999. The increase in investment income resulted primarily from an increase in interest rates during 2000, together with an increase in the investment base during the year. Although invested assets at the end of the year only reflected an increase of $22.3 million from the prior year end, we had an additional $200.0 million available during most of the year, prior to repaying $200.0 million on our bank loans during the fourth quarter.

     During 2000, we reported other income of $11.0 million, compared with $4.9 million for the year ended December 31, 1999. Substantially all of this income related to our profit participation and performance-based fees received by us from our joint ventures, Top Layer Re and OPCat. Also included in other income is approximately $0.7 million from our primary operations, and $0.4 million from our investments in non-indemnity catastrophe index transactions. For 1999, we reported $2.5 million in other income relating to recoveries on catastrophe linked index transactions and $1.4 million relating to other income from our primary operations.

     During 2000, net realized losses on sales of investments were $7.1 million, compared with $15.7 million in 1999. The realized losses in 2000 and in 1999 were primarily the result of increased interest rates and the subsequent sales of fixed income securities.

     Corporate expenses were $7.0 million in 2000 compared with $3.1 million in 1999, excluding the write-off of goodwill attributable to Nobel of $1.0 million in 2000 and $6.7 million in 1999. The primary cause of the increase was an increase in developmental expenses for our primary operations and other business development activities.

     During the year ended December 31, 2000, we recorded interest expense of $17.2 million on our outstanding debt compared with $9.9 million in 1999. The increase in interest expense was primarily related to an increase in borrowing rates during late 1999 and early 2000 and additional borrowings of $150.0 million which were outstanding for approximately five months during 1999 and for approximately eleven months during 2000. In the fourth quarter of 2000, we repaid $200.0 million of our outstanding debt.

     Also during 2000, we recorded $4.6 million of tax expense compared with a tax benefit of $1.5 million in 1999. The increase in our tax expense primarily relates to a $8.2 million deferred tax valuation allowance we recorded during 2000. Primarily as a result of the losses from Nobel, Renaissance U.S. Holdings, Inc. has recorded a net deferred tax asset, the balance of which is $18.5 million at December 31, 2000. We believe the future operations of Nobel, combined with other operating subsidiaries of Renaissance U.S., will enable us to utilize the remainder of this net operating loss carry-forward. However, it is not certain that we will realize the full benefit of this asset.

  YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Our operating income for the year ended December 31, 1999 was $120.0 million, compared with $121.5 million for the year ended December 31, 1998. Our operating earnings per common share for the year ended December 31, 1999 was $5.82, compared with $5.42 for the year ended December 31, 1998. Our consolidated net operating income excludes the impact of net realized investment gains and losses on investments, as well as, in the case of 1998, the fourth quarter charge of $40.1 million related to Nobel.

     Our gross premiums written for the year ended December 31, 1999 increased by $80.8 million, or 29.9%, to $351.3 million from $270.5 million for the year ended December 31, 1998. Our gross premiums written by segment were:

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            1999          1998
                                                         ----------    ----------
                                                              (IN THOUSANDS)
Reinsurance............................................   $282,345      $207,189
Primary................................................     68,960        63,271
                                                          --------      --------
Total..................................................   $351,305      $270,460
                                                          ========      ========

     Our increased reinsurance premiums in 1999 resulted primarily from the numerous industry losses which occurred late in 1998 and during 1999 and the related contraction in capacity in the property catastrophe reinsurance market, which resulted in increased prices in certain pockets of the property catastrophe reinsurance market during 1999. The $75.2 million, or 36.3%, increase in premiums from our reinsurance operations was primarily the result of a 26.8% increase in premiums related to new business and a 25.3% increase related to changes in pricing, participation levels and coverage on renewed business, partially offset by a 15.8% decrease in premiums because either we or the cedent did not renew coverage.

     Premiums written by our primary insurance companies increased in 1999, largely because such results reflect a full year of premiums written for Nobel, compared with only six months of Nobel premiums during 1998. This increase was partially offset by reduced premiums written for DeSoto Insurance in 1999. The reduction in DeSoto Insurance premiums was due to the one-time initial premiums assumed from the Florida JUA during 1998 of approximately $10.0 million. During 1999 Nobel sold its principal operating units and, as a result, we expect a decrease in future premium volume from our primary insurance businesses.

     During 1999, we continued to purchase reinsurance to reduce our exposure to certain losses. Our ceded premiums were as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                             1999         1998
                                                          ----------    ---------
                                                              (IN THOUSANDS)
Reinsurance.............................................   $ 77,152      $40,036
Primary.................................................     60,640       35,405
                                                           --------      -------
Total...................................................   $137,792      $75,441
                                                           ========      =======

     The increase in ceded reinsurance was primarily the result of increased costs of ceded reinsurance contracts renewed by Renaissance Reinsurance, increased purchases of reinsurance by Renaissance Reinsurance and Nobel ceding the large majority of its 1999 gross premiums written as part of the planned reduction of its operations. Nobel's ceded reinsurance was $41.5 million in 1999, compared with $21.8 million during 1998. To the extent that appropriately priced coverage is available, we anticipate continued use of reinsurance to reduce the potential volatility of our results.

     Our gross premiums written by geographic region were as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            1999          1998
                                                         ----------    ----------
                                                              (IN THOUSANDS)
United States and Carribean............................   $173,598      $132,776
Worldwide..............................................     46,712        17,033
Worldwide (excluding U.S.)(1)..........................     27,276        26,326
Europe.................................................     26,437        18,522
Other..................................................      2,370         4,495
Australia and New Zealand..............................      3,212         3,932
Noncatastrophe reinsurance(2)..........................      2,740         4,105
                                                          --------      --------
Total reinsurance......................................    282,345       207,189
United States -- primary...............................     68,960        63,271
                                                          --------      --------
Total gross premiums written...........................   $351,305      $270,460
                                                          ========      ========

---------------
(1) The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominantly from Europe and Japan.

(2) The category "Noncatastrophe reinsurance" includes coverages related to noncatastrophe reinsurance risks assumed by us. These coverages primarily include exposure to claims from accident and health, finite, satellite and aviation risks assumed by us.

     The table below sets forth our combined ratio and components thereof, excluding, in the case of 1998, the Nobel charge:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1999    1998
                                                              ----    ----
Claims and claim expenses ratio.............................  34.9%   33.1%
Underwriting expense ratio..................................  28.1    29.3
                                                              ----    ----
Combined ratio..............................................  63.0%   62.4%
                                                              ====    ====

     Our claims and claim expenses incurred for the year ended December 31, 1999 were $77.1 million, or 34.9%, of net premiums earned. In comparison, claims and claim expenses incurred for the year ended December 31, 1998 were $67.8 million, or 33.1%, of net premiums earned. The primary reason for the increase in the net incurred losses was the significant catastrophe losses that occurred during 1999. During 1999 nine significant worldwide catastrophic events occurred: the hail storms in Sydney, Australia, in April; the Oklahoma tornados in May; Hurricane Floyd in September; Typhoon Bart which struck Japan in September; Turkish and Taiwanese earthquakes in August and September, respectively; and the Danish windstorm, Anatol, and the French windstorms, Lothar and Martin, in December. Seven of these events each resulted in over $1 billion of insured damages. These events caused net incurred losses for Renaissance Reinsurance to increase to $64.4 million for 1999, or a loss ratio of 32.7%, compared with $42.4 million for 1998, or a loss ratio of 25.0%. Due to the potential high severity of claims related to the property catastrophe reinsurance business, there can be no assurance that we will continue to experience this level of claims in future years.

     Renaissance Reinsurance's incurred losses in 1998 included claims on a number of aggregate stop loss and excess of loss contracts, as well as claims related to Hurricane Georges, the January Canadian freeze, Hurricane Bonnie and additional claims from various U.S. wind, hail, tornado and flood events.

     The claims and claim expenses incurred from our primary operations for the year ended December 31, 1999 were $12.7 million, or a loss ratio of 52.2% of net premiums earned. In comparison, claims and claim expenses incurred from our primary operations for the year ended December 31, 1998 were $25.4 million, or a loss ratio of 72.1%. During 1999, DeSoto and Glencoe continued to perform within targeted loss ratios. The primary factor contributing to the reduction in net losses from our primary operations was the recognition of a portion of a deferred gain related to a retroactive reinsurance contract entered into by Nobel during 1998. Our 1998 combined ratio and components thereof exclude the 1998 Nobel charge.

     Acquisition costs and operational expenses, consisting of brokerage commissions, excise taxes and other costs directly related to our underwriting operations, for the year ended December 31, 1999 were $62.3 million, or 28.1%, of net premiums earned, compared with $60.1 million, or 29.3%, of net premiums earned for the year ended December 31, 1998, excluding the 1998 Nobel charge. The primary contributor to the decrease in the underwriting expense ratio was the increase in premiums earned by Renaissance Reinsurance with no corresponding increase in the costs to operate the reinsurance operations. This was slightly offset by increased costs at Nobel, primarily related to severance costs, and increased costs at DeSoto Insurance for additional hires.

     Net investment income (which excludes net realized investment losses) for the year ended December 31, 1999 was $60.3 million, compared with $52.8 million for the year ended December 31, 1998. The increase in investment income resulted primarily from an increase in interest rates during 1999 plus the $132.5 million increase in the amount of invested assets during the year, which was primarily the result of cash flows provided by operations of $130.3 million and an increase in the borrowings under our line of credit of $150.0 million, partially offset by dividends paid and share repurchases of $28.9 million and $80.1 million, respectively.

     During 1999, we reported other income of $4.9 million, compared with $9.8 million for the year ended December 31, 1998. The majority of other income in 1999 relates to recoveries on non-indemnity catastrophe index transactions.

     During 1999, our net realized losses on sales of investments were $15.7 million, compared with $6.9 million in 1998. The 1999 losses were primarily the result of increased interest rates during 1999 and the subsequent sales of fixed income securities.

     Excluding a write-off of goodwill attributable to Nobel, corporate expenses were $3.1 million in 1999, compared with $4.2 million in 1998. During 1999, in conjunction with the sale and reinsurance of the primary business units of Nobel, we wrote off $6.7 million of goodwill. The 1998 amount excludes charges related to Nobel.

     During the year ended December 31, 1999, we recorded interest expense of $9.9 million on our outstanding debt and $8.3 million on our capital trust securities, compared with $4.5 million and $8.5 million in 1998, respectively. The increase in interest expense on our outstanding debt was primarily related to an increase in borrowing rates and the additional borrowings of $150.0 million during 1999, $125.0 million of which was drawn on August 17, 1999.

     On June 25, 1998, we completed our acquisition of the U.S. operating subsidiaries (including Nobel) of Nobel Insurance Limited, a Bermuda company, for $56.1 million. We accounted for this acquisition using the purchase method of accounting. We did not issue shares as part of the purchase.

     During the fourth quarter of 1998, we recorded an after-tax charge of $40.1 million, consisting of $29.6 million of adverse development on Nobel's casualty and surety books of business, a goodwill write-down of $6.6 million, and other related costs of $3.9 million. Consequently, we adopted a plan to exit each of Nobel's business units. Subsequently, Nobel completed the reinsurance of the casualty and surety books of business and its bail and low-value dwelling books of business have been assumed by third parties. Also, Nobel completed the sale of its IAS/Cat Crew subsidiary to its management team in an earn-out transaction.

FINANCIAL CONDITION

  LIQUIDITY AND CAPITAL RESOURCES

     As a holding company, we rely on investment income, cash dividends and other permitted payments from our subsidiaries to make principal and interest payments on our debt, cash distributions on outstanding obligations and to pay quarterly dividends to our shareholders. The payment of dividends by our subsidiaries is, under certain circumstances, limited under U.S. statutory regulations and Bermuda insurance law. U.S. statutory regulations and The Bermuda Insurance Act 1978, amendments thereto and related regulations of Bermuda require our Bermuda insurance subsidiaries to maintain certain measures of solvency and liquidity. At December 31, 2000, the statutory capital and surplus of our Bermuda insurance subsidiaries was $738.5 million, and the amount required to be maintained by the Act was $135.0 million. During 2000, Renaissance Reinsurance paid aggregate cash dividends of $95.6 million to our parent company, compared with $95.1 million in 1999.

     Our operating subsidiaries have historically produced sufficient cash flows to meet expected claims payments and operational expenses and to provide dividend payments to us. Our subsidiaries also maintain a concentration of investments in high quality liquid securities, which management believes will provide sufficient liquidity to meet extraordinary claims payments should the need arise. Additionally, we maintain a $310.0 million credit facility to meet the liquidity needs of our subsidiaries. We had drawn down $8.0 million of this facility at December 31, 2000.

     In connection with the Nobel acquisition, Renaissance U.S. borrowed $35.0 million from a syndicate of banks. In addition, the banks provided a $15.0 million revolving loan facility. At December 31, 2000, $42.0 million was outstanding under these lines. RenaissanceRe has guaranteed these borrowings.

  CASH FLOWS

     Cash flows from operating activities resulted principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Cash flows from operations in 2000 were $250.8 million, compared with $130.3 million in 1999. The 2000 cash flows from operations were primarily utilized to purchase $25.1 million of our common shares, pay aggregate quarterly dividends of $29.2 million and repay $200.0 million of our bank loans. Our 1999 cash flows from operations were primarily utilized to purchase $80.1 million of our common shares and pay aggregate quarterly dividends of $28.9 million. Also during 1999, we borrowed an additional $150.0 million under our revolving credit facility, which was primarily used to purchase additional fixed income securities for the holding company's portfolio of investments.

     We have generated cash flows from operations in 2000 and in 1999 significantly in excess of our operating commitments. To the extent that capital is not utilized in our reinsurance business, we will consider using such capital to invest in new opportunities or will consider returning such capital to our shareholders.

     Because of the nature of the coverages we provide, which typically can produce losses of high severity and low frequency, it is not possible to accurately predict our future cash flows from operating activities. As a consequence, cash flows from operating activities may fluctuate, perhaps significantly, between individual quarters and years.

  CAPITAL RESOURCES

     Our total capital resources at December 31, 2000 and 1999 were as follows:

                                                          AT DECEMBER 31,
                                                      ------------------------
                                                         2000          1999
                                                      ----------    ----------
                                                           (IN THOUSANDS)
Shareholders' equity................................  $  700,818    $  600,329
Revolving credit facility -- unborrowed.............     302,000       100,000
Revolving credit facility -- borrowed...............       8,000       200,000
Term and revolving loan facility....................      42,000        50,000
Minority interest -- capital securities.............      87,630        89,630
                                                      ----------    ----------
          Total capital resources...................  $1,140,448    $1,039,959
                                                      ==========    ==========

     We have a revolving credit and term loan agreement with a syndicate of commercial banks. During 1999 we increased our borrowings under the facility to $200.0 million from $50.0 million at December 31, 1998. The additional funds drawn during 1999 increased the liquidity at the holding company, RenaissanceRe, and were available, if necessary, to be contributed to the operating subsidiaries following a large catastrophic event. During 2000, we renegotiated our revolving credit facility and repaid $200.0 million of the then outstanding balance. Interest rates on the facility are based on a spread above LIBOR and averaged 7.03% during 2000, compared to 5.76% in 1999. Our revolving credit agreement contains certain financial covenants including requirements that consolidated debt to capital does not exceed a ratio of 0.35:1; consolidated net worth must exceed the greater of $100.0 million or 125% of consolidated debt; and 80% of invested assets must be rated BBB- or better. Under the terms of the agreement, and if we are in compliance with the covenants thereunder, we have access to the $302.0 million. We were in compliance with all the covenants of this revolving credit and term loan agreement at December 31, 2000.

     Renaissance U.S. has a $27.0 million term loan and $15.0 million revolving loan facility with a syndicate of commercial banks, each of which is guaranteed by RenaissanceRe. Interest rates on the facility are based upon a spread above LIBOR, and averaged 6.98% during 2000, compared to 5.91% in 1999. The related agreements contain certain financial covenants, including a covenant that RenaissanceRe, as principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. The term loan has mandatory repayment provisions approximating $9 million per year in each of years 2001 through 2003. During 2000, Renaissance U.S. repaid approximately $8 million of this facility. We were in compliance with all the covenants of this term loan and revolving loan facility at December 31, 2000.

     Our subsidiary RenaissanceRe Capital Trust has issued capital securities which pay cumulative cash distributions at an annual rate of 8.54%, payable semi-annually. During 2000 we purchased $2.0 million of these capital securities recognizing a gain of $0.5 million which has been reflected in shareholders' equity. During 1999 we purchased $10.4 million of these capital securities recognizing a gain of $1.8 million which was also reflected in shareholders' equity. The sole asset of the Trust consists of our junior subordinated debentures in an amount equal to the outstanding capital securities. The Indenture relating to these junior subordinated debentures contains certain covenants, including a covenant prohibiting us from the payment of dividends if we are in default under the Indenture. We were in compliance with all of the covenants of the Indenture at December 31, 2000. The capital trust securities mature on March 1, 2027. These securities are required by accounting principles to be classified as minority interest, rather than as a component of our shareholders' equity.

     Under the terms of certain reinsurance contracts, we may be required to provide letters of credit to reinsureds in respect of reported claims and/or unearned premiums. We have obtained a facility providing for the issuance of letters of credit. This facility is secured by a lien on a portion of our investment portfolio. At December 31, 2000, we had outstanding letters of credit aggregating $44.9 million, compared to $73.2 million in 1999. Also, in connection with our Top Layer Re joint venture we have committed $37.5 million of collateral to support a letter of credit.

     In order to encourage employee ownership of common shares, we have guaranteed certain loan and pledge agreements between certain employees and Bank of America Illinois. Pursuant to the terms of this employee credit facility, BofA has agreed to loan the participating employees up to an aggregate of $25.0 million. The balance outstanding at December 31, 2000 was $24.8 million, compared to $24.1 million in 1999. Each loan under this employee credit facility is required to be initially collateralized by the respective participating employee with common shares or other collateral acceptable to BofA. If the value of the collateral provided by a participating employee subsequently decreases, the participating employee is required to contribute additional collateral in the amount of such deficiency. Loans under this employee credit facility are otherwise non-recourse to the participating employees. Given the level of collateral, we do not presently anticipate that we will be required to honor any guarantees under the employee credit facility, although there can be no assurance that we will not be so required in the future.

  SHAREHOLDERS' EQUITY

     During 2000, shareholders' equity increased by $100.5 million, from $600.3 million at December 31, 1999, to $700.8 million at December 31, 2000. The significant components of the change in shareholders' equity included net income from continuing operations of $127.2 million, plus an increase in unrealized appreciation on investments of $25.3 million, offset by the payment of dividends of $29.2 million and the purchase of common shares for $25.0 million.

     From time to time, we have sought to return capital to our shareholders through share repurchase programs. We currently have $27.1 million remaining under our existing programs. During 2000, we purchased 671,900 common shares for an aggregate value of $25.1 million. During 1999, we repurchased 2,226,700 common shares for an aggregate value of $80.1 million. During 1998, we purchased 1,020,670 common shares for an aggregate value of $42.7 million.

  INVESTMENTS

     At December 31, 2000, we held cash and investments totaling $1,082.0 million, compared to $1,059.8 million in 1999, with net unrealized appreciation of $6.8 million, compared to unrealized loss of $18.5 million in 1999.

     Because we primarily provide coverage for damages resulting from natural and man-made catastrophes, we may become liable for substantial claim payments. Accordingly, our investment portfolio is structured to preserve capital and provide a high level of liquidity.

     The table below shows the aggregate amounts of investments available for sale, other investments and cash and cash equivalents comprising our portfolio of invested assets:

                                                          AT DECEMBER 31,
                                                      ------------------------
                                                         2000          1999
                                                      ----------    ----------
                                                           (IN THOUSANDS)
Investments available for sale, at fair value.......  $  928,102    $  907,706
Other investments...................................      29,613         7,213
Cash, cash equivalents and short term investments...     124,331       144,871
                                                      ----------    ----------
Total invested assets...............................  $1,082,046    $1,059,790
                                                      ==========    ==========

     The growth in our portfolio of invested assets for the year ended December 31, 2000 resulted primarily from net cash provided by operating activities of $250.8 million, partially offset by payments of $200.0 million under our revolving credit facility, $29.2 million of dividends paid and $25.1 million of common share repurchases. Our investment income also increased during this period, largely as a result of the increased size of the fixed income portfolio and an increase in interest rates.

     Our current investment guidelines call for the invested asset portfolio, including cash and cash equivalents, to have at least an average AA rating as measured by Standard & Poor's Ratings Group. At

December 31, 2000, our invested asset portfolio had a dollar weighted average rating of AA, an average duration of 2.7 years and an average yield to maturity of 6.7%.

     Catastrophe Linked Instruments. We have assumed risk through catastrophe and weather linked securities and derivative instruments under which losses could be triggered by an industry loss index or natural parameters. To date we have not experienced any losses from such securities or derivatives. We can not assure you that this performance will continue. During 1999 and 1998, we recorded recoveries on non-indemnity catastrophe index transactions of $2.5 million and $7.5 million, respectively. We report these recoveries in other income.

     Derivative Securities. In order to reduce our exposure to currency fluctuations, we have entered into forward window contracts to hedge our foreign currency outstanding loss reserves. At December 31, 2000, based on market information and information provided by independent brokers, the estimated fair value of these contracts is $0.8 million. The aggregate notional amount of the contracts at December 31, 2000 is $32.0 million.

MARKET SENSITIVE INSTRUMENTS

     Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 basis points would cause a decrease in total return of 2.7%, which equated to a decrease in market value of approximately $28.4 million on a portfolio valued at $1,052.4 million at December 31, 2000. At December 31, 1999, the decrease in total return would have been 2.7%, which equated to a decrease in market value of approximately $28.4 million on a portfolio valued at $1,052.6 million. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

CURRENCY

     Our functional currency is the U.S. dollar. We write a substantial portion of our business in currencies other than U.S. dollars and may, from time to time, experience exchange gains and losses and incur underwriting losses in currencies other than U.S. dollars, which will in turn affect our financial statements.

     Our current foreign currency policy is to hold foreign currency assets, including cash and receivables, that approximate the net monetary foreign currency liabilities, including loss reserves and reinsurance balances payable. All changes in the exchange rates are recognized currently in our statement of income. We seek to hedge our exposure to foreign currency transactions.

EFFECTS OF INFLATION

     The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The anticipated effects on us are considered in our catastrophe loss models. The effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The actual effects of inflation on our results can not be accurately known until claims are ultimately settled.

NEW ACCOUNTING PRONOUNCEMENT

     Effective January 1, 2001 we implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 had no significant impact on our consolidated financial statements.

CURRENT OUTLOOK

     Due to industry losses in 1999, and the related contraction of capacity in the market, we received price increases on a substantial majority of our reinsurance policies sold or renewed during the recent renewal season. However, even after these price increases, we believe that there continues to be numerous transactions in the market that are underpriced relative to expected losses. We believe that because of our competitive advantages, including our technological capabilities and our relationships with leading brokers and ceding companies, we are able to identify contracts that are adequately priced and will continue to find opportunities in the property catastrophe reinsurance markets.

     Primarily because of higher than average loss activity in 1999, our aggregate cost for reinsurance protection increased during 2000 and could continue to increase during 2001. If prices rise to levels whereby we believe the purchase of reinsurance protection would become uneconomical, then in certain geographic regions we would retain a greater level of net risk. In order to give us longer term retrocessional capacity, we have entered into multi-year contracts with respect to a portion of our portfolio. As of January 1, 2001, approximately 55% of the limits under our retrocessional coverage were purchased on a multi-year basis.

     Our financial strength and underwriting expertise have enabled us to pursue opportunities outside the property catastrophe reinsurance market, including various lines of reinsurance and the catastrophe exposed primary insurance market. We believe that our financial strength will enable us to continue to pursue other opportunities in the future. There can be no assurance that our pursuit of such opportunities will materially impact our financial condition and results of operations.

     During recent fiscal years there has been considerable consolidation among leading brokerage firms and also among our customers. Although consolidation may continue to occur, we believe that our financial strength, our position as one of the market leaders in the property catastrophe reinsurance industry and our ability to provide innovative products to the industry will minimize any adverse effect of such consolidation on our business.

                                    BUSINESS

OVERVIEW

     Founded in 1993, RenaissanceRe is one of the leading providers of property catastrophe reinsurance coverage in the world. We believe that we are a provider of first choice for many insurers and reinsurers, due in large part to our modeling and technical expertise and our industry leading performance. We principally provide property catastrophe reinsurance to insurers and reinsurers, with exposures worldwide, on an excess of loss basis. This means that we begin paying when our customers' claims from a particular catastrophe exceed a specified amount. Property catastrophe reinsurance generally provides protection from claims arising from large catastrophes, such as earthquakes, hurricanes, winter storms, freezes, floods, fires, tornados and other man-made or natural disasters.

     To leverage our underwriting skills, we have recently begun to write property catastrophe reinsurance on behalf of our two joint ventures, Top Layer Reinsurance Ltd. with State Farm Mutual Automobile Insurance Company and Overseas Partners Cat Ltd. with Overseas Partners Ltd. Together, these joint ventures have access to approximately $3.4 billion of capital. We receive profit participation and fee-based income from these ventures.

     In addition to property catastrophe reinsurance, we write certain specialty lines of reinsurance, including accident and health, finite, satellite and aviation. We also write primary insurance that is exposed to catastrophe risk and have recently expanded our management team for that business. We may seek to expand our presence in these markets, depending on our assessment of business opportunities.

     We conduct our operations through wholly owned subsidiaries and joint ventures in Bermuda, the United States and Europe. We provide property catastrophe reinsurance coverage primarily though Renaissance Reinsurance, our principal operating subsidiary. We also provide reinsurance coverage through Renaissance Reinsurance of Europe, a wholly owned subsidiary of Renaissance Reinsurance.

     We write primary insurance and provide certain related services through wholly owned subsidiaries organized in the U.S. and Bermuda. Glencoe provides primary catastrophe exposed property coverage on an excess and surplus lines basis, and is eligible to write business in 29 states. DeSoto Insurance, DeSoto Prime Insurance, Paget and Pembroke focus on the Florida homeowners market.

     Our principal underwriting objective is to construct a portfolio of reinsurance contracts that maximizes return on equity subject to prudent risk constraints. To help us achieve this objective, we have developed REMS(C), a proprietary computer-based pricing and exposure modeling and management system. REMS(C) is a unique platform which assists us in better measuring property catastrophe risk, pricing treaties and managing our aggregate exposure. We believe that REMS(C) is among the most sophisticated exposure management systems in use today in the reinsurance industry. Accordingly, we believe the combination of our REMS(C) system and the extensive experience of our underwriters provides us with a significant competitive advantage.

     Our management expertise and financial strength have enabled us to pursue opportunities outside of the property catastrophe reinsurance markets, including the catastrophe exposed primary insurance market. We plan to continue to pursue other opportunities in the upcoming year. There can be no assurance that our pursuit of such opportunities will materially impact our financial condition and results of operations.

RATINGS

     Over the last five years, we have consistently received among the highest claims-paying and financial strength ratings from Standard & Poor's Insurance Ratings Services and A.M. Best Company, Inc. In January 2001, A.M. Best upgraded Renaissance Reinsurance from "A" (Excellent) to "A+" (Superior). Standard & Poor's has given us an "A" (Strong) rating and currently has us on positive outlook. These ratings represent independent opinions of financial strength and ability to meet policyholder obligations.

     "A+" is the second highest designation of A.M. Best's sixteen rating levels. "A+" rated insurance companies are defined as Superior companies and are considered by A.M. Best to have a very strong ability to meet their obligations to policyholders.

     The "A" range ("A+", "A" and "A-") is the third highest of four ratings ranges within what S&P considers the "secure" category. An insurer rated "A" is believed by S&P to have strong financial security characteristics, but to be somewhat more likely to be affected by business conditions than are insurers with higher ratings.

INDUSTRY TRENDS

     Prior to 1999, excess capacity placed competitive pressures on the reinsurance industry. However, market participants have reported significant price increases in catastrophe reinsurance during 2000 and into the 2001 renewal season due to industry losses in 1999 and the subsequent contraction of capacity in the market. According to publicly available industry information, U.S. pricing of year-end renewals generally increased up to 15-20%. International pricing of renewals generally increased 20-300%, the top end of the range largely related to European risks, particularly in France.

     Industry observers expect demand for property catastrophe reinsurance to continue to grow on a worldwide basis as many regions are currently underinsured. Current catastrophe insurance levels in developing countries lag significantly behind the levels seen in Western economies, as demonstrated by the difference between total losses (approximately $20 billion) and total insured losses ($2 billion) in the 1999 Turkish earthquake. Furthermore, as the concentration and value of insured property continues to grow in high catastrophe-exposed regions, such as Southern California, Florida, Coastal Carolina and Texas, demand for catastrophe coverage is expected to grow. The increased demand for catastrophe reinsurance following the French windstorms in 1999 indicates that many insurers were inadequately insured prior to the events.

     During 1999, insured losses from natural catastrophes and man-made disasters amounted to approximately $31 billion, the second-highest claims total ever for insurers behind 1992, the year of Hurricane Andrew. During 1999 nine significant worldwide catastrophic events occurred: the hail storms in Sydney, Australia, in April; the Oklahoma tornados in May; Hurricane Floyd in September; Typhoon Bart which struck Japan in September; Turkish and Taiwanese earthquakes in August and September, respectively; and the Danish windstorm, Anatol, and the French windstorms, Lothar and Martin, in December. Seven of these events each resulted in over $1 billion of insured damages.

     During recent fiscal years there has been considerable consolidation among leading brokerage firms and also among insurance and reinsurance companies, which could affect the distribution of catastrophe-related reinsurance products.

     A number of new, proposed or potential legislative or industry changes may impact the worldwide demand for property catastrophe reinsurance and other catastrophe related products. There are also many potential initiatives by capital market participants to produce alternative products that may compete with the existing catastrophe reinsurance markets.

CORPORATE STRATEGY

     We seek to generate earnings growth for our shareholders by pursuing the following strategic objectives:

     - ENHANCE OUR POSITION AS A LEADER IN THE PROPERTY CATASTROPHE REINSURANCE BUSINESS. Based on gross premiums written, we are among the largest property catastrophe reinsurers in the world. Property catastrophe reinsurance accounts for a substantial majority of our business, and has historically generated among the most attractive returns in our industry. We believe that our proprietary modeling technology and underwriting expertise provide us with significant competitive advantages in managing catastrophe risk. We will continue to enhance our leadership position by:

        -- Constructing a superior portfolio of reinsurance using proprietary underwriting models. We seek to effectively deploy our capital base while maintaining prudent risk levels in our reinsurance portfolio. We use our proprietary catastrophe exposure management system, REMS(C), to evaluate the risk and return characteristics of individual contracts relative to our portfolio, and, as a result, to determine appropriate underwriting opportunities; and

        -- Constructing superior portfolios of catastrophe reinsurance for third parties, in exchange for fee income and profit participation. Top Layer Re and OPCat provide us with additional presence in the market, by allowing us to leverage our access to business and our underwriting capabilities on a larger capital base.

     - PURSUE NEW BUSINESS OPPORTUNITIES IN ATTRACTIVE MARKETS WHERE WE CAN LEVERAGE OUR CORPORATE SKILLS AND CULTURE. Our management's experience and underwriting expertise position us to enter into new business areas which we believe will meet our return on equity criteria. Currently, we believe our best opportunities include:

        -- Certain specialty lines of reinsurance which have begun to show improved pricing, such as accident and health, finite, satellite and aviation; and

        -- Primary insurance exposed to natural catastrophe risk, which allows us to leverage our catastrophe risk management skills.

     We believe we are positioned to fulfill these objectives by virtue of the experience and skill of our management and our strong relationships with brokers and clients. Our senior management team has extensive experience in the reinsurance and/or insurance industries, with an average of approximately 20 years of experience for each of our four senior executives. We market our reinsurance products worldwide exclusively through reinsurance brokers and have established a reputation with our brokers and clients for prompt response on underwriting submissions, fast claims payments and the development of customized reinsurance programs. The modeling demonstrations and seminars that we provide to our brokers and clients further enhance our position as a provider of first choice.

REINSURANCE

     Our principal product is property catastrophe reinsurance, primarily written through Renaissance Reinsurance. We also write reinsurance with respect to various other lines, including accident and health, aviation, satellite and finite reinsurance. We continuously review opportunities to provide additional coverages where we can utilize our modeling and other expertise and where we believe we can identify attractive potential returns and apply prudent risk constraints.

     The following table sets forth our gross premiums written and number of programs written by type of reinsurance.

                                                     YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------
                                     2000                     1999                     1998
                             ---------------------    ---------------------    ---------------------
                              GROSS                    GROSS                    GROSS
                             PREMIUMS    NUMBER OF    PREMIUMS    NUMBER OF    PREMIUMS    NUMBER OF
                             WRITTEN     PROGRAMS     WRITTEN     PROGRAMS     WRITTEN     PROGRAMS
                             --------    ---------    --------    ---------    --------    ---------
                                                      (DOLLARS IN MILLIONS)
TYPE OF REINSURANCE
Catastrophe excess of
  loss.....................   $179.4        212        $173.6        242        $137.0        249
Excess of loss
  retrocession.............    154.2         90          84.1         85          39.8         64
Proportional retrocession
  of catastrophe excess of
  loss.....................     11.4          2          21.2          8          20.3         13
Accident and health,
  satellite, aviation and
  other....................     37.7         25           3.4         13          10.1         15
                              ------        ---        ------        ---        ------        ---
Total reinsurance..........   $382.7        329        $282.3        348        $207.2        341
                              ======        ===        ======        ===        ======        ===

  CATASTROPHE REINSURANCE

     Our property catastrophe reinsurance contracts are generally "all risk" in nature. Our most significant exposure is to losses from earthquakes and hurricanes, although we are also exposed to claims arising from other natural and man-made catastrophes, such as winter storms, freezes, floods, fires and tornados, in connection with the coverages we provide. Our predominant exposure under such coverage is to property damage. However, other risks, including business interruption and other non-property losses, may also be covered under the property reinsurance contract when arising from a covered peril. In accordance with market practice, our property reinsurance contracts generally exclude certain risks such as war, nuclear contamination or radiation.

     Because of the wide range of possible catastrophic events to which we are exposed, and because of the potential for multiple events to occur in the same time period, our business is volatile, and results of operations may reflect such volatility. Further, our financial condition may be impacted by this volatility over time or at any point in time. The effects of claims from one or a number of severe catastrophic events could have a material adverse effect on us. We expect that increases in the values and concentrations of insured property and the effects of inflation will increase the severity of such occurrences per year in the future.

     We seek to moderate the volatility described in the preceding paragraph through the use of contract terms, portfolio selection methodology, diversification criteria and probability analyses. Also, consistent with risk management practices, we purchase property catastrophe coverage for our own account to seek to further reduce the potential volatility of results.

     Catastrophe Excess of Loss Reinsurance. We write catastrophe excess of loss reinsurance, which provides coverage to primary insurers when aggregate claims and claim expenses from a single occurrence of a covered peril exceed the attachment point specified in a particular contract. Under these contracts we indemnify an insurer for a portion of the losses on insurance policies in excess of a specified loss amount, and up to an amount per loss specified in the contract.

     A portion of our property catastrophe excess of loss contracts limit coverage to one occurrence in a contract year, but most such contracts provide for coverage of a second occurrence after the payment of a reinstatement premium. The coverage provided under excess of loss reinsurance contracts may be on a worldwide basis or limited in scope to selected geographic areas. Coverage can also vary from "all property" perils to limited coverage on selected perils, such as "earthquake only" coverage.

     Excess of Loss Retrocessional Reinsurance. We also enter into retrocessional contracts that provide property catastrophe coverage to other reinsurers or retrocedents. In providing retrocessional reinsurance, we focus on property catastrophe retrocessional reinsurance which covers the retrocedent on an excess of loss basis when aggregate claims and claim expenses from a single occurrence of a covered peril and from a multiple number of reinsureds exceed a specified attachment point. The coverage provided under excess of loss retrocessional contracts may be on a worldwide basis or limited in scope to selected geographic areas. Coverage can also vary from "all property" perils to limited coverage on selected perils, such as "earthquake only" coverage. Retrocessional coverage is characterized by high volatility, principally because retrocessional contracts expose a reinsurer to an aggregation of losses from a single catastrophic event. In addition, the information available to retrocessional underwriters concerning the original primary risk can be less precise than the information received from primary companies directly. Moreover, exposures from retrocessional business can change within a contract term as the underwriters of a retrocedent alter their book of business after retrocessional coverage has been bound.

     Proportional Retrocessional Reinsurance. We write proportional retrocessions of catastrophe excess of loss reinsurance treaties when we believe that premium rates and volume are attractive. In such proportional retrocessional reinsurance, we assume a specified proportion of the risk on a specified coverage and receive an equal proportion of the premium. The ceding insurer receives a commission, based upon the premiums ceded to the reinsurer, and may also be entitled to receive a profit commission based on the ratio of losses, loss adjustment expense and the reinsurer's expenses to premiums ceded. A proportional retrocessional catastrophe reinsurer is dependent upon the ceding insurer's underwriting, pricing and claims administration to yield an underwriting profit. Although we generally obtain detailed underwriting information concerning the underlying exposures, it is more difficult to assess the exposures in retrocessional contracts.

  NONCATASTROPHE REINSURANCE

     We also write other reinsurance relating to accident and health, finite, satellite and aviation risk coverages. In 2000, we began to write accident and health reinsurance coverage, usually on a stop-loss basis subject to specified caps on our ultimate exposure. In selected cases, we also write customized financial reinsurance contracts when the expected returns are particularly attractive.

PRIMARY INSURANCE

     We currently write primary insurance where natural catastrophe exposures represent a significant component of the overall exposure. We believe that our industry knowledge of the catastrophe business and our proprietary risk management software provide us with a competitive advantage in terms of appropriately underwriting and pricing such policies.

     Renaissance U.S. Holdings, Inc. In 1998, we formed a U.S. holding company, Renaissance U.S., whose principal subsidiary was Nobel, a Texas-domiciled insurance company. Following a 1998 fourth quarter after-tax charge of $40.1 million, Nobel disposed of its principal business lines in 1999. Nobel continues to be a licensed insurer in all 50 states, although there can be no assurance such licenses can be retained. Our U.S.-based insurance subsidiaries are currently writing, in a limited capacity, catastrophe-exposed primary insurance.

     Glencoe Insurance Ltd. Glencoe was incorporated in January 1996 and is domiciled in Bermuda. Glencoe is an excess and surplus lines insurance company, which pursues opportunities in the catastrophe-exposed primary insurance business in the United States by writing policies that are primarily exposed to earthquake and wind perils. Glencoe is eligible to do business in the United States on an excess and surplus lines basis in 29 states.

     DeSoto Insurance and Related Entities. In September 1997, Glencoe organized DeSoto Insurance as a wholly owned subsidiary in Florida to pursue the assumption of policies from the Florida JUA. We also participate in the Florida homeowners market through DeSoto Prime, Paget and Pembroke.

JOINT VENTURES

     We believe that many reinsurers, insurers and other providers of capital have concluded that offering catastrophe reinsurance coverage can yield attractive returns and provide financial and risk diversification when underwritten by experienced and knowledgeable parties. We believe that our underwriting and risk modeling expertise, track record and market leadership position will enable us to become a leading provider of outsourced underwriting of property catastrophe reinsurance.

     In 2000, we continued to increase our market penetration in catastrophe reinsurance through our two joint venture relationships. The amount of total managed catastrophe premiums we underwrote grew by approximately 40% to $397.0 million in 2000 compared to $284.0 million for 1999.

     These ventures provide us with additional presence in the market as well as fee income. They allow us to leverage our access to business and our underwriting capabilities on a larger capital base while still actively managing our equity base to maximize value to our shareholders. We currently have two significant joint ventures, Top Layer Re, which we own together with State Farm, and OPCat, which was formed by Overseas Partners.

     Top Layer Re was established in 1999 to write high excess non-U.S. property catastrophe reinsurance. Top Layer Re is owned 50% by State Farm and 50% by Renaissance Reinsurance and has received claims-paying ratings of "AAA" (Extremely Strong) from Standard & Poor's and "A++" (Superior) from A.M. Best. State Farm also provides stop loss reinsurance coverage that gives Top Layer Re sufficient capital resources to write $3.0 billion of aggregate limit. For the year ended December 31, 2000, Top Layer Re had gross written premiums of $24.9 million, and at December 31, 2000, Top Layer Re had deployed approximately one-third of its capacity.

     OPCat was established by Overseas Partners in 1999 as a wholly owned subsidiary to write companion lines on reinsurance contracts to Renaissance Reinsurance. We are the exclusive underwriting manager for OPCat. OPCat has approximately $400 million of capital. For the year ended December 31, 2000, OPCat's gross written premiums were approximately $55.3 million. OPCat provides us with access to additional capital to extend our market penetration and generates fee income. In general, we seek to construct for OPCat a portfolio with risk characteristics similar to those of Renaissance Reinsurance's portfolio.

     In our joint ventures, we typically provide our partners with underwriting, claims management, risk modeling, capital and investment management services, marketing, reporting, remittances and payments processing and other services. Essentially, we serve as the catastrophe reinsurance underwriting department for our partners, representing our partners in the catastrophe reinsurance marketplace. We work within agreed-upon underwriting guidelines, tailored to our partners' requirements. We seek to provide our partners with an attractive return while creating fee for services and profit sharing income for Renaissance Reinsurance.

     The following table shows our committed capacity at December 31, 2000 and the growth in our total managed catastrophe premiums written:

                                                     YEAR ENDED
                                                    DECEMBER 31,       COMMITTED CAPACITY
                                                  ----------------      AT DECEMBER 31,
                                                   2000      1999             2000
                                                  ------    ------    --------------------
                                                               (IN MILLIONS)
Written for RenaissanceRe.......................  $316.8    $279.7          $  700.8
Written for OPCat...............................    55.3        --             400.0
Written for Top Layer Re........................    24.9       4.3           2,950.0
                                                  ------    ------          --------
Total...........................................  $397.0    $284.0          $4,050.8
                                                  ======    ======          ========

     We apply the same disciplined approach to the underwriting we conduct on behalf of our joint ventures as we apply to our own portfolio.

     Our joint ventures have increased the capital we can commit to the catastrophe reinsurance market and have deepened our market penetration. This flexible capital also broadens the capacity and capital we can offer our customers. We believe that joint venture opportunities may increasingly contribute to our capital base and managed catastrophe premiums growth.

POTENTIAL NEW OPPORTUNITIES

     From time to time, we may consider opportunistic diversification into new ventures, either through organic growth or the acquisition of other companies or books of business. Accordingly, we regularly review strategic opportunities and periodically engage in discussions regarding possible transactions. However, there can be no assurance that we will enter into any such agreement in the future, or that any consummated transaction would contribute materially to our results.

UNDERWRITING

     Our primary underwriting goal is to construct a portfolio of reinsurance and insurance contracts that maximizes our return on shareholders' equity subject to prudent risk constraints. We assess underwriting decisions on the basis of the expected incremental return on equity of each new reinsurance contract in relation to our overall portfolio of reinsurance contracts.

     We have developed a proprietary, computer-based pricing and exposure management system, Renaissance Exposure Management System (REMS(C)), which we utilize to assess property catastrophe risks, price treaties and limit aggregate exposure. REMS(C) was initially developed with consulting assistance from Tillinghast, an actuarial consulting unit of Towers, Perrin, Forster & Crosby, Inc., and Applied Insurance Research, Inc., the developer of the CATMAP(TM) system. Since inception, we have continued to invest in and improve REMS(C), incorporating our underwriting experience, additional proprietary software and new data. REMS(C) has analytic and modeling capabilities that help us to assess the catastrophe exposure risk and return of each incremental reinsurance contract in relation to our overall portfolio of reinsurance contracts. We combine the analyses generated by REMS(C) with other information available to us, including our own knowledge of the client submitting the proposed program, to assess the premium offered against the risk of loss which such a program presents.

     We have licensed and integrated into REMS(C) a number of third party catastrophe computer models in addition to our base model, which we use to validate and stress test our base REMS(C) results. In our stress tests we increase the frequency and severity of catastrophic events above the levels embedded in the models purchased from third parties to further test our exposures and potential impact on our future results.

     We believe that REMS(C) is a more robust underwriting and risk management system than is currently available in the reinsurance industry. REMS(C) combines computer-generated statistical simulations that estimate catastrophic event probabilities with exposure and coverage information on each client's reinsurance contract to produce expected claims for reinsurance programs submitted to us. REMS(C) employs simulation techniques to generate 40,000 years of catastrophic event activity, including events causing in excess of $300 billion in insured industry losses. From this 40,000 year simulation, we generate estimates of expected claims, expected profits and a probability distribution of potential outcomes for each program in our portfolio and for our total portfolio.

     All our underwriters utilize REMS(C) in their pricing decisions, which we believe provides them with several competitive advantages. These include the ability:

     - to simulate 40,000 years of catastrophic event activity compared to a much smaller sample in generally available models, allowing us to analyze exposure to a greater number and combination of potential events;

     - to analyze the incremental impact of an individual reinsurance contract on our overall portfolio;

     - to better assess the underlying exposures associated with assumed retrocessional business;

     - to price contracts within a short time frame; and

     - to provide consistent and accurate pricing information.

     As part of our risk management process, we also utilize REMS(C) to assist us with the purchase of reinsurance coverage for our own account. During 2000, we increased the amount of premiums ceded through property catastrophe reinsurance coverage purchased for our own account. Although the amount of ceded premium increased in 2000, the magnitude of our net exposures grew in 2000 because of increases in our gross portfolio and changes in the terms of our ceded reinsurance. Ceded premiums written in our reinsurance operations during 2000 were $95.1 million, compared to $77.2 million in 1999. Additionally, our primary operations had ceded premiums of $44.8 million, compared to $60.6 million in 1999. To the extent that appropriately priced coverage is available, we anticipate continued purchase of reinsurance to reduce the potential volatility of our results.

     We have developed underwriting guidelines, to be used in conjunction with REMS(C), that limit the exposure to claims from any single catastrophic event and the exposure to losses from a series of catastrophic events. As part of our pricing and underwriting process, we also assess a variety of other factors, including:

     - the reputation of the proposed cedent and the likelihood of establishing a long-term relationship with the cedent;

     - the geographic area in which the cedent does business and its market share;

     - historical loss data for the cedent and, where available, for the industry as a whole in the relevant regions, in order to compare the cedent's historical catastrophe loss experience to industry averages;

     - the cedent's pricing strategies; and

     - the perceived financial strength of the cedent.

     We have developed underwriting guidelines with respect to our noncatastrophe book of business which are designed to limit the amount of exposure we will accept for any one risk. These guidelines include, but are not limited to, utilizing contract terms to cap our losses from any one exposure or any one contract, employing analytical tools to assess risks where practical and accessing the knowledge of experienced professionals in assisting with unique and complex terms and coverages.

GEOGRAPHIC BREAKDOWN

     Our exposures are generally diversified across geographic zones, but are also a function of market conditions and opportunities. The following table sets forth the percentage of our gross insurance and reinsurance premiums written allocated to the territory of coverage exposure.

                                                              YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------
                                               2000                    1999                    1998
                                       ---------------------   ---------------------   ---------------------
                                                  PERCENTAGE              PERCENTAGE              PERCENTAGE
                                        GROSS      OF GROSS     GROSS      OF GROSS     GROSS      OF GROSS
                                       WRITTEN     WRITTEN     WRITTEN     WRITTEN     WRITTEN     WRITTEN
                                       PREMIUMS    PREMIUMS    PREMIUMS    PREMIUMS    PREMIUMS    PREMIUMS
                                       --------   ----------   --------   ----------   --------   ----------
                                                               (DOLLARS IN MILLIONS)
United States and Caribbean..........   $145.8       33.7%      $173.6       49.4%      $132.8       49.1%
Worldwide............................     98.9       22.8         46.7       13.3         17.0        6.3
Worldwide (excluding U.S.)(1)........     60.4       14.0         27.3        7.8         26.3        9.7
Europe...............................     22.1        5.1         26.4        7.5         18.5        6.8
Other................................      9.6        2.2          2.4        0.7          4.5        1.7
Australia and New Zealand............      8.3        1.9          3.2        0.9          3.9        1.5
Noncatastrophe reinsurance(2)........     37.7        8.7          2.7        0.8          4.1        1.5
                                        ------      -----       ------      -----       ------      -----
Total reinsurance....................    382.8       88.4        282.3       80.4        207.1       76.6
United States -- primary.............     50.2       11.6         69.0       19.6         63.3       23.4
                                        ------      -----       ------      -----       ------      -----
Total gross written premiums.........   $433.0      100.0%      $351.3      100.0%      $270.5      100.0%
                                        ======      =====       ======      =====       ======      =====

---------------
(1) The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominantly from Europe and Japan.

(2) The category "Noncatastrophe reinsurance" includes coverages related to noncatastrophe reinsurance risks assumed by us. These coverages primarily include exposure to claims from accident and health, finite, satellite, and aviation risks assumed by us.

RESERVES

     For both our reinsurance and primary operations, we use statistical and actuarial methods to estimate ultimate expected claims and claim expenses. The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of IBNR losses.

     Our loss reserves are based on individual claims, case reserves and other reserve estimates reported by insureds and ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Accordingly, ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in our consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

     For our reinsurance operations, estimates of claims and claim expenses and losses recoverable are based in part upon the estimation of claims resulting from catastrophic events. Our estimates of claims resulting from catastrophic events based upon our own historical claim experience is inherently difficult because of the variability and uncertainty associated with property catastrophe claims. Therefore, we utilize both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

     Given the nature of the catastrophe reinsurance business, the period of time from the reporting of a loss to us to the settlement of our liability may be significant. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in our overall reserves, and at other times requiring a reallocation of IBNR reserves to specific case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in our consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

     Claim reserves and losses recoverable represent estimates, including actuarial and statistical projections at a given point in time, of an insurer's or reinsurer's expectations of the ultimate settlement and administration costs of claims incurred, and it is possible that the ultimate liability may exceed or be less than such estimates. Such estimates are not precise in that, among other things, they are based on predictions of future developments and estimates of future trends in claim severity and frequency and other variable factors such as inflation. During the claim settlement period, it often becomes necessary to refine and adjust the estimates of liability or recovery on a claim either upward or downward. Even after such adjustments, ultimate liability or recovery may exceed or be less than the revised estimates.

     We incurred claims of $108.6 million, $77.1 million, and $112.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. Our claim reserves were $403.6 million, $478.6 million and $298.8 million at December 31, 2000, 1999 and 1998, respectively.

INVESTMENTS

     At December 31, 2000, we held cash and investments totaling $1,082.0 million with net unrealized appreciation of $6.8 million. Our strategy is to maximize our underwriting profitability and fully deploy our capital through our underwriting activities. Consequently, we have established an investment policy, which we consider to be conservative.

     Our investment guidelines, which are approved by our Board, stress preservation of capital, market liquidity, and diversification of risk. To achieve this objective, our current fixed income investment guidelines call for an average credit quality of "AA" as measured by Standard & Poor's Ratings Group. Notwithstanding the foregoing, our investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities.

     Primarily because of the potential for large claims payments, our investment portfolio is structured to provide a high level of liquidity. The table below shows the aggregate amounts of investments available for sale, equity securities and cash and cash equivalents comprising our portfolio of invested assets:

                                                               AT DECEMBER 31,
                                                        ------------------------------
                                                          2000        1999       1998
                                                        --------    --------    ------
                                                                (IN MILLIONS)
Investments available for sale, at fair value.........  $  928.1    $  907.7    $825.0
Other investments, at fair value......................      29.6         7.2       1.6
Cash and cash equivalents and short term
  investments.........................................     124.3       144.9     115.7
                                                        --------    --------    ------
Total invested assets.................................  $1,082.0    $1,059.8    $942.3
                                                        ========    ========    ======

     The growth in our portfolio of invested assets for the year ended December 31, 2000 resulted primarily from net cash provided by operating activities of $250.8 million, compared with $130.3 million in 1999. The 2000 cash flows from operations were primarily utilized to repay $192.0 million of the amounts outstanding under our revolving credit facility, to purchase $25.1 million of our common shares and to pay aggregate dividends of $29.2 million. Also during 2000, our U.S. holding company repaid approximately $8.0 million under its revolving credit facility.

     At December 31, 2000, our invested asset portfolio had a dollar weighted average rating of AA, an average duration of 2.7 years and an average yield to maturity of 6.7% before investment expenses.

     Under the terms of certain reinsurance contracts, we may be required to provide letters of credit to reinsureds in respect of reported claims and/or unearned premiums. We have obtained capacity from one of our primary lenders for the issuance of letters of credit. Issued letters of credit are secured by a lien on a portion of our investment portfolio. At December 31, 2000, we had outstanding letters of credit aggregating $44.9 million. Also, in connection with our January 6, 1999 investment in Top Layer Re, we have committed $37.5 million of collateral in the form of a letter of credit. This letter of credit is also secured by a portion of our investments.

     Catastrophe Linked Instruments. We have assumed risk through catastrophe and weather linked securities and derivative instruments under which losses could be triggered by an industry loss index or natural parameters. To date we have not experienced any losses from such securities or derivatives although there can be no assurance this performance will continue. We recorded recoveries on non-indemnity catastrophe index transactions in each of the last quarters of 2000 and 1999. These recoveries are included in other income. In the future, we may also utilize other derivative instruments.

     Market Sensitive Instruments. Our investment portfolio includes investments which are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 basis points would cause a decrease in total return of approximately 2.7%, which equates to a decrease in market value of approximately $28.4 million on a portfolio valued at $1,052.4 million at December 31, 2000. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

     The following table summarizes the fair value of our investments and cash and cash equivalents at the dates indicated.

                                                               AT DECEMBER 31,
                                                        ------------------------------
TYPE OF INVESTMENT                                        2000        1999       1998
------------------                                      --------    --------    ------
                                                                (IN MILLIONS)
Fixed maturities available for sale:
  U.S. government and agency debt securities..........  $  267.9    $  295.7    $564.6
  U.S. corporate debt securities......................     430.7       356.6     137.8
  Non-U.S. government debt securities.................     110.2        54.4      30.6
  Non-U.S. corporate debt securities..................      16.6        54.0      67.0
  U.S. mortgage-backed securities.....................     102.7       147.0        --
                                                        --------    --------    ------
     Subtotal.........................................     928.1       907.7     800.0
  Other investments...................................      29.6         7.2       1.6
Short-term investments................................      13.8        12.8      25.0
Cash and cash equivalents.............................     110.5       132.1     115.7
                                                        --------    --------    ------
     Total............................................  $1,082.0    $1,059.8    $942.3
                                                        ========    ========    ======

     The following table summarizes the fair value by contractual maturities of our fixed maturity investment portfolio at the dates indicated.

                                                                AT DECEMBER 31,
                                                           --------------------------
                                                            2000      1999      1998
                                                           ------    ------    ------
                                                                 (IN MILLIONS)
Due in less than one year................................  $ 29.0    $  2.8    $193.7
Due after one through five years.........................   519.8     456.4     393.7
Due after five through ten years.........................   201.4     226.1     121.4
Due after ten years......................................    75.2      75.4      91.2
U.S. mortgage-backed securities..........................   102.7     147.0        --
                                                           ------    ------    ------
Total....................................................  $928.1    $907.7    $800.0
                                                           ======    ======    ======

     Maturity and Duration of Fixed Maturity Portfolio. Currently, we maintain a target duration of approximately three years on a weighted average basis, reflecting our belief that it is important to maintain a liquid, shorter-duration portfolio to better assure our ability to pay claims on a timely basis. The actual portfolio duration may not exceed the target duration by more than two years. From time to time, we expect to reevaluate the target duration in light of estimates of the duration of our liabilities and market conditions, including the levels of then prevailing interest rates.

     Quality of Debt Securities in Portfolio. Our guidelines for our various investment classes have strict restrictions on credit quality, duration and benchmark relative exposures.

     The following table summarizes the composition of the fair value of the fixed maturity portfolio at the dates indicated by rating as assigned by S&P or, with respect to non-rated issues, as estimated by our investment managers.

                                                          AT DECEMBER 31,
                                                      -----------------------
RATING                                                2000     1999     1998
------                                                -----    -----    -----
AAA.................................................   69.1%    72.9%    70.9%
AA..................................................    9.4      5.0      4.3
A...................................................    5.5      5.9      9.2
BBB.................................................    5.1      4.8      3.7
BB..................................................    2.9      3.7      5.2
B...................................................    5.5      5.3      2.2
CCC.................................................    0.3       --       --
CC..................................................    0.1       --       --
NR..................................................    2.1      2.4      4.5
                                                      -----    -----    -----
                                                      100.0%   100.0%   100.0%
                                                      =====    =====    =====

COMPETITION

     With total managed gross premiums written of $397.0 million for the year ended December 31, 2000, we are one of the largest providers of property catastrophe reinsurance in the world. We have an estimated market share of approximately 7-9% of the property catastrophe reinsurance business, based on gross premiums written.

     Our main competition in the industry comes from multi-line insurance and reinsurance providers that write catastrophe-based products as part of a larger portfolio. The major players include companies based in the United States, Europe and Bermuda. Though all of these companies offer property catastrophe reinsurance, in many cases it accounts for a small percentage of their total portfolio. Further, the reinsurance industry is undergoing a marked trend toward greater consolidation.

     In our primary business, we face competition from independent insurance companies, subsidiaries or affiliates of major worldwide companies and others, some of which have greater financial and other resources than RenaissanceRe. Primary insurers compete on the basis of factors including selling effort, product, price, service, financial strength and reputation.

     We are also aware of many potential initiatives by capital market participants to produce alternative products that may compete with the existing catastrophe reinsurance markets. Among other things, over the last several years capital markets participants, including exchanges and financial intermediaries, have developed financial products intended to compete with traditional reinsurance. In addition, the tax policies of the countries where our clients operate can affect demand for reinsurance. We are unable to predict the extent to which the foregoing new, proposed or potential initiatives may affect the demand for our products or the risks which may be available for us to consider underwriting.

MARKETING

  REINSURANCE

     We believe that our modeling and technical expertise, combined with our leading industry performance, has enabled us to become a provider of first choice to our insurers and reinsurers worldwide. We market our reinsurance products worldwide exclusively through reinsurance brokers. We focus our marketing efforts on targeted brokers and insurance and reinsurance companies. We believe that our existing portfolio of business is a valuable asset given the renewal nature of the reinsurance industry and, therefore, we attempt to continually strengthen relationships with our existing brokers and clients. We target prospects that are capable of supplying detailed and accurate underwriting data and that potentially add further diversification to our book of business.

     We believe that primary insurers' and brokers' willingness to use a particular reinsurer is based not just on pricing terms, but on the financial security of the reinsurer, its claim paying ability ratings, perceptions of the quality of a reinsurer's service, the reinsurer's willingness to design customized programs, its long-term stability and its commitment to provide reinsurance capacity. We believe that we have established a reputation with our brokers and clients for prompt response on underwriting submissions and for fast claims payments. The modeling demonstrations and seminars that we provide to our brokers and clients further enhance our position as a provider of first choice. Since we selectively write large lines on a limited number of property catastrophe reinsurance contracts, we can establish reinsurance terms and conditions on those contracts that are attractive in our judgment, make large commitments to the most attractive programs and provide superior client responsiveness.

     We believe that our ability to design customized programs and to provide advice on catastrophe risk management has helped us to develop long-term relationships with brokers and clients.

     Our reinsurance brokers perform data collection, contract preparation and other administrative tasks, enabling us to market our reinsurance products cost effectively by maintaining a smaller staff. We believe that by maintaining close relationships with brokers, we are able to obtain access to a broad range of potential reinsureds. Subsidiaries and affiliates of Marsh Inc., Greig Fester, E.W. Blanch & Co., AON Re Group, and Willis Faber accounted for approximately 26.5%, 15.7%, 15.7%, 14.9% and 5.5%, respectively, of our gross premiums written in 2000.

     During 2000, Renaissance Reinsurance issued authorization for coverage on programs submitted by 26 brokers worldwide. We received approximately 1,400 program submissions during 2000. Of these submissions, we issued authorizations for coverage in 2000 for only 410 programs, or 29.3% of the program submissions received.

  PRIMARY INSURANCE

     Glencoe markets its products through a diverse group of surplus lines brokers operating primarily in catastrophe exposed states. Our homeowners insurance operations primarily market their products utilizing direct marketing techniques. We also employ point of sale distribution relationships such as mortgage companies, title companies and realtors. Our primary operations strive to retain the renewal rights to the customer and to create and maintain a comprehensive database of catastrophe-exposed property risks.

EMPLOYEES

     At December 31, 2000, we and our subsidiaries employed approximately 100 people. We believe that our strong employee relations are among our most significant strengths. None of our employees are subject to collective bargaining agreements. We are not aware of any current efforts to implement such agreements at any of our subsidiaries.

     A majority of our employees receive some form of equity-based incentive compensation as part of their overall package. At December 31, 2000, our directors and officers beneficially owned 6.8% of our outstanding shares.

     Many Bermuda-based employees of RenaissanceRe and Renaissance Reinsurance, including all of our senior executives, are employed pursuant to work permits granted by the Bermuda authorities. These permits expire at various times over the next few years. We have no reason to believe that these permits would not be extended at expiration upon request, although no assurance can be given in this regard.

REGULATION

     Bermuda. The Insurance Act 1978, as amended, and Related Regulations (the "Insurance Act"), which regulates the business of Renaissance Reinsurance and Glencoe, provides that no person may carry on an insurance business (including the business of reinsurance) in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Minister of Finance (the "Minister"). Renaissance Reinsurance and Glencoe are registered as a Class 4 and a Class 3 insurer under the Insurance Act, respectively. The Minister, in deciding whether to grant registration, has broad discretion to act as he thinks fit in the public interest. The Minister is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. In connection with the applicant's registration, the Minister may impose conditions relating to the writing of certain types of insurance. Further, the Insurance Act stipulates that no person shall, in or from within Bermuda, act as an insurance manager, broker, agent or salesman unless registered for the purpose by the Minister. Renaissance Managers is registered as an insurance manager under the Insurance Act.

     An Insurance Advisory Committee appointed by the Minister advises him on matters connected with the discharge of his functions, and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

     The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the Minister powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

     Cancellation of Insurer's Registration. An insurer's registration may be canceled by the Minister on certain grounds specified in the Insurance Act, including failure of the insurer to comply with a requirement made of it under the Insurance Act or, if in the opinion of the Minister, after consultation with the Insurance Advisory Committee, the insurer has not been carrying on business in accordance with sound insurance principles.

     Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the Statutory Financial Statements and the Statutory Financial Return of the insurer, both of which, in the case of each of a Class 3 insurer and a Class 4 insurer, are required to be filed annually with the Registrar of Companies (the "Registrar"), who is the chief administrative officer under the Insurance Act. The auditor must be approved by the Minister as the independent auditor of the insurer. The approved auditor may be the same person or firm which audits the insurer's financial statements and reports for presentation to its shareholders.

     Loss Reserve Specialist. Each Class 3 and Class 4 insurer is required to submit an annual loss reserve opinion when filing the Annual Statutory Financial Return. This opinion must be issued by the insurer's approved Loss Reserve Specialist. The Loss Reserve Specialist, who will normally be a qualified casualty actuary, must be approved by the Minister.

     Statutory Financial Statements. An insurer must prepare annual Statutory Financial Statements. The Insurance Act prescribes rules for the preparation and substance of such Statutory Financial Statements (which include, in statutory form, a balance sheet, income statement, and a statement of capital and surplus, and detailed notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The Statutory Financial Statements are not prepared in accordance with GAAP and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Companies Act 1981 of Bermuda, which financial statements may be prepared in accordance with GAAP. The insurer is required to submit the Annual Statutory Financial Statements as part of the Annual Statutory Financial Return. The Statutory Financial Statements and the Statutory Financial Return do not form part of the public records maintained by the Registrar.

     Minimum Solvency Margin and Restrictions on Dividends and
Distributions. The Insurance Act provides that the statutory assets of an insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum solvency margin which varies with the type of registration of the insurer under the Insurance Act and the insurer's net premiums written and loss reserve level. The minimum solvency margin for a Class 4 insurer is the greatest of $100.0 million, 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of gross premiums) and 15% of loss and loss expense provisions and other insurance reserves. The minimum solvency margin for a Class 3 insurer is the greatest of $1.0 million, 20% of the first $6.0 million of net premiums written plus 15% of net premiums written in excess of $6.0 million, and 15% of loss and loss expense provisions and other insurance reserves.

     The Insurance Act mandates certain actions and filings with the Minister and the Registrar if a Class 3 insurer or a Class 4 insurer fails to meet and or maintain the required minimum solvency margin. Both Class 3 insurers and Class 4 insurers are prohibited from declaring or paying any dividends if in breach of the required minimum solvency margin or minimum liquidity ratio (the relevant margins) or if the declaration or payment of such dividend would cause the insurer to fail to meet the relevant margins. Where an insurer fails to meet its relevant margins on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the Minister. Further, a Class 4 insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the Registrar an affidavit stating that it will continue to meet its relevant margins. Class 3 insurers and Class 4 insurers must obtain the Minister's prior approval for a reduction by 15% or more of the total statutory capital as set forth in its previous year's financial statements. These restrictions on declaring or paying dividends and distributions under the Insurance Act are in addition to those under the Companies Act 1981 which apply to all Bermuda companies.

     Annual Statutory Financial Return. Class 3 and Class 4 insurers are required to file with the Registrar a Statutory Financial Return no later than four months after the insurer's financial year end (unless specifically extended). The Statutory Financial Return includes, among other items, a report of the approved independent auditor on the Statutory Financial Statements of the insurer; a declaration of the statutory ratios; a solvency certificate; the Statutory Financial Statements themselves; the opinion of the approved Loss Reserve Specialist in respect of the loss and loss expense provisions and, only in the case of Class 4 insurers, certain details concerning ceded reinsurance. The solvency certificate and the declaration of the statutory ratios must be signed by the principal representative and at least two directors of the insurer, who are required to state whether the minimum solvency margin and, in the case of the solvency certificate, the minimum liquidity ratio, have been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for them to so state and whether the declaration of the statutory ratios complies with the requirements of the Insurance Act. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the Statutory Financial Return.

     Supervision, Investigation and Intervention. The Minister may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Minister believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to him, the Minister may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

     If it appears to the Minister that there is a risk of the insurer becoming insolvent, or that the insurer is in breach of the Insurance Act or any conditions or its registration under the Insurance Act, the Minister may direct the insurer not to take on any new insurance business; not to vary any insurance contract if the effect would be to increase the insurer's liabilities; not to make certain investments; to realize certain investments; to maintain in, or transfer to the custody of a specified bank, certain assets; not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or to limit its premium income.

     An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal office of each of Renaissance Reinsurance and Glencoe is at our offices at Renaissance House, 8-12 East Broadway, Pembroke HM 19 Bermuda and Mr. John D. Nichols, our Senior Vice President, is the principal representative of Renaissance Reinsurance and Glencoe. Without a reason acceptable to the Minister, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless thirty days' notice in writing to the Minister is given of the intention to do so. It is the duty of the principal representative, within thirty days of his reaching the view that there is a likelihood of the insurer for which he acts becoming insolvent or its coming to his knowledge, or his having reason to believe, that a reportable event has occurred, to make a report in writing to the Minister setting out all the particulars of the case that are available to him. Examples of such an event include failure by the insurer to comply substantially with a condition imposed upon the insurer by the Minister relating to a solvency margin or a liquidity or other ratio.

     Certain Other Bermuda Law Considerations. As "exempted companies," we and our Bermuda subsidiaries are exempt from certain Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, as exempted companies, we and our Bermuda subsidiaries may not participate in certain business transactions, including (1) the acquisition or holding of land in Bermuda (except that required for their business and held by way of lease or tenancy for terms of not more than 50 years) without required authorization, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or securities issued by Bermuda public authorities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under license granted by the Minister. Generally it is not permitted without a special license granted by the Minister to insure Bermuda domestic risks or risks of persons of, in or based in Bermuda.

     We and our Bermuda subsidiaries must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

     United States and Other. Renaissance Reinsurance is not admitted to transact the business of insurance in any jurisdiction except Bermuda. However, the insurance laws of each state of the United States and of many other countries permit and regulate the sale of insurance and reinsurance to insureds and ceding insurers located within their jurisdictions by non-admitted alien insurers, such as Renaissance Reinsurance, from locations outside the state or country. With some exceptions, such sale of insurance or reinsurance from within a jurisdiction where the insurer is not admitted to do business is prohibited. Renaissance Reinsurance does not intend to maintain an office or to solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda where the conduct of such activities would require that Renaissance Reinsurance be so admitted.

     Glencoe is eligible to write excess and surplus lines primary insurance in 29 states and is subject to the regulation and reporting requirements of these states. In accordance with certain requirements of the National Association of Insurance Commissioners, Glencoe has established, and is required to maintain, a trust funded with a minimum of $15.0 million as a condition of its status as an eligible, non-admitted insurer in the U.S. DeSoto is a licensed property/casualty insurer in Florida and Nobel is licensed and subject to regulation as a property/casualty insurer in all 50 U.S. states and the District of Columbia.

     Our U.S. operations are subject to extensive regulation under statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. The extent of regulation varies from state to state but generally has its source in statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. Among other things, state insurance commissioners regulate insurer solvency standards, insurer licensing, authorized investments, premium rates, restrictions on the size of risks that may be insured under a single policy, loss and expense reserves and provisions for unearned premiums, deposits of securities for the benefit of policyholders, policy form approval, and market conduct regulation including the use of credit information in underwriting and other underwriting and claims practices. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters. In general, regulated insurers must file all rates for directly underwritten insurance with the insurance department of each state in which they operate on an admitted basis; however, reinsurance generally is not subject to rate regulation.

     Our U.S. insurance subsidiaries are subject to guaranty fund laws which can result in assessments, up to prescribed limits, for losses incurred by policyholders as a result of the impairment or insolvency of unaffiliated insurance companies. Typically, an insurance company is subject to the guaranty fund laws of the states in which it conducts insurance business; however, companies such as Glencoe which conduct business on a surplus lines basis in a particular state are generally exempt from that state's guaranty fund laws. We do not expect the amount of any such guaranty fund assessments to be paid by us, if any, in 2000 to be material.

     Holding Company Regulation. We and our U.S. insurance subsidiaries are subject to regulation under the insurance holding company laws of various jurisdictions. The insurance holding company laws and regulations vary from jurisdiction to jurisdiction, but generally require an insurance holding company, and insurers that are subsidiaries of insurance holding companies, to register with state regulatory authorities and to file with those authorities certain reports, including information concerning their capital structure, ownership, financial condition, certain intercompany transactions and general business operations.

     Further, in order to protect insurance company solvency, state insurance statutes typically place limitations on the amount of dividends or other distributions payable by insurance companies. Florida, DeSoto's state of domicile, requires that dividends be paid only out of earned surplus and limits the annual amount payable without the prior approval of the Florida Insurance Department to the greater of 10% of policyholders' surplus adjusted for unrealized gains or 100% of prior year statutory net income. Texas, Nobel's state of domicile, currently requires that dividends be paid only out of earned statutory surplus and limits the annual amount of dividends payable without the prior approval of the Texas Insurance Department to the greater of 10% of statutory capital and surplus at the end of the previous calendar year or 100% of statutory net income from operations for the previous calendar year. These insurance holding company laws also impose prior approval requirements for certain transactions with affiliates.

     In addition, as a result of our ownership of DeSoto and Nobel, under the terms of applicable state statutes, any person or entity desiring to purchase more than 10% of our outstanding voting securities is required to obtain prior regulatory approval for the purchase.

     NAIC Ratios. The NAIC has established eleven financial ratios to assist state insurance departments in their oversight of the financial condition of insurance companies operating in their respective states. The NAIC's Insurance Regulatory Information System ("IRIS") calculates these ratios based on information submitted by insurers on an annual basis and shares the information with the applicable state insurance departments. Generally, an insurance company will be subject to regulatory scrutiny if it falls outside the usual ranges with respect to four or more of the ratios.

     Codification of Statutory Accounting Principles. In their ongoing effort to improve solvency regulations, the NAIC and individual states have enacted certain laws and statutory financial statement reporting requirements. For example, NAIC rules require audited statutory financial statements as well as actuarial certification of loss and loss adjustment expense reserves therein. Other activities are focused on greater disclosure of an insurer's reliance on reinsurance and changes in its reinsurance programs and stricter rules on accounting for certain overdue reinsurance. These regulatory initiatives, and the overall focus on solvency, may intensify the restructuring and consolidation of the insurance industry. While the impact of these regulatory efforts on our operations cannot be quantified until enacted, we believe we will be adequately positioned to compete in an environment of more stringent regulation.

     Risk Based Capital. The NAIC has implemented a risk-based or RBC formula and model law to be applied to all property/casualty insurance companies.

     Reinsurance Regulation. The terms and conditions of reinsurance agreements generally are not subject to regulation with respect to rates or policy terms. This contrasts with primary insurance policies and agreements, the rates and policy terms of which are generally closely regulated by state insurance departments. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates reinsurers can charge.

     The ability of a primary insurer to take credit for the reinsurance purchased from reinsurance companies is a significant component of reinsurance regulation. Typically, a primary insurer will only enter into a reinsurance agreement if it can obtain credit on its statutory financial statements for the reinsurance ceded to the reinsurer. With respect to U.S. domiciled reinsurers that reinsure U.S. insurers, credit is usually granted when the reinsurer is licensed or accredited in a state where the primary insurer is domiciled. In addition, many states allow credit for reinsurance ceded to a reinsurer that is licensed in another state and which meets certain financial requirements, provided in some instances that the state has substantially similar reinsurance credit law requirements or the primary insurer is provided with collateral to secure the reinsurer's obligations.

     In order for primary U.S. insurers to obtain financial statement credit for the reinsurance obligations of non-U.S. reinsurers, those reinsurers must satisfy specific reinsurance credit requirements. Non-U.S. reinsurers, such as RenaissanceRe, that are not licensed in a state generally may become accredited by filing certain financial information with the relevant state commissioner and maintaining a U.S. trust fund for the payment of valid reinsurance claims in an amount equal to the reinsurer's reinsurance liabilities covered by the trust plus an additional $20 million. In addition, unlicensed and unaccredited reinsurers may secure the U.S. primary insurer with funds equal to its reinsurance obligations in the form of cash, securities, letters of credit or reinsurance trusts. Renaissance Reinsurance generally posts a letter of credit or provides other forms of security after a claim is reported to comply with U.S. reinsurance credit requirements.

     The Gramm-Leach-Bliley Act. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999 ("GLBA") implementing fundamental changes in the regulation of the financial services industry in the United States. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitted mergers that combine commercial banks, insurers and securities firms under one holding company, a "financial holding company." Bank holding companies and other entities that qualify and elect to be treated as a financial holding company may engage in activities, and acquire companies engaged in activities that are "financial" in nature or "incidental" or "complementary" to such financial activities. These financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities.

     A financial holding company can own any kind of insurer or insurance broker or agent but its bank subsidiary cannot own an insurance company. Under the GLBA, national banks retain their existing ability to sell insurance products in some circumstances.

     Under state law, the financial holding company must apply to the insurance commissioner in the insurer's state of domicile for prior approval of the acquisition of the insurer. Under the GLBA, no state may prevent or interfere with affiliations between banks and insurers, insurance agents or brokers or the licensing of a bank or bank affiliate as an insurer, agent or broker as permitted by the GLBA.

     Until the passage of the GLBA, the Glass-Steagall Act of 1933, as amended, had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended, had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may materially affect our U.S. subsidiaries' product lines by substantially increasing the number, size and financial strength of potential competitors.

     The expansion of our primary insurance operations, together with the potential of further expansion into additional insurance markets, could expose us or our subsidiaries to increasing regulatory oversight. However, we intend to continue to conduct our operations so as to minimize the likelihood that RenaissanceRe or Renaissance Reinsurance will become subject to U.S. regulation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The table below sets forth the names, ages and titles of the persons who were our directors and executive officers at February 15, 2001.

NAME                                   AGE                           POSITION
----                                   ---                           --------
James N. Stanard.....................  52     Chairman of the Board, President and Chief Executive
                                              Officer
William I. Riker.....................  41     Director, Executive Vice President of RenaissanceRe
                                              and President and Chief Operating Officer of
                                                Renaissance Reinsurance
David A. Eklund......................  41     Executive Vice President of RenaissanceRe and Chief
                                                Underwriting Officer of Renaissance Reinsurance
John M. Lummis.......................  43     Executive Vice President and Chief Financial Officer
Arthur S. Bahr.......................  69     Director
Thomas A. Cooper.....................  64     Director
Edmund B. Greene.....................  62     Director
Brian R. Hall........................  59     Director
Gerald L. Igou.......................  66     Director
Kewsong Lee..........................  35     Director
Paul J. Liska........................  44     Director
W. James MacGinnitie.................  62     Director
Scott E. Pardee......................  64     Director

     James N. Stanard has served as our Chairman of the Board, President and Chief Executive Officer since our formation in June 1993. Mr. Stanard is a Class II Director. From 1991 through June 1993, Mr. Stanard served as Executive Vice President of USF&G and was a member of a three-person Office of the President. As Executive Vice President of USF&G, he was responsible for USF&G's underwriting, claims and ceded reinsurance. From October 1983 to 1991, Mr. Stanard was an Executive Vice President of F&G Re, Inc., USF&G's start-up reinsurance subsidiary. Mr. Stanard was one of two senior officers primarily responsible for the formation of F&G Re, where he was responsible for underwriting, pricing and marketing activities of F&G Re during its first seven years of operations. As Executive Vice President of F&G Re, Mr. Stanard was personally involved in the design of pricing procedures, contract terms and analytical underwriting tools for all types of treaty reinsurance, including both U.S. and international property catastrophe reinsurance.

     William I. Riker was appointed as one of our Directors in August 1998. Mr. Riker is a Class I Director. Mr. Riker was appointed as Executive Vice President of RenaissanceRe in December 1997 and previously served as our Senior Vice President from March 1995 and as our Vice President -- Underwriting from November 1993. Mr. Riker has served as President and Chief Operating Officer of Renaissance Reinsurance since February 1998. From March 1993 through October 1993, Mr. Riker served as Vice President of Applied Insurance Research, Inc. Prior to that, Mr. Riker held the position of Senior Vice President, Director of Underwriting at American Royal Reinsurance Company. He was responsible for developing various analytical underwriting tools while holding various positions at American Royal from 1984 through 1993.

     David A. Eklund has served as Chief Underwriting Officer of Renaissance Reinsurance Ltd. since February 1999, and as Executive Vice President of Renaissance Reinsurance since December 1997, prior to which he served as our Senior Vice President and Senior Vice President of Renaissance Reinsurance from February 1996. Mr. Eklund previously served as our Vice
President -- Underwriting and Renaissance Reinsurance from September 1993. From November 1989 through September 1993, Mr. Eklund held various positions in casualty underwriting at Old Republic International Reinsurance Group, Inc., where he was responsible for casualty treaty underwriting and marketing. From March 1988 to November 1989, Mr. Eklund held various positions in catastrophe reinsurance at Berkshire Hathaway Inc., where he was responsible for underwriting and marketing finite risk and property catastrophe reinsurance.

     John M. Lummis has served as our Executive Vice President since February 2001 and Chief Financial Officer since September 1997. Mr. Lummis served as Senior Vice President from September 1997 to February 2001. Mr. Lummis served as one of our directors from July 1993 to December 1997, when he resigned in connection with his appointment as an executive officer. Mr. Lummis served as Vice President -- Business Development of USF&G Corporation from 1994 until August 1997 and served as Vice President and Group General Counsel of USF&G Corporation from 1991 until 1995. USF&G Corporation is the parent company of USF&G and was acquired by St. Paul in May 1998. From 1982 until 1991, Mr. Lummis was engaged in the private practice of law with Shearman & Sterling.

     Arthur S. Bahr has served as one of our directors since our formation in June 1993. Mr. Bahr is a Class III Director. Mr. Bahr served as Director and Executive Vice President -- Equities of General Electric Investment Corporation, formerly a subsidiary of General Electric Company and registered investment adviser, from 1987 until December 1993. Mr. Bahr served GEIC in various senior investment positions since 1978 and was a Trustee of General Electric Pension Trust from 1976 until December 1993. Mr. Bahr served as a Director and Executive Vice President of GE Investment Management Incorporated, a subsidiary of General Electric Company, and a registered investment adviser, from 1988 until his retirement in December 1993. From December 1993 until December 1995, Mr. Bahr served as a consultant to GEIC.

     Thomas A. Cooper has served as one of our directors since August 7, 1996. Mr. Cooper is a Class II Director. Mr. Cooper has served as Chairman and Chief Executive Officer of TAC Associates, a privately held investment company since August 1993. Also from August 1993 until August 1996, Mr. Cooper served as Chairman and Chief Executive Officer of Chase Federal Bank FSB. From June 1992 until July 1993, Mr. Cooper served as principal of TAC Associates. From April 1990 until May 1992, Mr. Cooper served as Chairman and Chief Executive Officer of Goldome FSB. From 1986 to April 1990, Mr. Cooper served as Chairman and Chief Executive Officer of Investment Services of America, one of the largest full service securities brokerage and investment companies in the United States.

     Edmund B. Greene has served as one of our directors since our formation in June 1993. Mr. Greene is a Class I Director. Mr. Greene currently serves as a consultant to Aon Corporation. Mr. Greene retired as Deputy
Treasurer -- Insurance of General Electric Company in October 1998, where he had served from March 1995. Prior to that, Mr. Greene was Manager -- Corporate Insurance Operation of General Electric Company since 1985, and previously served in various financial management assignments at General Electric Company since 1962.

     Brian Hall has served as one of our directors since August 1999. Mr. Hall is a Class I Director. Mr. Hall, who is President of Inter-Ocean Management Ltd., an independent company providing management and general consulting services, retired as a Director of Johnson & Higgins, and Chairman of Johnson & Higgins (Bermuda) Ltd. in July 1997. Mr. Hall started his career in the Bermuda insurance industry when he joined American International Group in 1958. He moved to International Risk Management Ltd. in 1964. In 1969 he founded Inter-Ocean Management Ltd. which entered into an association with Johnson & Higgins in 1970. Inter-Ocean was acquired by Johnson & Higgins in 1979, and Mr. Hall was appointed President of Johnson & Higgins (Bermuda) Ltd., and became a Director of Johnson & Higgins in 1989. After his retirement in 1997, Mr. Hall re-established Inter-Ocean Management Ltd.

     Gerald L. Igou has served as one of our directors since our formation in June 1993. Mr. Igou is a Class III Director. Mr. Igou has served as Vice President -- Investment Analyst for GE Asset Management Incorporated, or GEAM, and certain of its predecessors since September 1993. He is a Certified Financial Analyst and has served GEAM and its predecessors in the capacities of investment analyst and sector portfolio manager since 1968. Prior to joining General Electric, Mr. Igou was an analyst with the Wall Street firms of Smith Barney Inc. and Dean Witter & Co.

     Kewsong Lee has served as one of our directors since December 1994. Mr. Lee is a Class II Director. Mr. Lee has served as a Member and Managing Director of E.M. Warburg, Pincus & Co. LLC and a general partner of Warburg, Pincus & Co. since January 1, 1997. Mr. Lee served as a Vice President of Warburg, Pincus Ventures, Inc. from January 1995 to December 1996, and as an associate at E.M. Warburg, Pincus & Co., Inc. from 1992 to until December 1994. Prior to joining E.M. Warburg, Mr. Lee was a consultant at

McKinsey & Company, Inc., a management consulting company, from 1990 to 1992. Mr. Lee is a director of Knoll, Inc., Eagle Family Foods, Inc. and several privately held companies.

     Paul J. Liska has served as one of our directors since August 1998. Mr. Liska is a Class III Director. Mr. Liska has served as Executive Vice President and Chief Financial Officer of St. Paul since 1997. From 1996 to 1997, Mr. Liska served as President and Chief Executive Officer of Specialty Foods Corporation. During 1994 to 1996, Mr. Liska served as Chief Operating Officer and Chief Financial Officer of Specialty Foods Corporation. From 1988 to 1994, Mr. Liska held several positions with Kraft General Foods, including Chief Financial Officer of Kraft U.S.A. Mr. Liska also held a finance position with Quaker Oats Co., and positions in finance, sales and sales management with American Hospital Supply Corp. A certified public accountant, he began his career with Price Waterhouse & Co.

     W. James MacGinnitie has served as one of our directors since February 2000. Mr. MacGinnitie is a Class II Director. Mr. MacGinnitie is an independent actuary and consultant. He served as Senior Vice President and Chief Financial Officer of CNA Financial from September 1997 to September 1999. From May 1994 until September 1997, Mr. MacGinnitie was a partner of Ernst & Young LLP and National Director of its actuarial services. From 1975 until 1994 he was a principal in Tillinghast, primarily responsible for its property-casualty actuarial consulting services. Prior thereto, Mr. MacGinnitie was a Professor of Actuarial Science & Director of Actuarial Program at the University of Michigan, Ann Arbor, Michigan, from 1973 to 1975.

     Scott E. Pardee has served as one of our directors since February 1997. Mr. Pardee is a Class I Director. Mr. Pardee serves as Alan R. Holmes Professor of Economics at Middlebury College, where he has taught since January 1, 2000. Previously he served as a Senior Lecturer at the MIT Sloan School of Management and Executive Director of the Finance Research Center at the Sloan School from November 1997. Mr. Pardee served as Chairman of Yamaichi International (America), Inc., a financial services company, from 1989 to 1995. Mr. Pardee previously served as Executive Vice President and a member of the Board of Directors of Discount Corporation of New York, a primary dealer in U.S. government securities, and Senior Vice President of the Federal Reserve Bank of New York and Manager of Foreign Operations of the Open Market Committee of the Federal Reserve System.

COMPOSITION OF THE BOARD; PROPOSED BYE-LAW AMENDMENT

     Our Bye-Laws provide for a classified Board, consisting of eleven members (which the Board may determine to expand to twelve members) divided into three classes of approximately equal size. Each director, once elected, serves a three year term. At our 2001 Annual Meeting, our shareholders will elect the Class III Directors, who would then be scheduled to serve until our 2004 Annual Meeting. Our incumbent Class I Directors are scheduled to serve until our 2002 Annual Meeting and our Class II Directors are scheduled to serve until our 2003 Annual Meeting.

     If the shares being offered are sold before our 2001 Annual General Meeting, we plan to propose that our shareholders adopt an amendment to our Bye-Laws reducing the size of our Board from eleven members to eight members. The Board would have the power to increase its size to eleven members. We fixed the size of our Board at eleven members in part to accommodate the inclusion of representatives of our founding institutional shareholders, such as USF&G and GE Investments, as well as a substantial number of independent directors. If the shares being offered are sold, we believe it would be appropriate to reduce the number of current directors.

     The terms of office of Mr. Liska and Mr. Igou will expire at the Annual Meeting. It is expected that Messrs. Liska and Igou will not stand for re-election if the shares offered hereby have been sold prior to the Annual Meeting. In addition, Mr. Lee is expected to resign following the Annual Meeting if our shareholders approve this Bye-Law amendment. In addition, the configuration of the classes of the Board may be adjusted to accommodate this reduction in number. We will provide more details about any amendment proposal in a Proxy Statement on Schedule 14A, which we will distribute in connection with the 2001 Annual Meeting.

SHAREHOLDERS AGREEMENT

     PT Investments and USF&G are parties to an amended and restated shareholders agreement among themselves and RenaissanceRe, pursuant to which they have each agreed to use their respective reasonable best efforts to nominate and to elect a designee of each of PT Investment and USF&G to the Board. Assuming PT Investments and St. Paul act in concert, they have the ability to influence the outcome of any matters presented to our shareholders. If the shares being offered are sold, USF&G would automatically cease to be a party to this shareholders agreement.

                              SELLING SHAREHOLDER

     The following table sets forth information with respect to the common shares beneficially owned by USF&G at February 15, 2001 and the amount of shares that USF&G may offer hereunder. Because USF&G may offer some or all of its shares in an offering that is not underwritten on a firm commitment basis, no estimate can be given as to the amount of securities that will be held by USF&G after completion of the offering. See "Plan of Distribution." To the extent required, the specific number of securities to be sold, the number of shares to be owned by USF&G after such sale, the name of any agent, dealer or underwriter participating in such sale and any applicable commission or discount with respect to the sale will be set forth in a supplement to this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and options that are exercisable within 60 days.

                                                           NUMBER OF                      NUMBER OF
                                                             SHARES                         SHARES
                                                          BENEFICIALLY                   BENEFICIALLY
NAME AND ADDRESS OF                                       OWNED PRIOR                       OWNED
SELLING SHAREHOLDER                                       TO OFFERING     PERCENTAGE    AFTER OFFERING
-------------------                                       ------------    ----------    --------------
United States Fidelity and Guaranty Company.............   1,726,137         8.8%             --
  6225 Smith Avenue
  Baltimore, Maryland 21209

     The nature of the positions, offices or other material relationships that certain shareholders have had with us within the past three years are set forth in documents incorporated into this prospectus by reference.

     USF&G is an indirect wholly owned subsidiary of The St. Paul Companies, Inc., whose business address is 385 Washington Street, St. Paul, Minnesota 55102.

                          DESCRIPTION OF COMMON SHARES

     The following description of our common shares includes a summary of certain provisions of our Memorandum of Association and Bye-Laws. Because this summary is not complete, you should refer to our Memorandum and Bye-Laws for complete information regarding the provisions of the Memorandum and Bye-Laws, including the definitions of some of the terms used below. Copies of the Memorandum and Bye-Laws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. Whenever we refer to particular sections or defined terms of the Memorandum and Bye-Laws, such sections or defined terms are incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

GENERAL

     Our common shares are listed on the New York Stock Exchange under the symbol "RNR." The common shares currently issued and outstanding are fully paid and nonassessable. Our authorized capital consists of 225 million common shares and 100 million preference shares, each of $1.00 par value. At December 31, 2000, 19.6 million common shares were outstanding. The common shares held by USF&G and offered by this prospectus are fully paid and nonassessable within the meaning of applicable Bermuda law. There are no provisions of Bermuda law or the Memorandum or the Bye-Laws which impose any limitation on the rights of shareholders to hold or vote common shares by reason of their not being residents of Bermuda.

     A more detailed description of our common shares is set forth in our registration statement filed under the Exchange Act on Form 8-A on July 24, 1995, including any amendment or report filed for the purpose of updating such description.

DILUTED VOTING COMMON SHARES

     Certain of our outstanding common shares consist of our diluted voting class I common shares. All of these shares are currently held by PT Investments, Inc. Each holder of these diluted voting common shares is entitled to a fixed voting interest in RenaissanceRe of up to 9.9% of all outstanding voting rights attached to the full voting common shares, taking into account the percentage interest in RenaissanceRe represented by full voting common shares owned directly, indirectly, or constructively by the holder within the meaning of Section 958 of the Internal Revenue Code and applicable rules and regulations thereunder. The diluted voting common shares are not listed on the New York Stock Exchange. We do not presently intend to issue any additional diluted voting common shares.

     The diluted voting common shares are convertible into an equal number of our full voting common shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice. We have agreed with PT Investments that it is a condition to the delivery of the diluted voting common shares that, immediately following the sale of these shares, they be converted into full voting common shares.

     We have authorized both diluted voting class I common shares and diluted voting class II common shares. PT Investments, at January 1, 2001, held a total of 1,448,504 diluted voting class I common shares. A total of 14,039,089 diluted voting class I common shares were authorized and unissued at December 31, 2000. In addition, 185,532 diluted voting class II shares are authorized and unissued. There are no diluted voting class II shares outstanding. Approximately 4.3 million diluting voting shares have been returned to us for conversion to full voting common shares. These shares have been cancelled, and are no longer available for issuance.

TRANSFER AGENT

     Our registrar and transfer agent for the common shares is Mellon Investor Services, L.L.C.

TRANSFER OF SHARES

     Our Bye-Laws contain various provisions affecting the transferability of our shares. Under the Bye-Laws, the Board has absolute discretion to decline to register a transfer of shares:

     - unless the appropriate instrument of transfer is submitted along with such evidence as the Board may reasonably require showing the right of the transferor to make the transfer;

     - unless all applicable consents and authorizations of any governmental body or agency in Bermuda have been obtained; or

     - if the Board determines that such transfer would result in a person owning or controlling shares that constitute 9.9% or more of any class or series of our issued shares.

     The primary purpose for the restriction on a holder of our shares from owning or exercising more than 9.9% of the total voting rights of all our shareholders is to reduce the likelihood that we will be deemed a "controlled foreign corporation" within the meaning of the Internal Revenue Code for U.S. Federal tax purposes. This limit may also have the effect of deterring purchases of large blocks of common shares or proposals to acquire us, even if some or a majority of the shareholders might deem these purchases or acquisition proposals to be in their best interests. With respect to this issue, also see the provisions discussed below under "Anti-Takeover Effects of Certain Bye-Laws Provisions."

     If the Board refuses to register any transfer of shares, our Secretary will send notice of such refusal to the transferor and transferee within 10 days of the date on which the transfer was lodged with us.

     Our Bermuda counsel has advised us that while the precise form of the restrictions on transfers contained in the Bye-Laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. The transferor of such shares will be deemed to own such shares for dividend, voting and reporting purposes until a transfer of such shares has been registered on our register of members.

ANTI-TAKEOVER EFFECTS OF CERTAIN BYE-LAWS PROVISIONS

     Our Bye-Laws contain certain provisions that make it more difficult to acquire control of RenaissanceRe by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our directors. Our directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of RenaissanceRe. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

     In addition to those provisions of the Bye-Laws discussed above under "Transfers of Shares", set forth below is a description of certain other provisions of the Bye-Laws. Because the following description is intended as a summary only and is therefore not complete, you should refer to the Bye-Laws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, for complete information regarding these provisions.

BOARD OF DIRECTOR PROVISIONS

     Our Bye-Laws provide for a classified board, to which approximately one-third of the Board is elected each year at our annual general meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. Moreover, our Bye-Laws provide that each director may be removed by the shareholders only for cause upon the affirmative vote of the holders of not less than 66 2/3% of the voting rights attached to all issued and outstanding capital shares entitled to vote for the election of that director. Further, our Bye-Laws fix the size of the Board at eleven directors (although the incumbent Board may increase its size to twelve members). If this offering is completed, we plan to propose that our shareholders amend our Bye-Laws to fix the size of the Board at eight, as described above. In addition, shareholders may only nominate persons for election as director at an annual or special general meeting of shareholders called for the purpose of electing directors and only if, among other things, a satisfactory written notice signed by not less than 20 shareholders holding in the aggregate not less than 10% of our outstanding paid up share capital is timely submitted.

     We believe that these Bye-Law provisions enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board. We believe these provisions assist our Board to represent more effectively the interests of all shareholders, including taking action in response to demands or actions by a minority shareholder or group.

     Our classified Board makes it more difficult for shareholders to change the composition of our Board even if some or a majority of the shareholders believe such a change would be desirable. Moreover, these Bye-Law provisions may deter changes in the composition of the Board or certain mergers, tender offers or other future takeover attempts which some or a majority of holders of our securities may deem to be in their best interest.

RESTRICTIONS ON CERTAIN SHAREHOLDER ACTIONS

     Our Bye-Laws restrict the ability of our shareholders to take certain actions. These restrictions, among other things, limit the power of our shareholders to:

     - nominate persons to serve as directors;

     - submit resolutions to the vote of shareholders at an annual or special general meeting; and

     - to requisition special general meetings.

     Generally, our Bye-Laws prohibit shareholders from taking these actions unless certain requirements specified in the Bye-Laws are met. These requirements include the giving of written notice, specify information that must be provided in connection with the notice or in relation to the requested action, provide that action must be taken within specified time periods, and require a minimum number of holders to act.

     These requirements regulating shareholder nominations and proposals may have the effect of deterring a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed. They may also discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal. For a more complete description of these provisions, you should refer to the Bye-Laws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

SUPERMAJORITY REQUIREMENTS FOR CERTAIN AMENDMENTS

     Our Bye-Laws require the affirmative vote of at least 66 2/3% of the voting rights attached to all of our issued and outstanding capital shares to amend, repeal or adopt any provision inconsistent with several provisions of the Bye-Laws. The provisions include, among others things, those relating to: the size of our Board and its division into classes, the removal of directors, the powers of shareholders to nominate directors, to call shareholder meetings and to propose matters to be acted on at shareholder meetings. This supermajority requirement could make it more difficult for shareholders to propose and adopt changes to the Bye-Laws intended to facilitate the acquisition or exercise of control over RenaissanceRe.

AVAILABILITY OF SHARES FOR FUTURE ISSUANCES; SHAREHOLDER RIGHTS PLAN

     We have available for issuance a large number of authorized but unissued shares. Generally, these shares may be issued by action of our directors without further action by shareholders (except as may be required by applicable stock exchange requirements). The availability of these shares for issue could be viewed as enabling the directors to make more difficult a change in our control. For example, the directors could determine to issue warrants or rights to acquire shares. In addition, we have authorized a sufficient amount of our shares such that we could put in place a shareholder rights plan without further action by shareholders. A shareholder rights plan could serve to dilute or deter stock ownership of persons seeking to obtain control of RenaissanceRe.

     Our ability to take these actions makes it more difficult for a third party to acquire us without negotiating with the Board, even if some or a majority of the shareholders desired to pursue a proposed transaction. Moreover, these powers could discourage or defeat unsolicited stock accumulation programs and acquisition proposals.

  PROPOSED BYE-LAWS AMENDMENT; 2001 STOCK INCENTIVE PLAN

     In February 2001, our Board authorized us to seek shareholder approval of certain changes to our Bye-Laws, if all the shares offered hereby before we conduct our 2001 Annual General Meeting. We will not propose that our shareholders adopt these proposals if all the shares being offered are not sold by the annual meeting.

     First, we plan to propose that our shareholders approve an amendment to our Bye-Laws which would provide for an eight-member Board. The incumbent Board would have the power to increase its size to eleven members. Presently, our Bye-Laws provide for an eleven-member Board. We established our Board at this size in order to accommodate the inclusion of representatives of our founding institutional shareholders, such as USF&G and GE Investments, together with a substantial number of independent directors. If USF&G completes this offering, we believe it would be appropriate to lessen the number of our current directors.

     Second, we plan to ask our shareholders to approve an amendment to our Bye-Laws repealing the current requirement that we submit to our shareholders proposals required to be voted on by RenaissanceRe as the sole shareholder of Renaissance Reinsurance. We have maintained this requirement, to among other things, lessen the likelihood that Renaissance Reinsurance will be deemed to be a controlled foreign corporation for U.S. federal tax purposes. Since the sale by USF&G of our shares will make it less likely Renaissance

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Reinsurance will be deemed a controlled foreign corporation, we believe it would be appropriate to remove this bifurcated voting requirement if this offering is completed.

     Finally, we also plan to seek shareholder ratification of a new stock incentive plan authorizing the issuance of up to 950,000 shares. Our Board approved this new plan in February 2001. At December 31, 2000, the total shares remaining for issuance under our current plans was 278,170. Approval of this new plan will permit us to continue our focus on equity-based incentive compensation. We will seek approval of this proposal whether or not this offering is complete by the time of the annual meeting.

REGISTRATION RIGHTS

     We have entered into an amended and restated registration rights agreement with PT Investments and USF&G among other parties. Pursuant to this agreement these investors have the right to require us to register the common shares held by them. This offering is being conducted in connection with a request for registration by USF&G. We have the right once in any twelve-month period to not effect a demand for registration for up to 120 days if, in the good faith judgment of our Board, it would be seriously detrimental to us and our shareholders to effect the registration. We are required to bear all related registration and selling expenses, other than underwriting fees and commissions. Parties to the registration rights agreement may transfer or assign their registration rights in certain circumstances in accordance with the terms of the registration rights agreement.

                           CERTAIN TAX CONSIDERATIONS

     The following discussion of our taxation and Renaissance Reinsurance and of the taxation of our shareholders is based (i) upon the opinion of Conyers Dill & Pearman, Hamilton, Bermuda, with respect to the matters discussed under "Taxation of the Company and Renaissance Reinsurance" and "Taxation of Shareholders -- Bermuda Taxation" and (ii) upon the opinion of Willkie Farr & Gallagher, New York, New York, with respect to the matters discussed under "Taxation of the Company and Renaissance Reinsurance" and "Taxation of Shareholders -- United States Taxation of U.S. and non-U.S. Shareholders." The opinions of these firms do not address, and do not include, opinions as to whether RenaissanceRe, Renaissance Reinsurance or Glencoe has a permanent establishment in the United States, any factual or accounting matters, determinations or conclusions such as to whether we, Renaissance Reinsurance or Glencoe is engaged in a U.S. trade or business, Related Person Insurance Income
(RPII) amounts and computations and components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to our business or activities, Renaissance Reinsurance or Glencoe, all of which are matters and information determined and provided by us. The following discussion is based upon current law and describes the material U.S. federal and Bermuda tax consequences at the date of this Prospectus and is for general information only. The tax treatment of a holder of common shares, or a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common shares. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF OWNING COMMON SHARES.

TAXATION OF THE COMPANY, RENAISSANCE REINSURANCE AND GLENCOE

  BERMUDA

     RenaissanceRe, Renaissance Reinsurance and Glencoe have each received from the Minister of Finance of Bermuda an assurance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to RenaissanceRe, Renaissance Reinsurance and Glencoe or to any of our operations or the shares, debentures or other obligations of

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RenaissanceRe, Renaissance Reinsurance or Glencoe until March 28, 2016. These assurances are subject to the proviso that they are not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to the land leased to Renaissance Reinsurance or Glencoe. RenaissanceRe, Renaissance Reinsurance and Glencoe are required to pay certain annual Bermuda government fees. Additionally, Renaissance Reinsurance and Glencoe are required to pay certain insurance registration fees as an insurer under the Insurance Act. Under current rates, RenaissanceRe pays a fixed fee of $15,000 and Renaissance Reinsurance and Glencoe pay a fee of $30,000 and $10,900 per year, respectively (which is the applicable annual Bermuda government fee and the annual insurance registration fee for each company). Currently there is no Bermuda withholding tax on dividends that may be paid by Renaissance Reinsurance or Glencoe to RenaissanceRe.

  UNITED STATES

     We believe that, to date, Renaissance Reinsurance and Glencoe have operated and, in the future, will continue to operate their businesses in a manner that will not cause either to be treated as being engaged in a U.S. trade or business. On this basis, we do not expect Renaissance Reinsurance or Glencoe to be required to pay U.S. corporate income tax. However, whether a corporation is engaged in a U.S. trade or business is considered a factual question. Because there are no definitive standards provided by the Code, existing or proposed regulations thereunder or judicial precedent, and as the determination is inherently factual and not a legal issue on which counsel can opine, there is considerable uncertainty as to activities that constitute being engaged in a U.S. trade or business. As a result, there can be no assurance that the IRS could not successfully contend that Renaissance Reinsurance or Glencoe is engaged in such a trade or business.

     If the IRS so contended, Renaissance Reinsurance or Glencoe, unless exempted from tax by the income tax treaty between the United States and Bermuda, discussed below, would be subject to U.S. corporate income tax on that portion of its net income treated as effectively connected with a U.S. trade or business, as well as the U.S. corporate branch profits tax. The U.S. corporate income tax is currently imposed at the rate of 35% on net corporate profits and the U.S. corporate branch profits tax is imposed at the rate of 30% on a corporation's after-tax profits deemed distributed as a dividend.

     Even though we will take the position that Renaissance Reinsurance and Glencoe are not engaged in U.S. trades or businesses, Renaissance Reinsurance and Glencoe have filed and intend to continue to file U.S. federal income tax returns to avoid having all deductions disallowed in the event that either Renaissance Reinsurance or Glencoe were held to be engaged in a U.S. trade or business. In addition, filing U.S. tax returns will allow Renaissance Reinsurance and Glencoe to claim benefits under the income tax treaty without penalty.

     Even if the IRS were to contend successfully that Renaissance Reinsurance or Glencoe was engaged in a U.S. trade or business, the United States-Bermuda income tax treaty could preclude the United States from taxing Renaissance Reinsurance or Glencoe on its net premium income except to the extent that such income were attributable to a permanent establishment maintained by Renaissance Reinsurance or Glencoe in the United States. Although we believe that neither Renaissance Reinsurance nor Glencoe has a permanent establishment in the United States, we cannot assure you that the IRS will not successfully contend that Renaissance Reinsurance or Glencoe has such a permanent establishment and therefore is subject to taxation. In addition, benefits of the income tax treaty are only available to Renaissance Reinsurance and Glencoe if more than 50% of their shares is beneficially owned, directly or indirectly, by individuals who are Bermuda residents or U.S. citizens or residents. Although we believe we meet and we will attempt to monitor compliance with this beneficial ownership test, there can be no assurance that the beneficial ownership test will continue to be satisfied or that we will be able to establish its satisfaction to the IRS. Furthermore, income tax treaty benefits will also not be available if the income of Renaissance Reinsurance or Glencoe is used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are neither residents of the United States or Bermuda nor U.S. citizens. This limitation could apply if premiums paid for ceded reinsurance by Renaissance Reinsurance or Glencoe to persons who are neither residents of the United States or Bermuda nor U.S. citizens exceed 50% of gross premiums received by
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Renaissance Reinsurance or Glencoe. We believe that this limitation also will not apply, but there can be no assurance that this will be so in the future. Finally, it should be noted that although the income tax treaty (assuming the limitations previously discussed do not apply) clearly applies to premium income, it is uncertain whether the income tax treaty applies to other income such as investment income.

     If Renaissance Reinsurance or Glencoe were considered to be engaged in a U.S. trade or business and it were held not to be entitled to the benefits of the permanent establishment clause of the income tax treaty, and, thus, subject to U.S. income taxation, our results of operations and cash flows could be materially adversely affected.

     Code section 842 requires that foreign insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by Renaissance Reinsurance or Glencoe. If Renaissance Reinsurance or Glencoe is considered to be engaged in the conduct of an insurance business in the United States and such company (i) is not entitled to the benefits of the income tax treaty in general (because we fail to satisfy one of the limitations on treaty benefits discussed above) or (ii) is entitled to the benefits of the income tax treaty in general, but the income tax treaty is interpreted to not apply to investment income, then section 842 could subject a significant portion of the investment income of such company to U.S. income tax.

     The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. Insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located outside the United States should not be subject to this excise tax. The rate of tax currently applicable to reinsurance premiums paid to foreign reinsurers such as Renaissance Reinsurance, with respect to risks located in the United States, is 1% of gross premiums. Congress has in the past, however, considered legislation that would increase the excise tax rate on reinsurance premiums paid to foreign reinsurers to 4%. Although no such legislation has to date been enacted, hearings on the subject were held in 1993, and it is uncertain whether, or in what form, such legislation may ultimately be enacted. The rate of tax currently applicable to insurance premiums paid to foreign insurers such as Glencoe with respect to risks located in the U.S. is 4% of gross premiums.

TAXATION OF SHAREHOLDERS

  BERMUDA TAXATION

     Currently, there is no Bermuda withholding tax on dividends paid by us.

  UNITED STATES TAXATION OF U.S. AND NON-U.S. SHAREHOLDERS

     Classification of Renaissance Reinsurance and Glencoe as non-CFCs. Although Renaissance Reinsurance and Glencoe were classified as "controlled foreign corporations" ("CFCs") in prior years, we believe that they no longer meet the requirements for such classification. Further, our Amended and Restated Bye-Laws contain certain "Excess Share" provisions designed to prevent any person from becoming a 10% shareholder and to prevent us from becoming a CFC in the future. There can be no absolute assurance that such provisions will operate as intended.

     Each prospective investor should consult its own tax advisor to determine whether its ownership interest in RenaissanceRe would cause it to become a 10% shareholder of RenaissanceRe, Renaissance Reinsurance and Glencoe or of any subsidiary that may be created by RenaissanceRe or Renaissance Reinsurance and to determine the impact of such a classification of such investor.

     Related Person Insurance Income ("RPII") Rules. Certain special subpart F provisions of the Code will apply to persons who, through their ownership of common shares, are indirect shareholders of Renaissance Reinsurance if both (A) 25% or more of the value or voting power of the common shares is owned or deemed owned (directly or indirectly through foreign entities) by U.S. persons, as will be the case; and (B)(i) 20% or more of either the voting power or the value of the stock of Renaissance Reinsurance and Glencoe is owned directly or indirectly by U.S. persons insured or reinsured by Renaissance Reinsurance or Glencoe or by

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persons related to them; and (ii) Renaissance Reinsurance or Glencoe has RPII, determined on a gross basis, equal to 20% or more of its gross insurance income. RPII is income (investment income and premium income) from the direct or indirect insurance or reinsurance of (i) the risk of any U.S. person who owns common shares (directly or indirectly through foreign entities) or (ii) the risk of a person related to such a U.S. person.

     Renaissance Reinsurance may be considered to indirectly reinsure the risk of a holder of common shares that is a U.S. person, and thus generate RPII, if an unrelated company that insured such risk in the first instance reinsures the risk with Renaissance Reinsurance. There is a suggestion in the Treasury Regulations proposed in 1991 that in order for this rule to be applied there must be a prearrangement to reinsure the risk with the company in which the insured is a shareholder (so-called "fronting"), but the proposed Treasury Regulations do not explicitly limit the application of the rule to a fronting situation.

     We do not expect Renaissance Reinsurance or Glencoe, respectively, to knowingly enter into reinsurance or insurance arrangements where the ultimate risk insured is that of a holder of common shares that is a U.S. person or person related to such a U.S. person. However, unless the proposed Treasury Regulations are clarified so that this rule would apply only if the unrelated insurer is fronting for the party related to the insured, there can be no assurance that the IRS will not require a holder of common shares that is a U.S. person or person related to such a U.S. person to demonstrate that we have not indirectly (albeit unknowingly) reinsured risks of such a shareholder. If the IRS requires a shareholder that is a U.S. person or person related to such a U.S. person to demonstrate that the risks reinsured by us were not risks of related parties, while we will cooperate in providing information regarding our shareholders and the insurance and reinsurance arrangements of Renaissance Reinsurance and Glencoe, we may not be in a position to identify the names of many of our shareholders or the names of the persons whose risks we indirectly reinsure. Therefore, each prospective investor should consult with his own tax advisor to evaluate the risk that the IRS would take this position and the tax consequences that might arise.

     Notwithstanding the foregoing discussion it is anticipated (although not assured) that less than 20% of the gross insurance income of Renaissance Reinsurance or Glencoe for any taxable year will constitute RPII. However, there can be no assurance that the IRS will not assert that 20% or more of the income of Renaissance Reinsurance or Glencoe RPII or that a taxpayer will be able to meet its burden of proving otherwise. If 20% or more of the gross insurance income of Renaissance Reinsurance or Glencoe for any taxable year constitutes RPII and 20% or more of the voting power or value of the stock of Renaissance Reinsurance or Glencoe is held, directly or indirectly, by U.S. insureds or reinsureds or by persons related thereto, each direct and indirect U.S. holder of our common shares will be taxable currently on its allocable share of the RPII of Renaissance Reinsurance or Glencoe. In that case, RPII will be taxable to each U.S. holder of common shares regardless of whether such holder is a U.S. Shareholder and regardless of whether such holder is an insured or related to an insured. For this purpose, all of the RPII of Renaissance Reinsurance or Glencoe would be allocated solely to U.S. holders, but not in excess of a holder's ratable share, based on the extent of its interest in RenaissanceRe, of the total income of Renaissance Reinsurance or Glencoe.

     Under proposed Treasury Regulations, RPII that is taxed to a U.S. holder will increase such holder's tax basis in the common shares to which it is allocable. Dividends distributed by Renaissance Reinsurance or Glencoe to RenaissanceRe and by RenaissanceRe to U.S. persons who are not U.S. Shareholders will, under such regulations, be deemed to come first out of taxed RPII and to that extent will not constitute income to the holder. This will be the result whether the dividend is distributed in the same year in which the RPII is taxed or a later year. The untaxed dividend will decrease the holder's tax basis in such holder's common shares as well.

     Computation of RPII. In an effort to determine how much RPII Renaissance Reinsurance and Glencoe have earned in each fiscal year, we monitor the percentage of gross premiums that are received by Renaissance Reinsurance and Glencoe from U.S. persons and persons related to U.S. persons. Beyond that, we will use our reasonable best efforts to secure such additional information relevant to determining the amount of such income that is RPII as we believe advisable, but there can be no assurance that such information will be

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sufficient to enable a holder of common shares to clearly establish such amount.
For any year that we determine that the gross RPII of Renaissance Reinsurance or Glencoe is 20% or more of our gross insurance income for the year, we may also seek information from its shareholders as to whether beneficial owners of common shares at the end of the year are U.S. persons, so that RPII may be apportioned among such persons. To the extent we are unable to determine whether a beneficial owner of shares is a U.S. person, we may assume that such owner is not a U.S. person for purposes of apportioning RPII, thereby increasing the per share RPII amount for all known U.S. holders of common shares.

     Disposition of Common Shares by U.S. Persons Generally. U.S. persons will, upon the sale or exchange of common shares, generally recognize gain or loss for federal income tax purposes equal to the excess of the amount realized upon such sale or exchange over such person's federal income tax basis for the common shares disposed of. Different rules would apply if Renaissance Reinsurance or Glencoe were classified as CFC's.

     Passive Foreign Investment Companies. Sections 1291 through 1297 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if 75% or more of its income constitutes passive income or 50% or more of its assets produce passive income. If we were to be characterized as a PFIC, U.S. holders of common shares would be subject to a penalty tax at the time of their sale of (or receipt of an "excess distribution" with respect to) its shares. In general, a U.S. holder of common shares receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the common shares during the three preceding taxable years (or the taxpayer's holding period if it is less than three years). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the taxpayer's holding period but not paid, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the common shares was received ratably throughout the holding period. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period.

     The Code contains an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business." This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. In our view, RenaissanceRe, Renaissance Reinsurance and Glencoe, taken together, are predominantly engaged in an insurance business and do not have financial reserves in excess of the reasonable needs of their insurance business. The Code contains a look-through rule which states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25% of the stock. Under the look-through rule, RenaissanceRe would be deemed to own the assets and to have received the income of Renaissance Reinsurance and Glencoe directly for the purposes of determining whether we qualify for the insurance exception described above.

     Other. Dividends paid by RenaissanceRe to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by section 243 of the Code.

     Except as discussed below with respect to backup withholding, dividends paid by us will not be subject to a U.S. withholding tax.

     Persons who are not citizens of or domiciled in the United States will not be subject to U.S. estate tax with respect to common shares.

     Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends on the common shares to U.S. persons. In addition, a holder of common shares may be subject to backup withholding at the rate of 31% with respect to dividends paid to such persons, unless such corporation comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup

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withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's regular U.S. federal income tax liability.

     Subject to certain exceptions, persons that are not U.S. persons will be subject to U.S. federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, common shares if such dividends or gains are effectively connected with the conduct of a U.S. trade or business.

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                              PLAN OF DISTRIBUTION

     USF&G may sell all or some of the securities covered by this prospectus either:

     - through one or more underwriters on a firm commitment basis; or

     - in a block trade in which a broker-dealer will attempt to sell a block of common shares as agent but may position and sell a portion of the block as principal to facilitate the trade.

     We will not receive any of the proceeds from the sale of the shares by USF&G.

     In connection with the sale of the common shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common shares for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions form the purchasers for whom they may act as agent. USF&G and any underwriters, dealers or agents that participate in the distribution of the shares offered under this prospectus may be deemed to be underwriters, and any profit on the sale of shares by them and any discounts, commissions or concessions received by them, might be deemed to be underwriting discounts and commissions under the Securities Act.

     At the time a particular offer of securities is made, to the extent required, a supplement to this prospectus will be distributed that will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from USF&G and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Any such prospectus supplement will be filed with the SEC to reflect disclosure of additional information with respect to the distribution of the common shares.

     USF&G will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the registration of the common shares. We have agreed to pay all expenses incident to the offering and sale of the shares to the public.

     We have also agreed with USF&G to provide reciprocal indemnification against certain liabilities in connection with the registration statement of which this prospectus is a part, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to United States, New York and Delaware law with respect to the validity of the offered securities will be passed upon for us by Willkie Farr & Gallagher, New York, New York. Certain legal matters with respect to Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. The description of United States tax laws will be passed upon by Willkie Farr & Gallagher. USF&G is being advised as to certain matters by Sullivan & Cromwell, New York, NY.

                                    EXPERTS

     Ernst & Young, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. Ernst & Young have also audited our consolidated financial statements and schedules included or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. We have included or incorporated by reference our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young's reports, given on their authority as experts in accounting and auditing.

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                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, relating to our common shares as described in this prospectus. This prospectus is a part of the registration statement, but the registration statement also contains additional information and exhibits.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and current reports, proxy statements and other reports with the Commission. You can read and copy the Registration Statement and the reports that we file with the Commission at the Commission's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the Commission, modifies or replaces this information. All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the following documents:

     - Our Annual Report on Form 10-K for the year ended December 31, 2000;

     - Our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2000, dated November 14, 2000, the quarter ended June 30, 2000, dated August 14, 2000 and the quarter ended March 31, 2000, dated May 15, 2000;

     - The portions of our Proxy Statement filed on March 24, 2000 for our 2000 Annual Meeting of Stockholders that have been incorporated by reference into our Annual Report on Form 10-K; and

     - The description of our common shares set forth in our registration statement filed under the Exchange Act on Form 8-A on July 24, 1995, including any amendment or report for the purpose of updating such description.

     To receive a free copy of any of the documents incorporated by reference in this Prospectus (other than exhibits) call or write us at the following address:
RenaissanceRe Holdings Ltd., Attn: Martin J. Merritt, Secretary, P.O. Box 2527, Hamilton, HMGX, Bermuda, (441) 295-4513.

     Our filings with the Commission are also available from the Commission's Web Site at http://www.sec.gov. Please call the Commission's toll-free telephone number at 1-800-SEC-0330 if you need further information about the operation of the Commission's public reference rooms. Our common shares are listed on the New York Stock Exchange and our reports can also be inspected at the offices of the NYSE, 20 Broad Street, 17th Floor, New York, New York 10005. For further information on obtaining copies of our public filings at the NYSE, please call 1-212-656-5060.

                      GLOSSARY OF SELECTED INSURANCE TERMS

Attachment point                  The amount of loss (per occurrence or in the
                                  aggregate, as the case may be) above which excess of loss reinsurance becomes operative.

Broker One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between
                                  (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Catastrophe excess of loss
reinsurance                       A form of excess of loss reinsurance that,
                                  subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a "catastrophe cover."

Cede; cedent; ceding company      When a party reinsures its liability with
                                  another, it "cedes" business and is referred to as the "cedent" or "ceding company."

Claim expenses                    The expenses of settling claims, including
                                  legal and other fees and the portion of
                                  general expenses allocated to claim settlement costs.

Claim reserves                    Liabilities established by insurers and
                                  reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for claim adjustment expenses.

Excess of loss reinsurance        A generic term describing reinsurance that
                                  indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "level" or "retention." Also known as non-proportional reinsurance. Excess of loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a "program" and will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer's insolvency.

Generally accepted accounting
principles                        Accounting principles as set forth in opinions
                                  of the Accounting Principles Board of the American Institute of Certified Public
                                  Accountants and/or statements of the Financial
                                  Accounting Standards Board and/or their
                                  respective successors and which are applicable in the circumstances at the date in question.

Incurred but not reported
("IBNR") Reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer.

Layer The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.

Net premiums written              Gross premiums written for a given period less
                                  premiums ceded to reinsurers and
                                  retrocessionaires during such period.

Proportional reinsurance          A generic term describing all forms of
                                  reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as pro rata reinsurance, quota share reinsurance or participating reinsurance.) In proportional reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor.

Reinstatement premium             The premium charged for the restoration of the
                                  reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence.

Reinsurance                       An arrangement in which an insurance company,
                                  the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.
                                  Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses.
                                  Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company.
                                  Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Retention                         The amount or portion of risk that an insurer
                                  retains for its own account. Losses in excess of the retention level are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retrocessional reinsurance;
retrocessionaire                  A transaction whereby a reinsurer cedes to
                                  another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.
                                  Reinsurance companies cede risks to
                                  retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Risk excess of loss
reinsurance                       A form of excess of loss reinsurance that
                                  covers a loss of the reinsured on a single
                                  "risk" in excess of its retention level of the type reinsured, rather than to aggregate losses for all covered risks, as does catastrophe excess of loss reinsurance. A
                                  "risk" in this context might mean the
                                  insurance coverage on one building or a
                                  group of buildings or the insurance coverage under a single policy, which the reinsured treats as a single risk.

Statutory accounting
principles ("SAP")                Recording transactions and preparing financial
                                  statements in accordance with the rules and procedures prescribed or permitted by Bermuda and/or the United States state insurance regulatory authorities including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting.

Total managed catastrophe
premiums We use this term to refer to the total catastrophe reinsurance premiums written on a gross basis by our Top Layer Re and OPCat joint ventures as well as by our wholly owned subsidiaries.

Underwriting                      The insurer's or reinsurer's process of
                                  reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting capacity             The maximum amount that an insurance company
                                  can underwrite. The limit is generally
                                  determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.

Underwriting expenses             The aggregate of policy acquisition costs,
                                  including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

                     ENFORCEMENT OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

     We are a Bermuda company. In addition, certain of our directors and officers as well as certain of the experts named in this prospectus reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the United States federal securities laws.

     We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the United States federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets at December 31, 1999 and 2000...  F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1998, 1999 and 2000..........................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended December 31, 1998, 1999 and 2000......  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1999 and 2000..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
RENAISSANCERE HOLDINGS LTD.

     We have audited the accompanying consolidated balance sheets of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RenaissanceRe Holdings Ltd. and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Hamilton, Bermuda
January 26, 2001

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      2000          1999
AT DECEMBER 31, 2000 AND 1999                                      ----------    ----------
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
ASSETS
Investments and cash
  Fixed maturity investments available for sale, at fair value...  $  928,102    $  907,706
     (Amortized cost $921,750 and $926,176 at December 31, 2000 and 1999, respectively) (Note 3)
  Short term investments, at cost.............................         13,760        12,759
  Other investments...........................................         29,613         7,213
  Cash and cash equivalents...................................        110,571       132,112
                                                                   ----------    ----------
          Total investments and cash..........................      1,082,046     1,059,790
Reinsurance premiums receivable...............................         95,423        80,455
Ceded reinsurance balances....................................         37,520        50,237
Losses and premiums recoverable (Note 4)......................        167,604       328,627
Accrued investment income.....................................         15,034        13,456
Deferred acquisition costs....................................          8,599        14,221
Other assets..................................................         62,763        70,457
                                                                   ----------    ----------
          TOTAL ASSETS........................................     $1,468,989    $1,617,243
                                                                   ==========    ==========
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY
LIABILITIES
Reserve for claims and claim expenses (Note 5)................     $  403,611    $  478,601
Reserve for unearned premiums.................................        112,541        98,386
Bank loans (Note 6)...........................................         50,000       250,000
Reinsurance balances payable..................................         50,779        50,157
Other liabilities.............................................         63,610        50,140
                                                                   ----------    ----------
          TOTAL LIABILITIES...................................        680,541       927,284
                                                                   ----------    ----------
Minority interest -- Company obligated, mandatorily redeemable capital securities of a subsidiary trust holding solely junior
  subordinated debentures of RenaissanceRe (Note 7)...........         87,630        89,630
Commitments and contingencies (Note 18)
SHAREHOLDERS' EQUITY (NOTE 9)
Common Shares and additional paid-in capital: $1 par
  value-authorized 225,000,000 shares; issued and outstanding at
  December 31, 2000 -- 19,621,267 shares (1999 -- 19,686,480
  shares).....................................................         22,999        19,686
Unearned stock grant compensation (Note 16)...................        (11,716)      (10,026)
Accumulated other comprehensive income........................          6,831       (18,470)
Retained earnings.............................................        682,704       609,139
                                                                   ----------    ----------
          TOTAL SHAREHOLDERS' EQUITY..........................        700,818       600,329
                                                                   ----------    ----------
          TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS'
            EQUITY............................................     $1,468,989    $1,617,243
                                                                   ==========    ==========
BOOK VALUE PER COMMON SHARE...................................     $    35.72    $    30.50
                                                                   ==========    ==========

        See accompanying notes to the consolidated financial statements.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     2000        1999        1998
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998                       --------    --------    --------
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
REVENUES
  Gross premiums written......................................     $433,002    $351,305    $270,460
                                                                   ========    ========    ========

  Net premiums written........................................     $293,303    $213,513    $195,019
  Decrease (increase) in unearned premiums....................      (25,622)      7,604       9,928
                                                                   --------    --------    --------
  Net premiums earned.........................................      267,681     221,117     204,947
  Net investment income (Note 3)..............................       77,868      60,334      52,834
  Net foreign exchange gains (losses).........................          378        (411)       (153)
  Other income................................................       10,959       4,915       9,789
  Net realized losses on investments (Note 3).................       (7,151)    (15,720)     (6,890)
                                                                   --------    --------    --------
          TOTAL REVENUES......................................      349,735     270,235     260,527
                                                                   --------    --------    --------
EXPENSES
  Claims and claim expenses incurred (Note 5).................      108,604      77,141     112,752
  Acquisition costs...........................................       38,530      25,500      26,506
  Operational expenses........................................       37,954      36,768      34,525
  Corporate expenses..........................................        8,022       9,888      18,924
  Interest expense............................................       17,167       9,934       4,473
                                                                   --------    --------    --------
          TOTAL EXPENSES......................................      210,277     159,231     197,180
                                                                   --------    --------    --------
Income before minority interests and taxes....................      139,458     111,004      63,347
Minority interest -- Company obligated, mandatorily redeemable
  Capital Securities of a subsidiary trust holding solely junior
  subordinated debentures of RenaissanceRe (Note 7)...........       (7,582)     (8,288)     (8,540)
Minority interest -- Glencoe..................................           --          --        (705)
                                                                   --------    --------    --------
Income before taxes...........................................      131,876     102,716      54,102
Income tax (expense) benefit (Note 13)........................       (4,648)      1,525      20,475
                                                                   --------    --------    --------
Net income available to Common Shareholders...................     $127,228    $104,241    $ 74,577
                                                                   ========    ========    ========
Earnings per Common Share -- basic............................     $   6.68    $   5.10    $   3.39
Earnings per Common Share -- diluted..........................     $   6.50    $   5.05    $   3.33

        See accompanying notes to the consolidated financial statements.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                     2000       1999       1998
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998                       --------   --------   --------
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
Common stock & additional paid-in capital
Balance -- January 1..........................................     $ 19,686   $ 39,035   $ 74,922
Exercise of stock options & restricted stock awards...........        3,495      6,461      6,837
Repurchase of shares..........................................         (672)   (26,695)   (42,724)
Other.........................................................          490        885         --
                                                                   --------   --------   --------
Balance -- December 31........................................       22,999     19,686     39,035
                                                                   --------   --------   --------

Unearned stock grant compensation
Balance -- January 1..........................................      (10,026)    (8,183)    (4,731)
Stock grants awarded..........................................       (7,215)    (5,382)    (5,964)
Amortization..................................................        5,525      3,539      2,512
                                                                   --------   --------   --------
Balance -- December 31........................................      (11,716)   (10,026)    (8,183)
                                                                   --------   --------   --------

Accumulated other comprehensive income
Balance -- January 1..........................................      (18,470)    (5,144)   (10,155)
Net unrealized gains (losses) on securities, net of adjustment
  (see disclosure below)......................................       25,301    (13,326)     5,011
                                                                   --------   --------   --------
Balance -- December 31........................................        6,831    (18,470)    (5,144)
                                                                   --------   --------   --------

Retained earnings
Balance -- January 1..........................................      609,139    586,524    538,667
Net income....................................................      127,228    104,241     74,577
Dividends paid................................................      (29,228)   (28,885)   (26,720)
Repurchase of shares..........................................      (24,435)   (53,403)        --
Other.........................................................           --        662         --
                                                                   --------   --------   --------
Balance -- December 31........................................      682,704    609,139    586,524
                                                                   --------   --------   --------
Total Shareholders' Equity....................................     $700,818   $600,329   $612,232
                                                                   ========   ========   ========
COMPREHENSIVE INCOME
Net income....................................................     $127,228   $104,241   $ 74,577
Other comprehensive income....................................       25,301    (13,326)     5,011
                                                                   --------   --------   --------
Comprehensive income..........................................     $152,529   $ 90,915   $ 79,588
                                                                   ========   ========   ========
DISCLOSURE REGARDING NET UNREALIZED GAINS (LOSSES)
Net unrealized holding gains (losses) arising during period...     $ 18,150   $(29,046)  $ (1,879)
Net realized losses included in net income....................        7,151     15,720      6,890
                                                                   --------   --------   --------
Net unrealized gains (losses) on securities...................     $ 25,301   $(13,326)  $  5,011
                                                                   ========   ========   ========

        See accompanying notes to the consolidated financial statements.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              2000          1999         1998
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998               -----------   -----------   ---------
(IN THOUSANDS OF UNITED STATES DOLLARS)
Cash Flows Provided by Operating Activities:
Net income...............................................  $   127,228   $   104,241   $  74,577
Adjustments to reconcile net income to cash provided by
  operating activities:
  Depreciation and amortization..........................          315         9,810      14,488
  Net realized losses on investments.....................        7,151        15,720       6,890
  Reinsurance balances, net..............................      (14,346)      (27,595)     54,187
  Ceded reinsurance balances.............................       12,717        (8,867)    (34,245)
  Accrued investment income..............................       (1,578)       (3,488)      3,572
  Reserve for unearned premiums..........................       14,155         3,920       5,132
  Reserve for claims and claim expenses, net.............       86,033        51,524      (8,530)
  Other, net.............................................       19,153       (14,960)    (13,579)
                                                           -----------   -----------   ---------
Net cash provided by operating activities................      250,828       130,305     102,492
                                                           -----------   -----------   ---------
Cash Flows Applied to Investing Activities:
  Proceeds from maturities and sales of investments......    2,171,484     1,986,498     783,735
  Purchase of investments available for sale.............   (2,187,007)   (2,146,361)   (828,299)
  Net sales (purchases) of short term investments........       (1,001)       12,224      (2,189)
  Proceeds from sale of equities.........................           --         1,319      30,550
  Acquisition of subsidiary, net of cash acquired........           --            --     (58,869)
  Purchase of minority interest in Glencoe...............           --            --     (15,204)
                                                           -----------   -----------   ---------
Net cash applied to investing activities.................      (16,524)     (146,320)    (90,276)
                                                           -----------   -----------   ---------
Cash Flows Provided by (Applied to) Financing Activities:
  Purchase of Common Shares..............................      (25,107)      (80,098)    (42,724)
  Net proceeds from (repayment of) bank loan.............     (200,000)      150,000      50,000
  Purchase of Capital Securities.........................       (1,510)       (8,591)         --
  Dividends paid.........................................      (29,228)      (28,885)    (26,720)
                                                           -----------   -----------   ---------
  Net cash provided by (applied to) financing
     activities..........................................     (255,845)       32,426     (19,444)
                                                           -----------   -----------   ---------
Net increase (decrease) in cash and cash equivalents.....      (21,541)       16,411      (7,228)
Cash and Cash Equivalents, Beginning of Year.............      132,112       115,701     122,929
                                                           -----------   -----------   ---------
Cash and Cash Equivalents, End of Year...................  $   110,571   $   132,112   $ 115,701
                                                           ===========   ===========   =========

        See accompanying notes to the consolidated financial statements.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
 (AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER
                                 SHARE AMOUNTS)

NOTE 1.  ORGANIZATION

     RenaissanceRe Holdings Ltd. ("RenaissanceRe"), was formed under the laws of Bermuda on June 7, 1993 and through its subsidiaries it provides reinsurance and insurance coverage where the risk of natural catastrophes represents a significant component of the overall exposure.

     - Renaissance Reinsurance Ltd. ("Renaissance Reinsurance") is the Company's principal subsidiary and provides property catastrophe reinsurance coverage to insurers and reinsurers on a worldwide basis. To a lesser extent, Renaissance Reinsurance also writes noncatastrophe reinsurance in certain specialty lines.

     - More recently the Company has begun to write property catastrophe reinsurance on behalf of two joint ventures, Top Layer Reinsurance Ltd. ("Top Layer Re") and Overseas Partners Cat Ltd. ("OPCat"). The Company acts as exclusive underwriting manager for these joint ventures in return for fee-based income and profit participation.

     - The Company's primary operations include Glencoe Insurance Ltd. ("Glencoe"), DeSoto Insurance Company ("DeSoto"), DeSoto Prime Insurance Company ("DeSoto Prime") and Nobel Insurance Company ("Nobel"). Glencoe provides catastrophe exposed property coverage on an insurance and reinsurance basis and DeSoto and DeSoto Prime operate in the U.S. homeowners market. Nobel is licensed to operate in 50 states in the U.S.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

     The consolidated financial statements have been prepared on the basis of United States generally accepted accounting principles ("GAAP") and include the accounts of RenaissanceRe and its subsidiaries, which are collectively referred to herein as the "Company". All intercompany transactions and balances have been eliminated on consolidation. Minority interests represent the interests of external parties in respect of net income and shareholders' equity of Glencoe and the Trust. See Note 7. Certain comparative information has been reclassified to conform with the current year presentation.

  Use of estimates in financial statements

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates reflected in the Company's financial statements include, but are not limited to, the reserves for claims and claim expenses and the related losses and premiums recoverable.

  Premiums and related expenses

     Premiums are recognized as income, net of any applicable retrocessional coverage, over the terms of the related contracts and policies. Premiums written are based on policy and contract terms and include estimates based on information received from both insureds and ceding companies. Subsequent differences arising on such estimates are recorded in the period in which they are determined. Reserve for unearned premiums represents the portion of premiums written that relate to the unexpired terms of contracts and policies in force. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

     Acquisition costs, consisting principally of commissions and brokerage expenses incurred at the time a contract or policy is issued, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated claims and claim expenses, based on historical and current experience, and anticipated investment income related to those premiums are considered in determining the recoverability of deferred acquisition costs.

  Reinsurance

     Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The Company evaluates the financial condition of its reinsurers through internal evaluation by senior management. For retroactive reinsurance contracts, the amount by which liabilities associated with the reinsured policies exceed the amount paid for reinsurance coverage is deferred and amortized into income using the recovery method.

  Claims and claim expenses

     The reserve for claims and claim expenses includes estimates for unpaid claims and claim expenses on reported losses as well as an estimate of losses incurred but not reported. The reserve is based on individual claims, case reserves and other reserve estimates reported by insureds and ceding companies as well as management estimates of ultimate losses. Inherent in the estimates of ultimate losses are expected trends in claim severity and frequency and other factors which could vary significantly as claims are settled. Accordingly, ultimate losses may vary materially from the amounts provided in the consolidated financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are reflected in the consolidated statement of income in the period in which they become known and are accounted for as changes in estimates.

  Investments and cash

     Investments are considered available for sale and are reported at fair value. The net unrealized appreciation or depreciation on investments is included in accumulated other comprehensive income. Investment transactions are recorded on the trade date with balances pending settlement reflected in the balance sheet as a component of other assets or other liabilities.

     Realized gains or losses on the sale of investments are determined on the basis of the specific identification method and include adjustments to the net realizable value of investments for declines in value that are considered to be other-than-temporary. Net investment income includes interest and dividend income together with amortization of market premiums and discounts and is net of investment management and custody fees. The amortization of premium and accretion of discount for fixed maturity securities is computed utilizing the interest method. The effective yield utilized in the interest method is adjusted when sufficient information exists to estimate the probability and timing of prepayments. Fair values of investments are based on quoted market prices, or when such prices are not available, by reference to broker or underwriter bid indications.

     Short term investments, which have a maturity of one year or less when purchased, are carried at cost which approximates fair value. Cash equivalents include money market instruments with a maturity of ninety days or less when purchased.

  Goodwill

     The Company amortizes goodwill on a straight-line basis over the expected recovery period, principally twenty years. Goodwill is periodically reviewed for impairment and amounts deemed unrecoverable are

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES adjusted accordingly. Goodwill is included in other assets on the consolidated balance sheet and is expensed through corporate expenses in the consolidated statement of income.

  Earnings per share

     Basic earnings per share is based on weighted average Common Shares and excludes any dilutive effects of options and restricted stock. Diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock grants.

  Foreign exchange

     The Company's functional currency is the United States dollar. Revenues and expenses denominated in foreign currencies are translated at the prevailing exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date, which may result in the recognition of exchange gains or losses which are included in the determination of net income.

  Stock incentive compensation plans

     The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under Statement of Financial Accounting Standard ("SFAS") No. 123 requires the use of option valuation models that were not necessarily developed for use in valuing employee stock options. It is the opinion of management that disclosure of the pro-forma impact of fair values provides a more relevant and informative presentation of the impact of stock options issued to employees than financial statement recognition of such amounts. Under APB 25, the Company recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the stock option exercise price at the measurement date.

  Taxation

     The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance against the deferred tax asset is provided for if and when the Company believes that a portion of the deferred tax asset may not be realized in future years.

  New Accounting Pronouncement

     Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of SFAS No. 133 had no significant impact on the Company's consolidated financial statements.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

NOTE 3.  INVESTMENTS

     The amortized cost, fair value and related unrealized gains and losses on fixed maturity investments are as follows:

                                                          DECEMBER 31, 2000
                                          -------------------------------------------------
                                                         GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                            COST         GAINS         LOSSES       VALUE
                                          ---------    ----------    ----------    --------
U.S. Government bonds...................  $264,183      $ 3,725       $    (14)    $267,894
Non-U.S. government bonds...............   107,312        4,010         (1,100)     110,222
Non-U.S. corporate bonds................    18,310          257         (2,007)      16,560
U.S. corporate bonds....................   431,294        8,022         (8,604)     430,712
U.S. mortgage backed securities.........   100,651        2,276           (213)     102,714
                                          --------      -------       --------     --------
                                          $921,750      $18,290       $(11,938)    $928,102
                                          ========      =======       ========     ========

                                                          DECEMBER 31, 1999
                                          -------------------------------------------------
                                                         GROSS         GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                            COST         GAINS         LOSSES       VALUE
                                          ---------    ----------    ----------    --------
U.S. Government bonds...................  $298,748      $   115       $ (3,135)    $295,728
Non-U.S. government bonds...............    55,308           --           (835)      54,473
Non-U.S. corporate bonds................   371,631          895        (15,954)     356,572
U.S. corporate bonds....................    50,456        3,540            (36)      53,960
U.S. mortgage backed securities.........   150,033           35         (3,095)     146,973
                                          --------      -------       --------     --------
                                          $926,176      $ 4,585       $(23,055)    $907,706
                                          ========      =======       ========     ========

     Included in other investments are redeemable securities with a fair value of $15.5 million and an unrealized gain of $0.5 million as of December 31, 2000.

     Contractual maturities of fixed maturity securities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                DECEMBER 31, 2000
                                                              ---------------------
                                                              AMORTIZED      FAIR
                                                                COST        VALUE
                                                              ---------    --------
Due within one year.........................................  $ 28,908     $ 28,959
Due after one through five years............................   513,219      519,809
Due after five through ten years............................   204,382      201,431
Due after ten years.........................................    74,590       75,189
U.S. mortgage backed securities.............................   100,651      102,714
                                                              --------     --------
                                                              $921,750     $928,102
                                                              ========     ========

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

     The following table summarizes the composition of the fair value of the fixed maturity portfolio by ratings assigned by rating agencies (e.g. Standard & Poor's Corporation) or, with respect to non-rated issues, as estimated by the Company's investment managers.

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
AAA.........................................................   69.1%     72.9%
AA..........................................................    9.4       5.0
A...........................................................    5.5       5.9
BBB.........................................................    5.1       4.8
BB..........................................................    2.9       3.7
B...........................................................    5.5       5.3
CCC.........................................................    0.3        --
CC..........................................................    0.1        --
NR..........................................................    2.1       2.4
                                                              -----     -----
                                                              100.0%    100.0%
                                                              =====     =====

  Investment income

     The components of net investment income are as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               2000       1999       1998
                                                              -------    -------    -------
Fixed maturities............................................  $62,588    $52,470    $45,392
Short term investments......................................    6,213      6,200      2,354
Cash and cash equivalents...................................   10,858      2,898      6,831
                                                              -------    -------    -------
                                                               79,659     61,568     54,577
Investment expenses.........................................    1,791      1,234      1,743
                                                              -------    -------    -------
Net investment income.......................................  $77,868    $60,334    $52,834
                                                              =======    =======    =======

     The analysis of realized gains (losses) and the change in unrealized gains (losses) on investments is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
Gross realized gains...............................  $ 11,173    $  4,619    $ 13,192
Gross realized losses..............................   (18,324)    (20,339)    (20,082)
                                                     --------    --------    --------
Net realized losses on investments.................    (7,151)    (15,720)     (6,890)
Unrealized gains (losses)..........................    25,301     (13,326)      5,011
                                                     --------    --------    --------
Total realized and unrealized gains (losses) on
  investments......................................  $ 18,150    $(29,046)   $ (1,879)
                                                     ========    ========    ========

     At December 31, 2000 and 1999 approximately $15.0 million of cash and investments were on deposit with various regulatory authorities as required by law.

  Catastrophe linked instruments

     The Company has assumed and ceded risk through catastrophe and weather linked securities and derivative instruments under which losses or recoveries are triggered by an industry loss index or geological or physical variables. Net related fees and risk premiums assumed and ceded are not material to the Company's operations. During 1999 and 1998, the Company recognized gains on non-indemnity catastrophe index contracts of $2.5 million and $7.5 million, respectively, which are included in other income.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

NOTE 4.  CEDED REINSURANCE

     The Company utilizes reinsurance to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses from reinsurers in excess of various retentions and loss warranties. The Company would remain liable to the extent that any reinsurance company fails to meet its obligations. The earned reinsurance premiums ceded were $149.8 million, $128.1 million and $68.1 million for 2000, 1999 and 1998, respectively.

     Other than loss recoveries, certain of the Company's ceded reinsurance contracts also provide for recoveries of additional premiums, reinstatement premiums and lost no-claims bonuses which are incurred when losses are ceded to reinsurance contracts. Total recoveries netted against premiums and claims and claim expenses incurred were $52.0 million, $255.3 million and $110.1 million for 2000, 1999 and 1998, respectively.

     Included in losses and premiums recoverable as of December 31, 2000, are recoverables of $23.2 million (1999 -- $37.8 million) which relate to a retroactive reinsurance contract entered into by Nobel. This contract provides Nobel with $38.0 million of protection from adverse development on its pre-October 1, 1997 casualty book of business plus $40 million of capacity on transferred reserves. SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", requires that adverse development of the reserves covered by this contract be reflected in the Company's statement of income when the adverse development becomes known. However, the offsetting recovery under the contract is required to be deferred and recognized into income as payments are received from the reinsurer. During 1998, the Company recognized in its statement of income, $27.6 million of adverse development on the business covered by this contract, however the offsetting recovery is reflected on the balance sheet as a deferred gain. As payments are received from the reinsurer, the gain is pro-rated and reflected in the statement of income as a reduction to claims and claim expenses.

NOTE 5.  RESERVE FOR CLAIMS AND CLAIM EXPENSES

     For the Company's reinsurance operations, estimates of claims and claim expenses are based in part upon the estimation of claims resulting from catastrophic events. Estimation by the Company of claims resulting from catastrophic events based upon its own historical claim experience is inherently difficult because of the Company's short operating history and the potential severity of property catastrophe claims. Therefore, the Company utilizes both proprietary and commercially available models, as well as historical reinsurance industry property catastrophe claims experience, for purposes of evaluating future trends and providing an estimate of ultimate claims costs.

     On both the Company's reinsurance and primary operations, the Company uses statistical and actuarial methods to reasonably estimate ultimate expected claims and claim expenses. The period of time from the reporting of a loss to the Company and the settlement of the Company's liability may be several years. During this period, additional facts and trends will be revealed. As these factors become apparent, case reserves will be adjusted, sometimes requiring an increase in the overall reserves of the Company, and at other times requiring a reallocation of IBNR reserves to specific case reserves. These estimates are reviewed regularly, and such adjustments, if any, are reflected in results of operations in the period in which they become known and are accounted for as changes in estimates.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

     Activity in the liability for unpaid claims and claim expenses is summarized as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
Net reserves as of January 1.......................  $174,913    $197,512    $110,037
Net reserves assumed in respect of acquired
  company..........................................        --          --      55,317
Net incurred related to:
     Current year..................................   100,168     111,720      96,431
     Prior years...................................     8,436     (34,579)     16,321
                                                     --------    --------    --------
     Total net incurred............................   108,604      77,141     112,752
                                                     --------    --------    --------
Net paid related to:
     Current year..................................    12,545      44,701      49,671
     Prior years...................................    33,958      55,039      30,923
                                                     --------    --------    --------
     Total net paid................................    46,503      99,740      80,594
                                                     --------    --------    --------
  Total net reserves as of December 31.............   237,014     174,913     197,512
  Losses recoverable as of December 31.............   166,597     303,688     101,317
                                                     --------    --------    --------
  Total gross reserves as of December 31...........  $403,611    $478,601    $298,829
                                                     ========    ========    ========

     The prior year development in 2000 was due primarily to development on the 1999 losses related to the European storms. During 1999, the prior year development was due primarily to favorable development on property catastrophe reserves for 1998 and prior. During 1998, the prior year development was due primarily to adverse development of Nobel's surety and casualty businesses, partially offset by favorable development on property catastrophe reserves. The Company's total gross reserve for incurred but not reported claims was $228.8 million as of December 31, 2000 (1999 -- $293.2 million).

NOTE 6.  BANK LOANS

     The Company has a revolving credit and term loan agreement with a syndicate of commercial banks. The commitment under the revolving credit facility was increased during the year from $300 million to $310 million. During 2000, the Company made net repayments of $192 million on this facility and the balance outstanding as of December 31, 2000 was $8 million (1999 - $200 million). Interest rates on the facility are based on a spread above LIBOR and averaged
7.03 percent during 2000 (5.76 percent in 1999). The credit agreement contains certain financial covenants including requirements that consolidated debt to capital does not exceed a ratio of 0.35:1; consolidated net worth must exceed the greater of $100 million or 125 percent of consolidated debt; and 80 percent of invested assets must be rated BBB- by S&P or Baa3 by Moody's Investor Service or better. Under the terms of the agreement, and if the Company is in compliance with the covenants thereunder, the Company has access to an additional $302 million should the need arise. The Company was in compliance with all the covenants of this revolving credit and term loan agreement as at December 31, 2000.

     Renaissance U.S. has a $27 million term loan and $15 million revolving loan facility with a syndicate of commercial banks. Interest rates on the facility are based on a spread above LIBOR, and averaged 6.98 percent during 2000 (5.91 percent in 1999). The credit agreement contains certain financial covenants, the primary one being that, RenaissanceRe, being its principal guarantor, maintain a ratio of liquid assets to debt service of 4:1. The term loan has mandatory repayment provisions approximating $9 million per year in each of years 2001 through 2003.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

     During 2000, in accordance with the provisions of the term loan, the Company repaid the first installment of $8.0 million. The Company was in compliance with all the covenants of this term loan and revolving loan facility as at December 31, 2000.

     Interest payments on the above loans totaled $17.2 million, $8.3 million and $4.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. Fair value of bank loans approximate the carrying values, because such loans reprice frequently.

NOTE 7.  CAPITAL SECURITIES

     On March 7, 1997 RenaissanceRe Capital Trust (the "Trust") issued $100 million of "Company Obligated, Mandatorily Redeemable Capital Securities of a Subsidiary Trust holding solely $103,092,783 of RenaissanceRe's 8.54 percent Junior Subordinated Debentures due March 1, 2027" ("Capital Securities") guaranteed by the Company. The Capital Securities pay cumulative cash distributions at an annual rate of 8.54 percent, payable semi-annually. The Trust is a wholly owned subsidiary of the Company and is consolidated into the Company's consolidated financial statements. The Capital Securities and the related dividends are reflected in the consolidated financial statements as a minority interest.

     During 2000 and 1999 the Company repurchased $2.0 million and $10.4 million of the Capital Securities, respectively, recognizing gains of $0.5 million and $1.8 million, respectively, which are reflected as a change in shareholders' equity.

NOTE 8.  ACQUISITION

     In June 1998, the Company acquired the U.S. operating subsidiaries of Nobel Insurance Limited, a Bermuda company ("Nobel Limited"), for $56.1 million. The gross assets and gross liabilities purchased in the transaction were $188.1 million and $155.9 million, respectively, thereby resulting in the recognition of $23.9 million of goodwill (subsequently written down to $14.0 million due to the 1998 fourth quarter charge described below). The Company accounted for this acquisition using the purchase method of accounting. The Company issued no shares as part of the purchase.

     During the fourth quarter of 1998, the Company recorded an after tax charge of $40.1 million, consisting of $29.6 million of adverse development on Nobel's casualty and surety books of business, a goodwill write-down of $6.6 million, and other related costs of $3.9 million. At the end of 1998, RenaissanceRe adopted a plan to exit each of Nobel's business units and accordingly, Nobel completed the reinsurance of the casualty and surety books of business and its bail and low-value dwelling books of business have been assumed by third parties. Reflected in corporate expenses are write-offs of goodwill of $1.0 million and $6.7 million for the years ended December 31, 2000, and 1999, respectively.

     Renaissance U.S. expects to retain ownership of Nobel along with its licenses in the 50 U.S. states, although there can be no assurance that such licenses can be successfully maintained following the disposition of the business units.

     In connection with the Nobel acquisition, Renaissance U.S. borrowed $35 million from a syndicate of banks. In addition, the banks provided a $15 million revolving credit facility which is fully utilized. RenaissanceRe has guaranteed these arrangements. See Note 6. Contemporaneously with the Nobel acquisition, Nobel entered into a retroactive reinsurance contract. This contract provides Nobel with $38 million of protection from adverse development on its pre October 1, 1997 casualty book of business. See Note 4.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

NOTE 9.  SHAREHOLDERS' EQUITY

     On May 5, 1998, the shareholders voted to increase the authorized capital to an aggregate of 325,000,000 shares consisting of 225,000,000 Common Shares and 100,000,000 Preference Shares. The Company's 225,000,000 authorized Common Shares, $1.00 par value, consist of three separate series with differing voting rights as follows:

                                                                 DECEMBER 31, 2000
                                                             --------------------------
                                                                            ISSUED AND
                                                             AUTHORIZED     OUTSTANDING
                                                             -----------    -----------
Full Voting Common Shares
  (includes all shares registered and available to the
  public)..................................................  210,775,379    18,172,763
Diluted Voting Class I Common Shares
  (the Diluted Voting I Shares)............................   14,039,089     1,448,504
Diluted Voting Class II Common Shares
  (the Diluted Voting II Shares)...........................      185,532            --
                                                             -----------    ----------
                                                             225,000,000    19,621,267
                                                             -----------    ----------

     The Diluted Voting I Shares and the Diluted Voting II Shares (together the Diluted Voting Shares) were authorized at a special general meeting of shareholders on December 23, 1996 and, subsequent to the authorization, affiliates of General Electric Investment Corporation ("GE") exchanged 5.7 million Full Voting Common Shares for 4.2 million Diluted Voting I Shares and
1.5 million Diluted Voting II Shares, and as such are the sole holders of such diluted voting securities.

     The Diluted Voting Shareholders vote together with the common shareholders. The Diluted Voting I Shares are limited to a fixed voting interest in the Company of up to 9.9 percent on most corporate matters. The Diluted Voting Shareholders are entitled to the same rights, including receipt of dividends and the right to vote on certain significant corporate matters, and are subject to the same restrictions as the common shareholders. The Company currently does not intend to register or list the Diluted Voting Shares on the New York Stock Exchange.

     In February and May of 2000, the Board authorized share repurchase programs of $25.0 million each. For the year ended December 31, 2000, the Company repurchased 671,900 Full Voting Common Shares at an aggregate price of $25.1 million. During 1999 the Company repurchased a total of 2,226,700 Full Voting Common Shares at an aggregate price of $80.1 million. During 1998, the Company repurchased a total of 1,020,670 Full Voting Common Shares at an aggregate price of $42.7 million. Full Voting Common Shares repurchased by the Company are normally cancelled and retired.

     During 2000, GE completed the sale of 1.0 million Diluted Voting I Shares pursuant to an S-3 registration which were subsequently converted into Full Voting Common Shares.

     On November 17, 1999, the Company purchased and cancelled 700,000 Full Voting Common Shares at $38.00 per share for an aggregate purchase price of $26.6 million from one of the Company's founding institutional shareholders.

     On December 1, 1999, one of the Company's founding institutional shareholders sold 318,213 Diluted Voting II Shares into the public market where they were subsequently converted into Full Voting Common Shares.

NOTE 10.  EARNINGS PER SHARE

     The Company utilizes SFAS No. 128, "Earnings per Share" to account for its weighted average shares. The numerator in both the Company's basic and diluted earnings per share calculations is identical. The

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES following table sets forth the reconciliation of the denominator from basic to diluted weighted average shares outstanding (in thousands of per share amounts):

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            2000      1999      1998
                                                           ------    ------    ------
Weighted average shares -- basic.........................  19,034    20,444    22,021
Per share equivalents of employee stock options and
  restricted shares......................................     542       184       407
                                                           ------    ------    ------
Weighted average shares -- diluted.......................  19,576    20,628    22,428
                                                           ======    ======    ======

NOTE 11.  RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS

     The Company has in force several treaties with subsidiaries of two of its founding shareholders (or their successors), The St. Paul Companies and affiliates of GE, covering property catastrophe risks in several geographic regions. The terms of these treaties were determined in arms length negotiations and the Company believes that such terms are comparable to terms the Company would expect to negotiate in similar transactions with unrelated parties. For the years ended December 31, 2000, 1999 and 1998, the Company received $14.3 million, $11.1 million and $13.7 million in reinsurance premiums and deposits related to these treaties, respectively.

     Other assets include the Company's investment in Top Layer Re of $21.2 million. Top Layer Re, which is 50% owned by Renaissance Reinsurance, is carried using the equity method. The Company's earnings from Top Layer Re and the Company's performance-based fee from OPCat totalled $9.8 million for the year ended December 31, 2000 (1999 -- $1.9 million) and are included in other income. During 2000, the Company also received a $1.2 million distribution from Top Layer Re.

     During the years ended December 31, 2000, 1999 and 1998, the Company received 78.3%, 78.8%, and 64.2%, respectively, of its premium assumed from its five largest reinsurance brokers. Subsidiaries and affiliates of Marsh Inc., Greig Fester, E. W. Blanch & Co., AON Re Group and Willis Faber accounted for approximately 26.5%, 15.7%, 15.7%, 14.9% and 5.5%, respectively, of the Company's premiums written in 2000.

NOTE 12.  DIVIDENDS

     During 2000, four regular quarterly dividends of $0.375 per share were paid to shareholders of record as of February 17, May 18, August 17, and November 16. During 1999, four regular quarterly dividends of $0.35 per share were paid to shareholders of record as of February 18, May 28, August 19, and November 18. During 1998, four regular quarterly dividends of $0.30 per share were paid to shareholders of record as of February 18, May 20, August 19, and November 19. The total amount of dividends paid to Common Shareholders during 2000, 1999 and 1998 was $29.2 million, $28.9 million and $26.7 million, respectively.

NOTE 13.  TAXATION

     Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Income from U.S. company operations is subject to taxes imposed by U.S. authorities. Renaissance Reinsurance of Europe is subject to the taxation laws of Ireland.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

     Income tax expense consists of:

DECEMBER 31, 2000                                          CURRENT    DEFERRED    TOTAL
-----------------                                          -------    --------    ------
U.S. Federal.............................................    $28       $4,602     $4,630
U.S. state and local.....................................     18           --         18
                                                             ---       ------     ------
                                                             $46       $4,602     $4,648
                                                             ===       ======     ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are presented below:

                                                               2000        1999
                                                              -------    --------
Deferred tax assets:
Allowance for doubtful accounts.............................  $   583    $    127
Unearned premiums...........................................      162         288
Claims reserves, principally due to discounting for tax.....    1,726       2,474
Retroactive reinsurance gain................................    4,716       4,613
Net operating loss carryforwards............................   16,980      14,553
Others......................................................    3,487       4,167
                                                              -------    --------
                                                               27,654      26,222
Deferred tax liabilities:
Other.......................................................     (883)     (2,719)
                                                              -------    --------
Net deferred tax asset before valuation allowance...........   26,771      23,503
Valuation allowance.........................................    8,218          --
                                                              -------    --------
Net deferred tax asset......................................  $18,553    $ 23,503
                                                              =======    ========

     At December 31, 2000, the net deferred tax asset of $18.6 million
(1999 -- $23.5 million) is included in other assets on the consolidated balance sheet. The U.S. companies have a net operating loss carryforward of $49.9 million (1999 -- $42.8 million) which will be available to offset regular taxable U.S. income during the carryforward period (through 2020).

     During 2000, the Company recorded a valuation allowance of $8.2 million against the net deferred tax asset. Although the net operating losses which gave rise to a deferred tax asset have a carryforward period through 2020, the Company's U.S. operations did not generate significant taxable income during the years ended December 31, 2000 and 1999. Accordingly, under the circumstances, and until the Company's U.S. operations begin to generate significant taxable income, the Company believes that it is prudent to establish and maintain a valuation allowance against the net deferred tax asset.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

NOTE 14.  GEOGRAPHIC INFORMATION

     Financial information relating to gross premiums written by geographic region is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
United States and Caribbean........................  $145,871    $173,598    $132,776
Worldwide..........................................    98,923      46,712      17,033
Worldwide (excluding U.S.)(1)......................    60,382      27,276      26,326
Europe.............................................    22,071      26,437      18,522
Other..............................................     9,559       2,370       4,495
Australia and New Zealand..........................     8,280       3,212       3,932
Noncatastrophe reinsurance premium(2)..............    37,730       2,740       4,105
                                                     --------    --------    --------
Total reinsurance..................................   382,816     282,345     207,189
United States -- primary...........................    50,186      68,960      63,271
                                                     --------    --------    --------
Total gross written premium........................  $433,002    $351,305    $270,460
                                                     ========    ========    ========

     (1) The category "Worldwide (excluding U.S.)" consists of contracts that cover more than one geographic region (other than the U.S.). The exposure in this category for gross premiums written to date is predominantly from Europe and Japan.

     (2) The category "Noncatastrophe reinsurance" includes coverages related to noncatastrophe reinsurance risks. These coverages primarily include exposure to claims from accident and health, finite, satellite, and aviation risks.

NOTE 15.  SEGMENT REPORTING

     The Company has two reportable segments: reinsurance operations and primary operations. The reinsurance segment provides property catastrophe reinsurance as well as other reinsurance to selected insurers and reinsurers on a worldwide basis. The primary segment provides insurance both on a direct and on a surplus lines basis for commercial and homeowners catastrophe-exposed property business. Also included in the primary segment are coverages written by Nobel for commercial auto and general liability as well as surety business which provides coverage to small and mid-size contractors. The Nobel business has been substantially reinsured.

     The activities of the Company's Bermuda and U.S. holding companies are reflected in the other column. The pre tax loss of the holding companies primarily consisted of interest expense on bank loans, the minority interest on the Capital Securities, and realized investment losses on the sales of investments, partially offset by

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES investment income on the assets of the holding companies. Data for the three years ended December 31, 2000, 1999 and 1998 was as follows:

                                                 YEAR ENDED DECEMBER 31, 2000
                                       -------------------------------------------------
                                       REINSURANCE    PRIMARY      OTHER        TOTAL
                                       -----------    --------    --------    ----------
Gross premiums written...............  $  382,816     $ 50,186    $     --    $  433,002
Total revenues.......................     325,637       13,280      10,818       349,735
Income (loss) before taxes...........     150,003       (4,406)    (13,721)      131,876

Assets...............................   1,169,568      251,740      47,681     1,468,989
                                       ----------     --------    --------    ----------

Claims and claim expense ratio.......        40.4%        47.0%         --          40.6%
Underwriting expense ratio...........        26.8         98.1          --          28.5
                                       ----------     --------    --------    ----------
Combined ratio.......................        67.2%       145.1%         --          69.1%
                                       ==========     ========    ========    ==========

                                                 YEAR ENDED DECEMBER 31, 1999
                                       -------------------------------------------------
                                       REINSURANCE    PRIMARY      OTHER        TOTAL
                                       -----------    --------    --------    ----------
Gross premiums written...............  $  282,345     $ 68,960    $     --    $  351,305
Total revenues.......................     232,715       31,377       6,143       270,235
Income (loss) before taxes...........     117,408        8,926     (23,618)      102,716

Assets...............................   1,112,692      274,401     230,150     1,617,243
                                       ----------     --------    --------    ----------

Claims and claim expense ratio.......        32.7%        52.2%         --          34.9%
Underwriting expense ratio...........        25.8         12.4          --          28.1
                                       ----------     --------    --------    ----------
Combined ratio.......................        58.5%        64.6%         --          63.0%
                                       ==========     ========    ========    ==========

                                                 YEAR ENDED DECEMBER 31, 1998
                                       -------------------------------------------------
                                       REINSURANCE    PRIMARY      OTHER        TOTAL
                                       -----------    --------    --------    ----------
Gross premiums written...............  $  207,189     $ 63,271    $     --    $  270,460
Total revenues.......................     216,976       42,229       1,322       260,527
Income (loss) before taxes...........     126,768      (51,438)    (21,228)       54,102

Assets...............................     897,656      369,801      88,707     1,356,164
                                       ----------     --------    --------    ----------

Claims and claim expense ratio.......        25.0%       200.2%         --          55.0%
Underwriting expense ratio...........        28.1         37.1          --          29.8
                                       ----------     --------    --------    ----------
Combined ratio.......................        53.1%       237.3%         --          84.8%
                                       ==========     ========    ========    ==========

NOTE 16.  STOCK INCENTIVE COMPENSATION AND EMPLOYEE BENEFIT PLANS

     The Company has a stock incentive plan under which all employees of the Company and its subsidiaries may be granted stock options and restricted stock awards. A stock option award under the Company's stock incentive plan allows for the purchase of the Company's Common Shares at a price that is generally equal to the five day average closing price of the Common Shares immediately prior to the date of grant. Options to purchase Common Shares are granted periodically by the Board of Directors, generally vest over four years and generally expire ten years from the date of grant.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

     The Company adopted the disclosure-only method under SFAS No. 123, "Accounting for Stock Based Compensation", as of December 31, 1996, and continues to account for stock-based compensation plans under Accounting Principles Board Opinion No. 25. In accordance with SFAS No. 123, the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro-forma footnote purposes with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively; dividend yield of 1.9, 3.4 and 2.7 percent, expected option life of five years for all years, and expected volatility of 28.51, 27.41 and 25.09 percent. The risk-free interest rate was assumed to be 5.0 percent in 2000, 6.3 percent in 1999 and 5.5 percent in 1998. If the compensation cost had been determined based upon the fair value method recommended in SFAS No. 123, the Company's net income would have been $109.4 million, $100.9 million and $71.8 million for each of 2000, 1999 and 1998, respectively, and the Company's earnings per share on a diluted basis would have been $5.59, $4.89 and $3.20 for each of 2000, 1999 and 1998, respectively. The following is a table of the changes in options outstanding for 2000, 1999 and 1998, respectively:

                                AWARDS                        WEIGHTED       FAIR VALUE
                              AVAILABLE       OPTIONS         AVERAGE            OF           RANGE OF
                              FOR GRANT     OUTSTANDING    EXERCISE PRICE     OPTIONS      EXERCISE PRICES
                              ----------    -----------    --------------    ----------    ---------------
BALANCE, DECEMBER 31,
  1997......................   1,960,320     1,286,807         $26.67
Options granted.............    (486,079)      486,079         $45.05          $10.84       $34.97-$48.00
Options forfeited...........      16,225       (16,225)        $33.45
Options exercised...........          --      (136,891)        $17.69
Shares turned in or
  withheld..................      59,928
Restricted stock issued.....    (136,313)
Restricted stock
  forfeited.................         461
                              ----------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  1998......................   1,414,542     1,619,770         $35.62
Options granted.............    (363,139)      363,139         $36.42          $12.24       $33.19-$41.29
Options forfeited...........     247,537      (247,537)        $38.46
Options exercised...........          --      (148,504)        $16.41
Shares turned in or
  withheld..................      82,811
Restricted stock issued.....    (186,625)
Restricted stock
  forfeited.................      16,335
                              ----------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  1999......................   1,211,461     1,586,868         $37.22
Options granted.............  (1,590,118)    1,590,118         $49.02          $13.51       $34.00-$74.45
Options forfeited...........      75,560       (75,560)        $43.44
Options exercised...........          --    (1,078,575)        $38.73
Shares turned in or
  withheld..................     729,360
Restricted stock issued.....    (236,879)
Restricted stock
  forfeited.................       8,970
                              ----------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2000......................     198,354     2,022,851         $46.50
Total options exercisable at
  December 31, 2000.........                   737,413

     Under the Company's 1993 Amended Stock Incentive Plan the total number of shares authorized under the plan is 4,000,000 shares. The Plan also allows for the issuance of share-based awards, the issuance of restricted Common Shares and an adjustment in the calculation of shares available for issuance thereunder by

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES deeming the number of shares tendered to or withheld by the Company in connection with certain option exercises to be so available.

     The Company has also established a Non-Employee Director Stock Incentive Plan to issue stock options and shares of restricted stock. The authorized shares available for issuance under the Plan is 200,000 Common Shares, with 79,816 awards available for grant at December 31, 2000. In 2000, 70,000 options to purchase Common Shares and 3,328 restricted Common Shares were granted. In 1999, 12,000 options to purchase Common Shares and 1,665 restricted Common Shares were granted. In 1998, 6,000 options to purchase Common Shares and 939 restricted Common Shares were granted. The options and restricted Common Shares vest ratably over three years.

     The Company has also established an employee stock bonus plan. Under the plan, eligible employees may elect to receive a grant of Common Shares of up to 50 percent of their bonus in lieu of cash, with an associated grant from the Company of an equal number of restricted shares. The restricted Common Shares vest ratably over a three or four year period. During the restricted period, the employee receives dividends and votes the restricted Common Shares, but the restricted shares may not be sold, transferred or assigned. In 2000, 1999 and 1998 the Company issued 77,342, 56,430, and 33,036 shares under this plan, respectively, with fair values of $2.9 million, $2.0 million and $1.5 million, respectively. Additionally, in 2000, 1999 and 1998 the Board of Directors granted 159,537, 130,195 and 103,277 restricted shares with a fair value of $6.3 million, $4.6 million, and $4.5 million to certain employees. The shares granted to these employees vest ratably over a four to five year period. At the time of grant, the market value of the shares awarded under these plans is recorded as unearned stock grant compensation and is presented as a separate component of shareholders' equity. The unearned compensation is charged to operations over the vesting period. Compensation expense related to these plans was $5.5 million, $3.4 million, and $2.5 million in 2000, 1999 and 1998, respectively.

     In 2000, the Company granted a special option grant to all of its officers equal to three times the normal annual grant. As a result of this special grant, it is not anticipated that annual option grants will be granted in 2001 and 2002. However, the Company may grant options and/or restricted stock in upcoming years if it is deemed appropriate to attract or retain personnel.

     All of the Company's employees are eligible for defined contribution pension plans. Contributions are primarily based upon a percentage of eligible compensation.

NOTE 17.  STATUTORY REQUIREMENTS

     Under the Insurance Act, 1978, amendments thereto and related regulations of Bermuda ("The Act"), Renaissance Reinsurance and Glencoe are required to prepare statutory financial statements and to file in Bermuda a statutory financial return. The Act also requires Renaissance Reinsurance and Glencoe to maintain certain measures of solvency and liquidity during the period. As at December 31, 2000 the statutory capital and surplus of the Bermuda subsidiaries was $738.5 million and the amount required to be maintained under Bermuda law was $135.0 million.

     Under the Act, Renaissance Reinsurance is classified as a Class 4 insurer, and is therefore restricted as to the payment of dividends in the amount of 25 percent of the prior year's statutory capital and surplus, unless at least two members of the board of directors attest that a dividend in excess of this amount would not cause Renaissance Reinsurance to fail to meet its relevant margins. During 2000, Renaissance Reinsurance paid aggregate cash dividends of $95.6 million to RenaissanceRe.

     Glencoe is also eligible as an excess and surplus lines insurer in a number of states in America. There are various capital and surplus requirements in these states, with the most onerous requiring the Company to maintain a minimum of $15.0 million in capital and surplus. In this regard the declaration of dividends from retained earnings and distributions from additional paid-in capital are limited to the extent that the above requirements are met.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

     The Company's U.S. insurance subsidiaries are subject to various statutory and regulatory restrictions regarding the payment of dividends. The restrictions are primarily based upon statutory surplus and statutory net income. The U.S. insurance subsidiaries' combined statutory surplus amounted to $32.6 million at December 31, 2000 and the amount required to be maintained was $29.9 million.

     Codification of statutory accounting in the U.S. is generally effective January 1, 2001. Codification is not expected to have a significant impact on the statutory surplus of the Company's U.S. insurance subsidiaries.

NOTE 18.  COMMITMENTS AND CONTINGENCIES

  Concentration of credit risk

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments, cash and reinsurance balances. The Company limits the amount of credit exposure to any one financial institution and except for U.S. Government bonds, none of the Company's investments exceeded 10 percent of shareholders' equity at December 31, 2000.

     Concentrations of credit risk with respect to reinsurance balances are limited due to their dispersion across various companies and geographies.

  Financial instruments with off-balance sheet risk

     The Company's investment guidelines permit, subject to specific approval, investments in derivative instruments such as futures, options and foreign currency forward contracts for purposes other than trading. Their use is limited to yield enhancement, duration management, foreign currency exposure management or to obtain an exposure to a particular financial market.

  Foreign currency exposure management

     The Company uses foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar claim reserves. Contract gains and losses, realized and unrealized, are reported in the consolidated statements of income. At December 31, 2000, no foreign currency forward contract has a maturity of more than nine months. The table below summarizes the notional amounts, the current fair values and the unrealized gain of the Company's foreign currency forward contracts at December 31, 2000.

                                                              NOTIONAL
                                                               AMOUNT     FAIR VALUE
                                                              --------    ----------
                                                                 (IN MILLIONS OF
                                                                  U.S. DOLLARS)
Forward contracts...........................................   $32.0        $ 0.8

     The credit risk associated with the above derivative financials instruments relates to the potential for non-performance by counterparties. Non-performance is not anticipated; however, in order to minimize the risk of loss, management monitors the creditworthiness of its counterparties. For forward contracts, the counterparties are principally banks, which must meet certain criteria according to the Company's investment guidelines.

  Letters of credit

     As of December 31, 2000 the Company's bankers have issued letters of credit of approximately $44.9 million in favor of certain ceding companies. Also, in connection with the Top Layer Re joint venture, the Company has committed $37.5 million of collateral in the form of a letter of credit. The letters of credit are secured by cash and investments of similar amounts.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

  Employment agreements

     The Board of Directors has authorized the execution of employment agreements between the Company and certain officers. These agreements provide for severance payments under certain circumstances, as well as accelerated vesting of options and restricted stock grants, under a change in control, as defined therein and by the Company's stock option plan.

  Employee Credit Facility

     In June of 1997, the Company executed a credit facility in order to encourage direct, long-term ownership of the Company's stock, and to facilitate purchases of the Company's stock by officers of the Company. Under the terms of the facility, the purchases are financed by personal loans to the officers from the bank. Such loans are collateralized by the stock purchased. The Company guarantees the loans, but has recourse to the collateral if it incurs a loss under the guarantee. At December 31, 2000, the bank loans guaranteed by the Company totaled $24.8 million. At December 31, 2000, the common stock that collateralizes the loans had a fair value of $67.4 million.

  Litigation

     The Company is party to various lawsuits arising in the normal course of business. The Company does not believe that any of the litigation will have a material impact on its consolidated financial statements.

                  RENAISSANCERE HOLDINGS LTD. AND SUBSIDIARIES

NOTE 19.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)

                                                QUARTER ENDED        QUARTER ENDED       QUARTER ENDED        QUARTER ENDED
                                                  MARCH 31,            JUNE 30,          SEPTEMBER 30,        DECEMBER 31,
                                             -------------------   -----------------   ------------------   -----------------
                                               2000       1999      2000      1999       2000      1999      2000      1999
DECEMBER 31, 2000                            --------   --------   -------   -------   --------   -------   -------   -------
(AMOUNTS IN TABLES EXPRESSED IN THOUSANDS OF
UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
Gross premiums written.....................  $160,471   $155,095   $97,650   $67,374   $122,470   $97,582   $52,411   $31,254
                                             ========   ========   =======   =======   ========   =======   =======   =======
Net premiums written.......................  $103,364   $116,284   $64,765   $34,929   $ 85,564   $58,238   $39,610   $ 4,062
                                             ========   ========   =======   =======   ========   =======   =======   =======
Net premiums earned........................    52,765     57,988    62,519    57,668     73,284    54,123    79,113    51,338
Net investment income......................    18,467     13,106    19,240    14,039     21,236    15,714    19,205    17,475
Net foreign exchange gains (losses)........      (137)      (666)     (169)      394        447       107       237      (246)
Other income...............................     1,402       (269)    1,709       460      2,960       882     4,607     3,842
Net realized investment gains (losses).....    (6,787)      (497)   (3,594)   (5,030)     1,482    (6,020)    1,748    (4,173)
                                             --------   --------   -------   -------   --------   -------   -------   -------
Total revenues.............................    65,710     69,662    79,705    67,531     99,409    64,806   104,910    68,236
                                             --------   --------   -------   -------   --------   -------   -------   -------
Claims and claim expenses incurred.........    17,713     15,695    24,878    21,005     29,953    19,420    36,060    21,021
Acquisitions costs.........................     7,242      6,784     7,602     6,025     11,074     7,540    12,612     5,151
Operational expenses.......................     7,807      9,516     9,065     9,092     11,050     8,771    10,032     9,389
Corporate expenses.........................     2,342      3,961     2,532     3,936        196       693     2,952     1,298
Interest expense...........................     4,252      1,406     4,358     1,712      4,639     2,675     3,918     4,147
                                             --------   --------   -------   -------   --------   -------   -------   -------
Total expenses.............................    39,356     37,362    48,435    41,770     56,912    39,099    65,574    41,006
                                             --------   --------   -------   -------   --------   -------   -------   -------
Income before minority interest and
  taxes....................................    26,354     32,300    31,270    25,761     42,497    25,707    39,336    27,230
Minority interest -- Capital Securities....     1,859      2,111     1,938     2,128      1,866     1,861     1,919     2,182
                                             --------   --------   -------   -------   --------   -------   -------   -------
Income before taxes........................    24,495     30,189    29,332    23,633     40,631    23,846    37,417    25,048
Income tax (expense) benefit...............      (420)      (171)      388       416     (4,986)      128       370     1,152
                                             --------   --------   -------   -------   --------   -------   -------   -------
Net income.................................  $ 24,075   $ 30,018   $29,720   $24,049   $ 35,645   $23,974   $37,787   $26,200
                                             ========   ========   =======   =======   ========   =======   =======   =======
Earnings per share -- basic................  $   1.25   $   1.42   $  1.58   $  1.17   $   1.89   $  1.18   $  1.97   $  1.33

Earnings per share -- diluted..............  $   1.24   $   1.41   $  1.55   $  1.16   $   1.83   $  1.17   $  1.87   $  1.31

Weighted average shares -- basic...........    19,266     21,138    18,851    20,524     18,877    20,356    19,141    19,759
Weighted average shares -- diluted.........    19,475     21,323    19,147    20,703     19,520    20,536    20,163    19,949

Claims and claim expense ratio.............      33.6%      27.1%     39.8%     36.4%      40.9%     35.9%     45.6%     41.0%
Underwriting expense ratio.................      28.5%      28.1%     26.7%     26.2%      30.2%     30.1%     28.6%     28.3%
                                             --------   --------   -------   -------   --------   -------   -------   -------
Combined ratio.............................      62.1%      55.2%     66.5%     62.6%      71.1%     66.0%     74.2%     69.3%
                                             ========   ========   =======   =======   ========   =======   =======   =======

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